
05007714

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Global Alumina Products Corporation

*CURRENT ADDRESS 44 Chipman Hill, Suite 1000
Saint John, NB E2L 4S6
Canada

**FORMER NAME


PROCESSED
MAY 11 2005
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34874 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT : 5/10/05

PL Internet Inc.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

PL INTERNET INC.

TO BE HELD ON FRIDAY, MAY 7, 2004

AND

MANAGEMENT INFORMATION CIRCULAR

PL Internet Inc.

539 Moorelands Crescent
Milton, ON L9T 4B2
905 875-3828 FAX 905 875-3829

April 2, 2004

Dear Shareholders of PL Internet Inc.:

The board of directors cordially invites you to attend the annual and special meeting (the "**Meeting**") of shareholders of PL Internet Inc. ("**PLI**") to be held at Suite 4700, Toronto Dominion Bank Tower, Toronto Dominion Centre, Toronto, Ontario on Friday, May 7, 2004 at 10:00 a.m. (Toronto time).

In addition to attending to regular annual meeting business, shareholders will be asked at the Meeting to approve a proposed business combination (the "**Arrangement**") with GAPCO (Guinea Aluminum Products Corporation) Ltd ("**GAPCO**"), which will result in GAPCO becoming a wholly-owned subsidiary of PLI. GAPCO is a private British Virgin Islands company established in 1999, which has entered into a memorandum of understanding with the government of the Republic of Guinea concerning the development and operation of an alumina refinery adjacent to a large bauxite mine in Guinea.

Immediately prior to the Arrangement being implemented, all the outstanding PLI common shares will be consolidated into a total of 5,000,000 PLI common shares (representing an approximate 1 for 1.57 consolidation) and PLI will change its name to Global Alumina Products Corporation ("**Global**"). As part of the Arrangement, existing shareholders of GAPCO will then exchange their GAPCO shares for shares of Global on the basis of one post consolidation Global share for each GAPCO share. Options and warrants to purchase GAPCO shares which are outstanding immediately before the Arrangement will, as part of the Arrangement, become options or warrants to purchase the same number of Global shares. After completion of the Arrangement, it is proposed that Global will continue from Ontario to New Brunswick.

The approval of the consolidation, the name change and the continuance require the affirmative vote of not less than two-thirds of the votes cast by the PLI shareholders who vote in respect of such matters, in person or by proxy, at the Meeting. The approval of the Arrangement requires the affirmative vote of not less than a majority of the votes cast by the PLI shareholders who vote in respect thereof, in person or by proxy, at the Meeting.

The board of directors has determined that the terms of the proposed transaction are in the best interests of PLI and are fair to PLI shareholders. **Accordingly, the Board of Directors unanimously recommends that you vote FOR the transactions at the Meeting for the reasons set forth in the management information circular which accompanies this letter.** This letter provides only a very brief description of the transactions. You should carefully consider all of the information in the enclosed management information circular to assist in making your decision. If you require assistance, consult your financial, legal or other professional advisors.

It is important that your PLI common shares be represented at the Meeting. Whether or not you are able to attend, we urge you to complete the enclosed form of proxy and return it by 10:00 a.m., (Toronto time) on May 5, 2004 to Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or by fax at 1-888-453-0330. Voting by proxy will ensure that your vote will be counted if you are unable to attend. If you require any assistance in completing your proxy, please call Computershare's answer line at 1-800-564-6253.

On behalf of PLI, I would like to thank all shareholders for their continuing support.

Yours very truly,



W. James Skelton
Chairman

PL INTERNET INC.
NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual and special meeting of the holders of common shares of PL Internet Inc. ("**PLI**") will be held at Suite 4700, Toronto Dominion Bank Tower, Toronto Dominion Centre, Toronto, Ontario at 10:00 a.m. (Toronto time) on Friday, May 7, 2004 to:

1. receive the audited financial statements of PLI for the fiscal year ended December 31, 2003 together with the report of the auditors thereon;

2. appoint PricewaterhouseCoopers LLP as auditor and authorize the directors to fix the auditor's remuneration;

3. consider and, if thought advisable, pass, with or without variation, a special resolution to approve the amendment of the articles of PLI to consolidate all the outstanding common shares of PLI into a total of 5,000,000 common shares;

4. consider and, if thought advisable, pass, with or without variation, a special resolution to approve the amendment of the articles of PLI to change its name to "Global Alumina Products Corporation";

5. consider and, if thought advisable, pass, with or without variation, an ordinary resolution to approve a business combination transaction (the "**Arrangement**") to be effected in accordance with the provisions of the *International Business Companies Act* (British Virgin Islands) pursuant to which, among other things, common shares of PLI will be issued to shareholders of GAPCO (Guinea Aluminum Products Corporation) Ltd ("**GAPCO**") in exchange for their GAPCO common shares on the basis of one PLI common share for each GAPCO share, which will result in GAPCO becoming a wholly-owned subsidiary of PLI;

6. consider, and if thought advisable, pass, with or without variation, a special resolution to approve the continuance of PLI from Ontario to New Brunswick;

7. consider, and if thought advisable, pass, with or without variation, an ordinary resolution to confirm a new general by-law to become effective upon completion of the Continuance;

8. elect three alternate slates of directors namely (i) a slate consisting of the three incumbent directors of PLI, which will take office immediately after the Meeting and will serve until, and be replaced by and upon either the New Global Board or the Hybrid Board, as applicable, taking office; (ii) a slate of directors which will take office immediately upon, but only upon, completion of the Continuance (the "**New Global Board**"); and (iii) a slate of directors (the "**Hybrid Board**") which will take office if, but only if, the Arrangement is completed but the Continuance does not proceed; and

9. transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The matters referred to above are more particularly described in the accompanying management information circular.

Shareholders who are unable to attend the meeting in person are entitled to be represented by proxy and are requested to complete and return the enclosed form of proxy in the envelope provided for that purpose. To be valid, a form of proxy must be dated and signed by the shareholder, or an attorney for the shareholder authorized in writing, and must be deposited with the registrar and transfer agent for PLI's common shares at any time up to and including the last business day preceding the day of the Meeting, or with the Chairman of the Meeting on the day of the Meeting.

DATED at Toronto, Ontario April 2, 2004.

BY ORDER OF THE BOARD OF DIRECTORS



W. James Skelton, Chairman

TABLE OF CONTENTS

NOTICE TO UNITED STATES SHAREHOLDERS

This Circular has been prepared in accordance with the disclosure requirements of Canada which are different from those of the United States.

The enforcement by investors of civil liabilities under U.S. securities laws may be affected adversely by the fact that PLI is a corporation existing under the laws of a Canadian province and some of its officers and directors at any time may not be resident in the U.S. and that all or a substantial portion of the assets of PLI and GAPCO will be located outside of the U.S.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS MANAGEMENT PROXY CIRCULAR IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

You are advised to consult your tax advisor to determine the particular tax consequences to you of the Transactions described herein.

FORWARD-LOOKING STATEMENTS

This Circular includes forward-looking statements that involve risks and uncertainties. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to PLI's and GAPCO's future prospects, developments and business strategies.

Forward-looking statements are statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved), which are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to results of feasibility studies, the possibility that future development results will not be consistent with management's expectations, accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in government approvals, execution of supply contracts or concession agreements, development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the uncertainty of profitability, failure to obtain adequate financing on a timely basis and other risks and uncertainties.

These forward-looking statements involve risks and uncertainties that may cause actual future activities and results of operations to be materially different from those suggested or described in this Circular. These risks include the risks that are identified in this Circular, which are primarily listed in the "Risk Factors" section of Exhibit "A" to this Circular. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected, estimated or projected.

SUMMARY

The following is a summary of certain information contained elsewhere in this Circular including the exhibits hereto. Certain capitalized words and terms used in this summary are defined in the Glossary of Terms. This summary is qualified in its entirety by, and should be read together with, the detailed information and financial data and statements contained or referred to elsewhere or incorporated by reference in this Circular and the exhibits hereto.

Meeting

The Meeting will be held on Friday, May 7, 2004 commencing at 10:00 a.m. (Toronto time), at Suite 4700, Toronto Dominion Bank Tower, Toronto Dominion Centre, Toronto, Ontario.

Record Date

April 7, 2004

Principal Purposes of Meeting

The Meeting is an annual and special meeting of shareholders of PLI. In addition to attending to annual meeting business at the Meeting, shareholders of PLI will be asked to approve a proposed business combination transaction (the "**Arrangement**") with GAPCO (Guinea Aluminum Products Corporation) Ltd ("**GAPCO**"), which will result in GAPCO becoming a wholly owned subsidiary of PLI. Immediately prior to the Arrangement being implemented, all the outstanding PLI Common Shares will be consolidated (the "**Consolidation**") into a total of 5,000,000 PLI Common Shares (representing an approximate 1 for 1.57 consolidation) and PLI will change its name (the "**Name Change**") to "Global Alumina Products Corporation" ("**Global**").

As part of the Arrangement, existing shareholders of GAPCO will exchange their GAPCO Common Shares for Global Common Shares on the basis of one Global Common Share for each GAPCO Common Share. After completion of the Arrangement, it is proposed that PLI will continue from Ontario to New Brunswick (the "**Continuance**").

The terms and conditions of the Arrangement, Consolidation, Name Change and Continuance (collectively, the "**Transactions**") are contained in an agreement of arrangement (the "**Arrangement Agreement**") between PLI, GAPCO and Severrin Limited (a wholly-owned BVI subsidiary of PLI created solely to effect the Arrangement with GAPCO) ("**PLI Subco**"). If the PLI Shareholders approve the Transactions, and the other terms and conditions of the Arrangement Agreement are satisfied, it is anticipated that the Transactions will be completed as soon as practicable after the Meeting.

GAPCO and the Proposed Project

GAPCO is a BVI company which has entered into a Memorandum of Understanding ("**MOU**") with the Government of Guinea ("**GOG**") in connection with the proposed development of an alumina refinery project in Guinea (the "**Project**"). Alumina is derived from bauxite ore through a refining process. Alumina is then used by aluminium smelters to produce aluminium.

GAPCO is a development-stage company without any current source of operating revenue and accordingly, GAPCO expects to incur losses for the next several years while focusing on the design, financing and construction of the proposed alumina refinery. GAPCO has been unprofitable since incorporation and has not earned any form of revenue. GAPCO has incurred a cumulative deficit of U.S.$(10,031,917) since its inception on July 21, 1999. Detailed information concerning GAPCO and the proposed Project is contained in Exhibit A.

Reasons for the Arrangement

The Arrangement will result in GAPCO becoming a wholly-owned subsidiary of Global. This will provide current PLI Shareholders, through their Global Common Shares, with the opportunity to participate, indirectly, in GAPCO's proposed alumina refinery project, and will provide current shareholders of GAPCO, who will receive Global Common Shares in the Arrangement, with shares of a publicly traded company.

PLI Shareholder Dilution

The Arrangement will result in very significant dilution of the interest of current PLI shareholders. Assuming that no additional shares of GAPCO are issued prior to the effective time of the Arrangement, based on the number of GAPCO shares outstanding on the date of this Circular and after giving effect to the Consolidation, existing PLI Shareholders will hold approximately 4.9% of the Global Common Shares outstanding upon completion of the Arrangement. After giving effect to all outstanding options, warrants and other rights in respect of GAPCO Common Shares, which on the Arrangement will be converted into options, warrants and other rights to acquire Global Common Shares, existing PLI Shareholders could hold as little as approximately 3.0% of the Global Common Shares outstanding on a fully diluted basis following the Arrangement.

PLI Shareholder Approval

It is a condition of the Arrangement Agreement that the Arrangement must be approved by an affirmative vote of not less than a majority of the votes cast in respect thereof, in person or by proxy, by PLI Shareholders at the Meeting. PLI will not proceed with the Arrangement unless it is so approved.

In order for the Consolidation, the Name Change and the Continuance to be effected, each must be approved by an affirmative vote of not less than two-thirds of the votes cast in respect thereof, in person or by proxy, by PLI Shareholders at the Meeting.

The Consolidation and Name Change will only proceed if the Arrangement proceeds. However, the Consolidation, the Name Change and the Arrangement may proceed whether or not the Continuance proceeds.

Directors' Recommendation

The board of directors of PLI has determined that the terms of the proposed Transactions are in the best interests of PLI and are fair to its shareholders. Accordingly, the board of directors of PLI unanimously recommends that PLI Shareholders vote **FOR** the resolutions approving the Transactions.

Conditions to the Transactions

The completion of the Transactions is subject to a number of conditions contained in the Arrangement Agreement, including PLI Shareholder approvals as referred to herein and approval of the Arrangement by holders of GAPCO Common Shares and by the BVI Court. "See Special Meeting Business – Conditions to the Transactions".

Implementation of the Consolidation, Name Change and Arrangement

If the Consolidation, Name Change and Arrangement are approved at the Meeting, and the other conditions for the completion of the Transactions are satisfied:

(a) articles of amendment in respect of PLI will be filed in Ontario pursuant to which:

(i) all the outstanding PLI Common Shares will be consolidated into a total of 5,000,000 PLI Common Shares. Fractional shares resulting from the Consolidation will not be issued. Instead, any such fractional shares will be cancelled and no PLI Shareholder will be entitled to any repayment of capital or other compensation in lieu of a fractional Common Share;

(ii) the name of PLI will be changed to "Global Alumina Products Corporation";

(b) articles of arrangement will be filed in the BVI pursuant to which, among other things:

(i) PLI Subco and GAPCO will merge under the laws of BVI;

(ii) each GAPCO Common Share (other than those held by holders of GAPCO Common Shares who dissent in compliance with the provisions of applicable BVI law) will be exchanged for one newly issued Global Common Share;

(iii) outstanding GAPCO Warrants and GAPCO Options will be converted into options and warrants, respectively, of Global to acquire the same number of Global Common Shares on the same terms and conditions as the GAPCO Options and GAPCO Warrants so converted; and

(iv) GAPCO will become a wholly-owned subsidiary of Global.

Implementation of the Continuance

If the Continuance is approved at the Meeting, and not more than 5% of the PLI Shareholders exercise their dissent rights in respect thereof, the Continuance will be implemented promptly following the completion of the Arrangement. Pursuant to the Arrangement Agreement, if the Continuance is approved at the Meeting, but more than 5% of the PLI Shareholders exercise their dissent rights in respect thereof, GAPCO is entitled to decide whether or not to proceed with the Continuance. However, provided the Consolidation, Name Change and Arrangement are approved by the PLI Shareholders and the other conditions in the Arrangement Agreement have been satisfied, those transactions will proceed, whether or not the Continuance proceeds.

Dissent Rights

Registered PLI Shareholders have the right to dissent with respect to the Continuance and to be paid the fair value of their PLI Common Shares upon strict compliance with the provisions of the OBCA. See "Dissent Rights" and Exhibit F hereto. The execution or exercise of a proxy does not constitute a written objection for purposes of section 185(6) of the OBCA.

New General By-Law

In conjunction with the Continuance, PLI Shareholders will also be asked at the Meeting to confirm a new general by-law to conform with the NBBCA. If so confirmed, the new general by-law will become effective upon completion of the Continuance.

Risk Factors

In evaluating whether to approve the Transactions, PLI Shareholders should consider a number of risk factors related to the development and operation of the proposed alumina refinery by GAPCO, including the following:

The original MOU between GAPCO and the GOG has been extended twice, and, unless extended further, will expire on June 30, 2004. The proposed Concession Agreement with the GOG as contemplated by the MOU has not been finalized and there is no assurance that it will be finalized in a timely manner or at all. The Concession Agreement will, among other things, provide GAPCO with a source and the terms and conditions for the supply of bauxite to feed the proposed refinery as well as the right to own and operate the refinery and, accordingly, the Project is dependent on the Concession Agreement being negotiated, signed and becoming binding on the GOG.

Guinea is a relatively small and poor country by world standards. Any investment in Guinea is subject to a variety of possible political and commercial risks inherent in developing countries, including political, social and economic instability, risk of expropriation or nationalization of assets, infrastructure and human capital constraints, restrictions and/or tariffs on the flow of goods, services and capital.

Neither detailed engineering studies to determine final cost estimates to complete the Project nor a final economic feasibility study have been completed. There is no assurance that the Project will be profitable. Economic viability will depend on many factors including, among others, the cost of bauxite, the cost of processing, transportation costs, the terms and availability of financing, foreign exchange, and the price of alumina, none of which at this time have been finally determined. Accordingly, until final capital and operating cost estimates are available, the terms and conditions of the bauxite supply arrangements to be included in the Concession Agreement are known and long term off take arrangements for the sale of alumina to be produced by the proposed refinery are entered into, the economic viability of the proposed Project cannot be determined.

In addition, even if the Project appears economically feasible at the time construction begins, given that the construction period is estimated to be approximately four years, significant changes in the volatile alumina market or in the economy could result in the Project being uneconomic by the time commercial production from the refinery begins.

GAPCO is a development stage company with no revenues and only limited assets and capital. GAPCO's preliminary estimate of the cost to complete the Project is U.S.$2 billion. GAPCO will not be able to complete the proposed Project unless it is successful in its proposed capital raising efforts. There is no assurance that GAPCO will be able to obtain the required financing on terms favorable to GAPCO, or at all.

The global aluminum and alumina markets are dominated by a small number of very large vertically integrated companies, including Alcan Inc., Alcoa Inc. and Russian Aluminum Company. These companies dominate on a global scale the mining of bauxite, the refining of alumina and the production and sale of aluminum. They all have far greater financial and human resources and industry experience than GAPCO, and accordingly, are potentially formidable competitors.

If the Project is completed, GAPCO will simply be a supplier of alumina to the industry for smelting and this will not have the benefit of vertical integration enjoyed by larger competitors who also operate bauxite mines and aluminum smelters. Accordingly, GAPCO may be far more vulnerable to volatility in the alumina market than its integrated competitors.

The Project is a large, complex undertaking that will require substantial engineering, construction and operating expertise and execution. Detailed final cost estimates to build and operate the Project have not been finalized. Potential cost overruns and completion delays are significant risks in Projects of this size and complexity, particularly in less developed countries. Management of the substantial logistical and coordination issues will require extraordinary planning, experience and skill. GAPCO currently has no full time employees and relies exclusively on consultants to provide the necessary human resources. There is no assurance that GAPCO will be able to hire or retain the significant number of experienced technical staff to manage the development of the Project and its subsequent operations.

See Exhibit A – "GAPCO – Risk Factors" where these and other risks are discussed in more detail.

GLOSSARY OF TERMS

The following is a glossary of terms used frequently in this Circular and the Exhibits attached hereto.

"**Aluminpro**" means Aluminpro Aluminum Industry Professionals Inc.

"**Arrangement**" means the business combination transaction pursuant to the IBCA that involves the merger of PLI Subco and GAPCO and the exchange by GAPCO Shareholders of GAPCO Common Shares for newly issued Global Common Shares on the basis of the Exchange Ratio, with the result that Global will become the sole shareholder of GAPCO, as set forth in the Arrangement Agreement and described in further detail herein under the heading "The Transaction".

"**Arrangement Agreement**" means the agreement of arrangement dated as of March 12, 2004 between PLI, PLI Subco and GAPCO in respect of the Arrangement, as it may be amended, restated or supplemented from time to time, as more fully described under "Special Meeting Business".

"**Arrangement Resolution**" means the ordinary resolution of PLI Shareholders, as set out in Exhibit B to this Circular, approving the Arrangement.

"**Articles of Arrangement**" means the articles of arrangement giving effect to the Arrangement to be filed pursuant to the IBCA.

"**Board**" means the board of directors of PLI.

"**Business Day**" means a day other than a Saturday, Sunday or statutory holiday in Ontario or New Brunswick.

"**BVI**" means the British Virgin Islands.

"**Canadian Securities Regulatory Authorities**" means the applicable securities commissions and similar securities regulatory authorities of the provinces and territories of Canada.

"**Circular**" means this management information circular, including the Exhibits hereto, as it may be amended, restated or supplemented from time to time.

"**Computershare**" means Computershare Trust Company of Canada.

"**Consolidation**" means the consolidation of all the outstanding Global Common Shares into 5,000,000 Global Common Shares.

"**Consolidation Resolution**" means the special resolution of PLI Shareholders, as set out in Exhibit B to this Circular, approving the Consolidation.

"**Continuance**" means the continuance of PLI/Global from Ontario into New Brunswick such that it will be governed by the NBBCA as if it had been incorporated under the NBBCA.

"**Continuance Resolution**" means the special resolution of PLI Shareholders, as set out in Exhibit B to this Circular, approving the Continuance.

"**Corporation**" means PLI prior to the Name Change and Global after the Name Change.

"**Dissent Notice**" means a written objection to the Continuance Resolution made by a Registered PLI Shareholder in accordance with the Dissent Procedures.

"**Dissent Procedures**" means the dissent procedures described under "Dissenting Shareholders' Rights".

"**Dissenting Shareholder**" means a Registered PLI Shareholder who dissents in respect of the Continuance Resolution in strict compliance with the Dissent Procedures.

"**Exchange Ratio**" means the ratio of one GAPCO Common Share to one Global Common Share.

"**Former GAPCO Shareholders**" means the holders of GAPCO Common Shares immediately prior to the completion of the Arrangement.

"**GAPCO**" means GAPCO (Guinea Aluminum Products Corporation) Ltd, a corporation incorporated under the laws of the BVI.

"**GAPCO Common Shares**" means the common shares in the capital of GAPCO.

"**GAPCO Options**" means options granted by GAPCO which give the grantee the right to acquire GAPCO Common Shares upon payment of the exercise price specified in such options.

"**GAPCO Stock Option Plan**" means the stock option plan of GAPCO, as described in Exhibit "A" hereto.

"**GAPCO Warrants**" means warrants issued by GAPCO which give the holder the right to acquire GAPCO Common Shares upon payment of the exercise price specified in such warrants.

"**Global**" means Global Alumina Products Corporation, the name by which PLI will be known if the Name Change is completed.

"**Global Common Shares**" means common shares in the capital of Global.

"**Global Shareholders**" means holders of Global Common Shares.

"**Global Warrants**" means warrants issued by Global which give the holder the right to acquire Global Common Shares upon payment of the exercise price specified in such warrants.

"**Guinea**" means the Republic of Guinea.

"**IBCA**" means the *International Business Companies Act* of the British Virgin Islands.

"**Intermediary**" means an intermediary that a Non-Registered PLI Shareholder may deal with, including banks, trust companies, securities dealers or brokers and trustees or administrators of RRSPs, RRIFs, RESPs and similar plans, and their nominees.

"**Marubeni Agreement**" means the agreement between GAPCO and Marubeni Corporation referred to under "Business of GAPCO - Arrangements with Marubeni Corporation" in Exhibit A.

"**Meeting**" means the annual and special meeting of the PLI Shareholders to which this Circular relates to be held on Friday, May 7, 2004, including any postponements or adjournments thereof.

"**Mitsubishi Agreement**" means the agreement between GAPCO and Mitsubishi Corporation referred to under "Business of GAPCO - Arrangements with Mitsubishi Corporation" in Exhibit A.

"**Meeting Materials**" means this Circular, the Notice of Meeting and the form of proxy for use in connection with the Meeting.

"**mtpa**" means million tonnes per annum.

"**Name Change**" means the change of PLI's name to "Global Alumina Products Corporation".

"**Name Change Resolution**" means the special resolution of PLI Shareholders as set out in Exhibit B to this Circular approving the Name Change.

"**NBBCA**" means the *Business Corporations Act* (New Brunswick).

"**NI 54-101**" means National Instrument 54-101 – *Communication with Beneficial Owners of Securities of a Reporting Issuer*, of the Canadian Securities Administrators.

"**Non-Registered PLI Shareholder**" means a PLI Shareholder who is a beneficial holder of PLI Common Shares and is not a Registered PLI Shareholder.

"**Notice of Meeting**" means the notice calling the Meeting.

"**OBCA**" means the *Business Corporations Act* (Ontario).

"**Penalty Shares**" means the additional GAPCO Common Shares which GAPCO may be required to issue without further consideration, as described in Exhibit A, "Business of GAPCO – Recent Developments".

"**Plan of Arrangement**" means the plan of arrangement contemplated by the IBCA entered into between PLI, Severrin and GAPCO in respect of the Arrangement.

"**PLI**" means PL Internet Inc., a corporation amalgamated under the OBCA, and, if and when the Name Change is completed, will mean Global.

"**PLI Common Shares**" means the common shares in the capital of PLI.

"**PLI Shareholders**" means holders of PLI Common Shares.

"**PLI Subco**" means Severrin Limited, a wholly-owned BVI subsidiary of PLI created solely to effect the Arrangement with GAPCO.

"**PLI Subco Common Shares**" means common shares in the capital of PLI Subco.

"**Project**" means GAPCO's proposed alumina refinery project in Guinea as described in Exhibit A.

"**Record Date**" means April 7, 2004.

"**Registered PLI Shareholder**" means a registered holder of PLI Common Shares.

"**Transactions**" means, collectively, the Consolidation, the Name Change, the Arrangement and the Continuance.

"**U.S.**" means United States of America.

INFORMATION CONCERNING THE MEETING

The Meeting

This Circular is being furnished to PLI Shareholders in connection with the solicitation of proxies by the directors and management of PLI for use at the Meeting called for the purposes set out in the accompanying Notice of Meeting. The Meeting will be held on Friday, May 7, 2004 at Suite 4700, Toronto Dominion Bank Tower, Toronto Dominion Centre, at 10:00 a.m. (Toronto time) as set forth in the Notice of Meeting. The cost of solicitation by management will be borne by PLI.

Appointment of Proxies

The persons named in the accompanying form of proxy for the Meeting are officers and/or directors of PLI. **PLI Shareholders have the right to appoint a person, who need not be a PLI Shareholder, other than the persons designated in the applicable form of proxy accompanying this Circular, as nominee to attend and act for and on behalf of such person at the Meeting and may exercise such right by inserting the name of such person in the blank space provided on the form of proxy or by executing a proxy in a form similar to the one enclosed.**

Deposit of Proxies

To be valid, proxies must be signed, dated and deposited at Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or by fax to 1-888-453-0330 not later than 10:00 a.m. (Toronto time) on May 5, 2004 or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is reconvened or the postponed Meeting is convened. Proxies may also be deposited with the scrutineers of the Meeting, to the attention of the chairman of the Meeting, at, or immediately prior to, the commencement of the Meeting or any adjournment or postponement thereof. An undated but executed proxy will be deemed to be dated the date of mailing of this Circular.

Non-Registered PLI Shareholders

Only registered holders of PLI Common Shares ("**Registered PLI Shareholders**"), or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. However, in many cases, PLI Common Shares beneficially owned by a holder (a "**Non-Registered PLI Shareholder**") are registered either:

(a) in the name of an Intermediary (See "Glossary of Terms"); or

(b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Shareholders who do not hold their PLI Common Shares in their own name (i.e., Non-Registered PLI Shareholders) should note that only proxies deposited by Shareholders whose names appear on the records of PLI as the registered holders of PLI Common Shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a PLI Shareholder by a broker, then, in almost all cases, those shares will not be registered in the PLI Shareholder's name on the records of PLI. Such shares will more likely be registered under the name of the PLI Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Non-Registered PLI Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker's clients. Therefore, Non-Registered PLI Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators ("**NI 54-101**"), PLI has distributed copies of the Notice of Meeting, this Circular and the form of proxy for use in connection with the Meeting (collectively, the "**Meeting Materials**") to the clearing agencies and Intermediaries for onward distribution to Non-Registered PLI Shareholders.

Applicable regulatory rules require Intermediaries to seek voting instructions from Non-Registered PLI Shareholders in advance of shareholders' meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Non-Registered PLI Shareholders in order to ensure that their PLI Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Non-Registered PLI Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to Registered PLI Shareholders. However, its purpose is limited to instructing the Registered PLI Shareholder (the broker or agent of the broker) how to vote on behalf of the Non-Registered PLI Shareholders.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("**IICC**"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Non-Registered PLI Shareholders and asks Non-Registered PLI Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the meeting. A Non-Registered PLI Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote Common Shares directly at the Meeting; the proxy must be returned to IICC well in advance of the Meeting in order to have PLI Common Shares voted.

Although a Non-Registered PLI Shareholder may not be recognized directly at the Meeting for the purposes of voting PLI Common Shares registered in the name of an Intermediary, a Non-Registered PLI Shareholder may attend at the Meeting as proxy holder for the registered Shareholder and vote PLI Common Shares in that capacity. Non-Registered PLI Shareholders who wish to attend the Meeting and indirectly vote their PLI Common Shares as proxy holder for the Registered PLI Shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their Intermediary in accordance with the instructions provided by such Intermediary, well in advance of the Meeting. In any case, Non-Registered PLI Shareholders should carefully follow the instructions of their Intermediaries and their service companies to ensure that their PLI Common Shares are voted at the Meeting.

Exercise of Vote by Proxies and Discretionary Authority

The PLI Common Shares represented by properly executed proxies given in favour of the persons designated in the printed portion of the accompanying form of proxy at the Meeting will be voted for, against or withheld from voting in accordance with the instructions contained therein, so long as such instructions are certain, on any ballot that may be called for. **If no choice is specified in the proxy, such shares will be voted FOR each of the matters proposed by management at the Meeting and described in the Notice of the Meeting.**

The form of proxy accompanying this Circular confers discretionary authority upon the nominees named therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. Management of PLI knows of no matters to come before the Meeting, other than those referred to in the Notice of Meeting. However, if any other matters which are not now known to management of PLI should properly come before the Meeting, the shares represented by proxies given in favour of management nominees will be voted on such matters in accordance with the best judgment of the nominee.

Revocation of Proxies

A Registered PLI Shareholder may revoke a proxy by: (a) completing and signing a proxy bearing a later date and depositing it with Computershare within the same time periods in advance of the Meeting as set forth above under "Deposit of Proxies"; (b) depositing an instrument in writing executed by the holder or by his attorney authorized by a document that is signed in writing or by electronic signature or, if the holder is a corporation, signed by an officer or attorney thereof duly authorized, indicating the capacity under which such officer or attorney is signing, either at the registered office of PLI at any time up to and including 12:00 p.m., Toronto time, on the last Business Day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the applicable Meeting on the day of such Meeting, or any adjournment thereof; (c) transmitting, by telephonic or electronic means, a revocation that is signed by electronic signature and that is received at the registered office of PLI at any time up to and including 12:00 p.m., Toronto time, on the last Business Day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or by the chairman of the applicable Meeting on the day of such Meeting, or any adjournment thereof; or (d) in any other manner permitted by law. A Non-Registered PLI Shareholder may revoke a voting instruction form and a vote given to an Intermediary at any time by written notice in accordance with the instructions from the Intermediary.

Electronic Signature

A shareholder or the shareholder's duly authorized attorney may sign by electronic signature a proxy, a revocation of proxy or a power of attorney authorizing the creation of either of them, if the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of the shareholder, or the attorney, as the case may be.

Voting Securities

The Board has fixed the record date for the Meeting as the close of business on April 7, 2004 (the "**Record Date**"). Only PLI Shareholders of record as at that date are entitled to receive notice of the Meeting and to vote at the meeting, except those persons who are transferees of any PLI Common Shares acquired after the record date and who have produced properly endorsed certificates evidencing such Shares or who otherwise have established ownership thereof and demand, not later than ten days before the Meeting, that their names be included in the list of shareholders, are entitled to vote at the Meeting. The Consolidation, Name Change and Continuance Resolutions require approval by two-thirds of the votes cast by the PLI Shareholders who vote in respect of such resolutions, in person or by proxy, at the Meeting. The Arrangement Resolution and all other matters to be submitted to PLI Shareholders at the Meeting may be approved by a simple majority of votes cast by the PLI Shareholders who vote in respect of such resolutions, in person or by proxy, at the Meeting.

Principal Shareholders

On the date hereof, 7,849,410 PLI Common Shares were issued and outstanding, each such share carrying the right to one vote at the Meeting. To the knowledge of the directors and senior officers of PLI, the following persons and companies beneficially own, directly or indirectly, or exercise control or direction over, PLI Common Shares carrying more than 10% of the voting rights attached to all PLI Common Shares.

Name	Number of PLI Common Shares Owned or Controlled	Percentage of Outstanding PLI Common Shares	Percentage of Outstanding Global Common Shares after giving effect to the Arrangement[1]
Jay Smith	2,487,562	31.7	1.5%
William White	2,487,562	31.7	1.5%
W. James Skelton	1,329,187	16.9	0.8%

1. These percentages have been calculated using 102,160,000 as the number of outstanding Global Common Shares after giving effect to the Arrangement. See "Arrangement – GAPCO Common Shares – Fully Diluted" below.

ANNUAL MEETING BUSINESS

Financial Statements

The audited consolidated financial statements of PLI for the year ended December 31, 2003 and the report of the auditors thereon will be placed before the Meeting. A copy of these audited financial statements is attached as Exhibit C to this Circular.

Appointment of Auditor

At the Meeting, it is proposed that PricewaterhouseCoopers LLP, Chartered Accountants ("**PwC**"), be appointed, effective on the date of the Meeting, as auditor of PLI to hold office until the next annual meeting of shareholders, at a remuneration to be fixed by the directors. PwC will replace Fuller Jenks Landau, Chartered Accountants.

Election of Directors

At the Meeting, it is proposed that the shareholders elect three alternate slates of directors as described below. The reason for this procedure is that, if the Transactions, including the Continuance under the NBBCA, are approved and implemented, a board of seven directors comprised of less than a majority of resident Canadians is proposed (the "**New Global Board**") which is permitted under the NBBCA, but not under the OBCA. If elected, the New Global Board will take office immediately following completion of the Continuance. However if all of the Transactions, other than the Continuance, are implemented, it is proposed that an alternate slate of nine directors, a majority of whom must be resident Canadians in order to comply with the OBCA, be elected instead (the "**Hybrid Board**"). If elected, the Hybrid Board would take office immediately following completion of the Arrangement, if, but only if, the Continuance is not approved at the Meeting or the Continuance is approved but more than 5% of the PLI Shareholders exercise their dissent rights with respect to the Continuance Resolution and GAPCO then elects to request that the Continuance not proceed. Finally, it is proposed that a slate consisting of the three current directors of PLI be elected (the "**Incumbent Board**"). The Incumbent Board will take office immediately after the Meeting and serve until, and be replaced by and upon, either the New Global Board or the Hybrid Board, as applicable, taking office. If the Arrangement does not proceed, the Incumbent Board will serve until the next annual meeting or until their successors are elected or appointed.

The Incumbent Board

The following table indicates the names and municipalities of residence of the three nominees for election to the Incumbent Board (to take effect immediately following the Meeting to serve until, and be replaced by and upon either the New Global Board or the Hybrid Board, as applicable, taking office), the office to be held by them with the Corporation, the principal occupation during the last five years, the year from which each has continually served as a director of PLI and the number of PLI Common Shares beneficially owned or controlled, directly or indirectly, by each such person and the number of Global Common Shares beneficially owned or controlled, directly or indirectly, by each such person, assuming completion of the Arrangement.

Name and Municipality of Residence and Date First Became a Director	Office	Principal Occupation During Past Five Years	PLI Common Shares Beneficially Owned or Controlled	Global Common Shares Beneficially Owned or Controlled After Giving Effect to the Arrangement
Ingrid J. Hibbard Milton, Ontario 1995	President and Director	President and Chief Executive Officer of PLI. President and Director of Pelangio Mines Inc., a public Ontario mining company whose shares are listed on the Canadian Venture Exchange since 1997. Barrister and Solicitor (sole practitioner).	223,543	142,384
W. James Skelton Toronto, Ontario 2000	Chairman and Director	President of CASEworks Inc., a distributor of software tools.	1,329,187	846,679
Eric Inkilainen South Porcupine, Ontario 1993	Director	Self-employed sales representative since September 1999. Prior thereto, technical representative for Scapa Filtration.	65,067	41,444

The information contained in the above table as to the number of PLI Common Shares beneficially owned or controlled, directly or indirectly, by the incumbent directors is based upon information furnished to PLI by the respective incumbent directors.

The New Global Board

The following table indicates the names and municipalities of residence of the seven nominees for election to the New Global Board (to take office upon completion of the Continuance), the office to be held, the principal occupation during the past five years and the number of Global Common Shares beneficially owned or controlled, directly or indirectly, by each such person, assuming completion of the Arrangement.

Name and municipality of home address	Office	Principal Occupation During Past Five Years	Global Common Shares Beneficially Owned or Controlled After Giving Effect to the Arrangement
Bruce J. Wrobel Brooklyn, New York	Director, Chairman & Chief Executive Officer	President and Chief Executive Officer of GAPCO, from March 9, 2000 to present; Chief Executive Officer of Sithe Energies, Inc., an energy company, from October 1, 2003 to present	17,272,000
Michael J. Cella Wilton, Connecticut	Director & Senior Vice President, Chief Financial Officer and Secretary	Senior Vice-President, Finance, Chief Financial Officer and Secretary of GAPCO from March 5, 2001 to present; Director of Finance, Sithe Energies Inc., an energy company, from October 1, 2003 to present	800,000
Bernard Cousineau Westmount, Quebec	Director & President	Self Employed – Management Consulting from October 1999 to present; Director of Joint Operations of Alcan Inc., an aluminium company, from April to October 1999	nil
Alan J. Gayer Toronto, Ontario	Director	Chief Executive Officer of Toronto Hospital for Sick Children from April 2002 to present; Director of a national strategy consulting firm from 1998 to March 2002	1,680,000
Kunihiko Hisgashi Harrison, New York	Director	Division Executive Vice President of Mitsubishi International Corporation, an international trading, investment and development company from February 2002 to present; Senior Manager of Mitsubishi Corporation, Japan's largest trading company, from December 1996 to February 2002	Nil [1]

[1] *Mitsubishi International Corporation and its affiliates own 1,600,000 Common Shares and have an option to purchase an unlimited number of shares at the time of the refinery construction loan closing. See Exhibit A – "Business of GAPCO - Arrangements with Mitsubishi".*

Name and municipality of home address	Office	Principal Occupation During Past Five Years	Global Common Shares Beneficially Owned or Controlled After Giving Effect to the Arrangement
Masumi Kakinoki London, United Kingdom	Director	President of Marubeni Europower Ltd., an international development and investment company, from December 1998 to present	Nil [2]
Karim L. Karjian London, United Kingdom	Director	Chief Executive Officer of Karalco Resources Ltd., an international consulting company, from November 1997 to present	1,200,000

The information contained in the above table as to the number of Global Common Shares to be beneficially owned or controlled, directly or indirectly by nominees for directors, is based upon information furnished to PLI by the respective nominees.

The Hybrid Board

The following table indicates the names of the nine nominees for election to the Hybrid Board (to take office if the Arrangement, but not the Continuance, is completed), the office to be held, the principal occupation and the number of Global Common Shares to be beneficially owned or controlled, directly or indirectly, by each such person, assuming completion of the Arrangement.

Name and Municipality of Residence	Office	Principal Occupation During Past Five Years	Global Common Shares Beneficially Owned or Controlled After Giving Effect to the Arrangement
Bruce J. Wrobel Brooklyn, New York	Director, Chairman & Chief Executive Officer	President and Chief Executive Officer of GAPCO, from March 9, 2000 to present; Chief Executive Officer of Sithe Energies, Inc., an energy company, from October 1, 2003 to present	17,272,000
Bernard Cousineau Westmount, Quebec	Director & President	Self Employed – Management Consulting from October 1999 to present; Director of Joint Operations of Alcan Inc., an aluminium company, from April to October 1999	Nil
Franklin L. Davis	Director	Partner of Fraser Milner Casgrain LLP, a law firm, from July 2002 to present; partner of Donahue LLP , a law firm, from December 2000 to June 2002; partner of Smith Lyons LLP, a law firm, until December 2000.	Nil

[2] *Marubeni Europower Ltd. and its affiliates own 3,000,000 Common Shares and have an option to purchase an unlimited number of shares at the time of the refinery construction loan closing. See Exhibit A – "Business of GAPCO- Arrangements with Marubeni".*

Name and Municipality of Residence	Office	Principal Occupation During Past Five Years	Global Common Shares Beneficially Owned or Controlled After Giving Effect to the Arrangement
Alan J. Gayer Toronto, Ontario	Director	Chief Executive Officer of Toronto Hospital for Sick Children from April 2002 to present; Director of a national strategy consulting firm from 1998 to March 2002	1,680, 000
Kunihiko Hisgashi Harrison, New York	Director	Division Executive Vice President of Mitsubishi International Corporation, an international trading, investment and development company from February 2002 to present; Senior Manager of Mitsubishi Corporation, Japan's largest trading company, from December 1996 to February 2002	Nil [3]
D. Chad Hutchison	Director	Associate of Fraser Milner Casgrain LLP, a law firm, from July 2002 to present; associate of Donahue LLP, a law firm, from August 2001 to June 2002; associate of Smith Lyons LLP, a law firm, until August 2001.	Nil
Masumi Kakinoki London, United Kingdom	Director	President of Marubeni Europower Ltd., an international development and investment company, from December 1998 to present	Nil [4]
Karim L. Karjian London, United Kingdom	Director	Chief Executive Officer of Karalco Resources Ltd., an international consulting company, from November 1997 to present	1,200,000
Ian W. Porteous	Director	Self-Employed – Management Consulting from January 2000 to present; Vice President, Technology of Alcan Inc., an aluminum company, from August 1985 to December 1999.	Nil

The information contained in the above table as to the number of Global Common Shares to be beneficially owned or controlled, directly or indirectly by nominees for directors, is based upon information furnished to PLI by the respective nominees.

Audit Committee

The board of directors is required to appoint an audit committee. Such appointment will be completed after the Meeting in compliance with the OBCA or NBBCA, as applicable, and applicable securities regulation.

[3] *Mitsubishi International Corporation and its affiliates own 1,600,000 Common Shares and have an option to purchase an unlimited number of shares at the time of the refinery construction loan closing. See Exhibit A – "Business of GAPCO - Arrangements with Mitsubishi".*

[4] *Marubeni Europower Ltd. and its affiliates own 3,000,000 Common Shares and have an option to purchase an unlimited number of shares at the time of the refinery construction loan closing. See Exhibit A – "Business of GAPCO - Arrangements with Marubeni".*

SPECIAL MEETING BUSINESS

Pursuant to the Arrangement Agreement, PLI, PLI Subco and GAPCO have agreed to complete the Transactions, being the Consolidation, Name Change, Arrangement and Continuance which will result in, among other things, GAPCO becoming a wholly-owned subsidiary of PLI and the current shareholders of GAPCO becoming shareholders of PLI as more fully described below.

The Arrangement Agreement contains representations, warranties and covenants customary in transactions of this nature and makes the completion of the Transactions subject to certain conditions as more fully described under "Conditions to the Transactions" below. A copy of the Arrangement Agreement may be inspected at, or a copy obtained from, the PLI office at 539 Moorelands Crescent, Milton, Ontario, Tel: (905) 875-3828 or from the office of McCarthy Tétrault LLP, Suite 4700, Toronto Dominion Bank Tower, Toronto Dominion Centre, Toronto, Ontario, M5K 1E6, Tel: (416) 601-7910, during normal business hours until the date of the Meeting.

At the Special Meeting, the PLI Shareholders are being asked to consider and, if thought advisable, approve the Transactions.

The Consolidation

It is proposed that immediately prior to the Arrangement being implemented, all of the outstanding PLI Common Shares will be consolidated into a total of 5,000,000 PLI Common Shares, representing an approximate 1 for 1.57 consolidation. Any fractional PLI Common Shares resulting from the Consolidation will not be issued since the administrative cost of issuing fractions or cash in lieu thereof would far exceed the value of any fractions. Instead, any such fractional shares will be cancelled without any repayment of capital or other compensation.

The reason for the consolidation is simply to adjust the number of PLI Common Shares outstanding immediately prior to the Arrangement so as to facilitate the Arrangement being implemented on the basis of one PLI Common Share being exchanged for each GAPCO Common Share. In order to implement the Consolidation, it will be necessary to amend the articles of incorporation of PLI.

Accordingly, PLI Shareholders will be asked at the Meeting to consider and if thought advisable, to approve the Consolidation Resolution, a draft of which is set out in Exhibit B. In order for the Consolidation to proceed, the Consolidation Resolution must be approved by the affirmative vote of not less than two-thirds of the votes cast in respect thereof, in person or by proxy, by PLI Shareholders at the Meeting.

The Consolidation is a condition precedent for the Arrangement proceeding. However, the Consolidation will not be implemented unless the Arrangement is implemented.

The Name Change

It is proposed that immediately prior to the Arrangement being implemented, PLI will change its name to "Global Alumina Products Corporation" ("**Global**") in order to more accurately reflect the activities which it will carry on, through its wholly-owned subsidiary, GAPCO, following the Arrangement. In order to implement the Name Change, it will be necessary to amend the articles of incorporation of PLI.

Accordingly, PLI Shareholders will be asked at the Meeting to consider, and if thought advisable, to approve the Name Change Resolution, a draft of which is set out in Exhibit B. In order for the Name Change to proceed, the Name Change Resolution must be approved by the affirmative vote of not less than two-thirds of the votes cast in respect thereof, in person or by proxy, by PLI Shareholders at the Meeting. The Name Change will not be implemented unless the Arrangement is implemented.

The Arrangement

The purpose of the Arrangement is to allow PLI to effect a business combination with GAPCO. GAPCO is a private BVI company which has entered into a Memorandum of Understanding with the Government of Guinea in connection with the proposed development of an alumina refinery in Guinea. Detailed information concerning GAPCO and the proposed Project is contained in Exhibit A. Audited financial statements of GAPCO for the years ended December 31, 2003, 2002 and 2001 are attached as Exhibit D. As a result of the Arrangement, GAPCO will become a wholly-owned subsidiary of PLI. The unaudited *pro forma* combined balance sheet of PLI after giving effect to the proposed Arrangement is attached as Exhibit E.

The Arrangement will be carried out pursuant to a Plan of Arrangement under the *International Business Corporations Act* (British Virgin Islands) (the "**IBCA**"). For the purpose of implementing the Arrangement, PLI has incorporated a wholly-owned subsidiary, Severrin Limited ("**PLI Subco**") under the IBCA. PLI Subco does not have any assets or liabilities. As part of the Arrangement, PLI Subco will merge with GAPCO under the provisions of the IBCA and GAPCO will be the surviving company. As part of that merger, GAPCO Shareholders (other than those who dissent in compliance with the provisions of the IBCA) will be issued, in exchange for their GAPCO Common Shares, one newly issued Global Common Share for each GAPCO Common Share held at the time of the Arrangement and the one outstanding share of PLI Subco held by PLI will then be converted into a new share of GAPCO. As a result, PLI will become the sole shareholder of GAPCO and Former GAPCO Shareholders will hold Global Common Shares instead of GAPCO Common Shares. The Arrangement will thus provide current PLI Shareholders, through their Global Common Shares, with the opportunity to participate, indirectly, in GAPCO's proposed alumina refinery project and will provide current GAPCO Shareholders with shares of a publicly traded company.

As part of the Arrangement, all outstanding GAPCO Options and GAPCO Warrants will be converted into options and warrants, respectively, of Global, entitling the holders thereof to acquire an equivalent number of Global Common Shares on the same terms and conditions as the GAPCO Options and GAPCO Warrants so converted.

The Arrangement will result in very substantial dilution of the current PLI Shareholders. Based on 97,160,000 GAPCO Common Shares outstanding on the date of this Circular, existing PLI Shareholders will hold approximately 4.9% of the 102,160,000 Global Common Shares to be outstanding upon completion of the Arrangement, assuming no additional GAPCO shares are issued prior to completion of the Arrangement. There are currently outstanding GAPCO Options and GAPCO Warrants to purchase 33,160,000 GAPCO Common Shares, any of which could be exercised prior to the Arrangement. Any such GAPCO Options or GAPCO Warrants which are not exercised prior to the Arrangement will be, pursuant to the Arrangement, converted into options and warrants, respectively, of Global to acquire an equivalent number of Global Common Shares on the same terms and conditions as the GAPCO Options and GAPCO Warrants. In addition, pursuant to the terms of the Arrangement Agreement GAPCO is permitted prior to the Arrangement to issue options to acquire up to 1,000,000 GAPCO Common Shares under the existing GAPCO Stock Option Plan and up to 9,000,000 GAPCO Common Shares in connection with financing of GAPCO. It is also expected that 500,000 Global Common Shares and warrants to acquire 250,000 Global Common Shares will be issued promptly after completion of the Arrangement in connection with the proposed acquisition of Aluminpro. See Exhibit A - "Business of GAPCO – Recent Developments – Acquisition of Aluminpro, Aluminum Industry Professionals Inc.". Pursuant to the terms of a private placement financing which GAPCO completed in February 2004 (see Exhibit A - "Business of GAPCO – Recent Developments"), if the Arrangement has not been completed by May 29, 2004 the subscribers to the private placement are entitled to receive from GAPCO, without payment of any further consideration, 10 million additional GAPCO Common Shares and, if the Arrangement has not been completed by July 28, 2004 the subscribers are entitled to receive from GAPCO, without payment of any further consideration, an additional five million GAPCO Common Shares. As well, up to an additional 9,000,000 GAPCO Common Shares may be issued under the terms of the GAPCO Stock Option Plan after the Arrangement. The following table summarizes the foregoing information concerning GAPCO Common Shares on a fully diluted basis:

GAPCO Common Shares – Fully Diluted

GAPCO Common Shares outstanding at the date of the Circular		97,160,000
Issuable Prior to Arrangement		
	- Additional GAPCO Common Shares permitted to be issued for financing (9 million) and under Stock Option Plan (1 million)	10,000,000

- Outstanding Options and Warrants to purchase GAPCO Common Shares	33,000,000
- Penalty Shares May 29, 2004	10,000,000
- Penalty Shares July 28, 2004	5,000,000
Issuable After Arrangement	
- Aluminpro Shares	500,000
- Aluminpro Warrants	250,000
- Additional Stock Option Shares	9,000,000
Common Shares – Fully Diluted	164,910,000

Accordingly, on a fully diluted basis after giving effect to the foregoing, PLI Shareholders would hold 3.0% of the total Global Common Shares outstanding upon completion of the Arrangement. Not included in the foregoing is dilution that would result on exercise of the rights to purchase an unlimited number of GAPCO Common Shares pursuant to agreements between GAPCO and each of Marubeni Corporation and Mitsubishi Corporation. See Exhibit A - "Arrangements with Marubeni" and "Arrangements with Mitsubishi" for details of these agreements.

As a result of the Arrangement, Global Common Shares could become foreign property for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and other entities to which Part XI of the *Income Tax Act* (Canada) applies, unless Global is a Corporation whose shares cannot reasonably be considered to derive their value, directly or indirectly, primarily from foreign property, or Global meets the substantial Canadian presence requirements of that Act. If the Arrangement proceeds, Global intends to conduct its affairs so as to continue to satisfy the requirements for a substantial Canadian presence.

It is a condition of the Arrangement Agreement that the Arrangement must be approved by a majority of the votes cast at the Meeting in respect thereof. Accordingly, the PLI Shareholders will be asked at the Meeting to consider and, if thought advisable, to approve the Arrangement Resolution, a draft of which is set out in Exhibit B. The Arrangement Resolution must be approved by the affirmative vote of not less than the majority of the votes cast in respect thereof, in person or by proxy, by PLI Shareholders at the Meeting. PLI will not proceed with the Arrangement unless it is so approved.

The Continuance

It is proposed that immediately following the Arrangement, Global will continue from Ontario to New Brunswick as a result of which it will cease to be governed by the OBCA and will instead be governed by the NBBCA. Generally the provisions of the OBCA and the NBBCA provide substantially similar protection to shareholders. For example, the NBBCA contains derivative action, oppression and dissent rights similar to those available under the OBCA. There are, however, differences between the OBCA and the NBBCA which will result in various changes to the rights of shareholders of Global following the Continuance. A summary of the significant differences between the OBCA and the NBBCA insofar as they may be regarded as affecting the rights of shareholders of Global is set out in Exhibit G - "Summary of Principal Differences Between the OBCA and the NBBCA".

The reason for the Continuance is to allow Global to avail itself of the greater flexibility provided by the NBBCA with respect to the residency of directors. The OBCA requires that a majority of the directors of a corporation be resident Canadians, whereas the NBBCA does not impose any residence requirement with respect to directors. Since Global's primary interests will, if the Arrangement is complete, be focused outside Canada through its wholly owned subsidiary GAPCO's interest in the proposed alumina refinery Project in Guinea, it is advantageous for Global to have the flexibility to have a board of directors the majority of which may not be resident Canadians. In order to implement the Continuance, it will be necessary for Global to file articles of continuance under the NBBCA.

Accordingly, PLI Shareholders will be asked at the Meeting to consider, and if thought advisable, to approve the Continuance Resolution, a draft of which is set out in Exhibit B. In order for the Continuance to proceed, the Continuance Resolution must be approved by the affirmative vote of not less than two-thirds of the votes cast in respect thereof, in person or by proxy, by PLI Shareholders at the Meeting.

The Continuance will not proceed unless the Arrangement Proceeds. If the Continuance is approved at the Meeting and not more than 5% of the PLI Shareholders exercise their dissent rights, as described below, in respect thereof, the Continuance will be implemented promptly following the completion of the Arrangement. Pursuant to the Arrangement Agreement, if the Continuance is approved at the Meeting, but more than 5% of the PLI Shareholders exercise their dissent rights in respect thereof, GAPCO is entitled to decide whether or not to proceed with the Continuance. However, provided the Consolidation, Name Change and Arrangement are approved by the PLI Shareholders and the other conditions in the Arrangement Agreement have been satisfied, those transactions will proceed, notwithstanding that GAPCO may elect not to have the Continuance proceed.

If the Continuance proceeds, it is advisable for the Corporation to adopt a new general by-law that will conform to the NBBCA. A copy of the proposed new general by-law is attached as Exhibit I. Accordingly, PLI Shareholders will be asked at the Meeting to consider and, if thought advisable, to approve an ordinary resolution confirming the new general by-law. To be so confirmed, the resolution must be approved by the affirmative vote of not less than the majority of the votes cast in respect thereof, in person or by proxy, by PLI shareholders at the Meeting. Subject to such confirmation, the new general by-law will become effective upon, and only upon, the completion of the Continuance, and upon becoming effective, will replace the existing by-law of PLI.

Right to Dissent on Continuance

Registered PLI Shareholders are entitled to dissent from the Continuance Resolution in the manner provided by section 185 of the OBCA, which is set out in Exhibit F attached hereto. Any such shareholder is entitled to be paid the fair value of all, but not less than all, of the PLI Common Shares held by such shareholder in accordance with section 185 of the OBCA if the shareholder sends to the Corporation a written objection to the Continuance Resolution and the Continuance becomes effective. The execution or exercise of a proxy does not constitute a written objection for purposes of subsection 185(6) of the OBCA. A Registered PLI Shareholder is not entitled to dissent with respect to the Continuance if he/she votes any of the PLI Common Shares held by such shareholder in favour of the Continuance Resolution.

A Dissenting Shareholder who seeks payment of the fair value of his or her PLI Common Shares is required to send a written objection to PLI at or prior to the Meeting. PLI's address is 539 Moorelands Crescent, Milton, Ontario, Canada L9T 4B2. A vote against the Continuance Resolution or withholding votes does not constitute a written objection. Within 10 days after the Continuance Resolution is approved by Shareholders, PLI must notify the Dissenting Shareholder of such approval. The Dissenting Shareholder is then required, within 20 days after receipt of such notice (or, if he/she does not receive such notice, within 20 days after he/she learns of the approval of the Continuance Resolution), to send to PLI a written notice containing his/her name and address, the number of shares in respect of which he/she dissents and a demand for payment of the fair value of such shares and, within 30 days after sending such written notice, to send to PLI the appropriate share certificate or certificates. If the Continuance becomes effective, PLI is required to determine the fair value of the shares and to make a written offer to pay such amount to the Dissenting Shareholder. If such offer is not made or not accepted within 50 days after the Continuance becomes effective, PLI may apply to the court to fix the fair value of such shares. If PLI does not make such an application within the specified period, a Dissenting Shareholder may apply to the court for the same purpose within a further period of 20 days or within such further period as the court may allow and will be entitled to receive the fair value of his/her shares as fixed by the court.

The foregoing summary does not purport to provide a comprehensive description of the procedures to be followed by a Dissenting Shareholder under the OBCA. The OBCA requires that a shareholder who wishes to dissent strictly adhere to the procedures established therein and failure to do so may result in the loss of all rights to dissent in respect of the Continuance Resolution. There may also be income tax consequences to a PLI Shareholder who exercises dissent rights. **Accordingly, Registered PLI Shareholders who may wish to exercise dissent rights should carefully consider and comply with the provisions of the OBCA set out in Exhibit F and consult their legal and tax advisers.**

Recommendation of the Board of Directors

The Board of PLI has met on a number of occasions, both formally and informally, to discuss and consider the terms of the proposed Transactions and whether they are fair to the PLI Shareholders and in the best interests of PLI. In its deliberation, the Board has considered among other things:

(a) Information provided by GAPCO with respect to the opportunity represented by the MOU with respect to the proposed development and operation of the alumina refinery Project in Guinea, the progress to date in satisfying the conditions in the MOU, and the current status of GAPCO's negotiations with the Government of Guinea concerning the Concession Agreement. See Exhibit A – "Information Regarding GAPCO".

(b) The risks for PLI Shareholders in approving the Arrangement, which relate directly to the risks to the success of GAPCO's proposed alumina refinery Project in Guinea. See Exhibit A – "Risk Factors".

(c) The information provided by GAPCO with respect to its financial condition, including its substantial working capital position. See the GAPCO audited financial statements attached as Exhibit D.

(d) The terms of the Arrangement Agreement, including the Exchange Ratio.

(e) The very substantial dilution that will result to existing PLI Shareholders as a result of the Arrangement. See "The Arrangement – GAPCO Common Shares – Fully Diluted.

(f) The relative merits, risks and potential rewards from the Transactions relative to other opportunities which might be available to PLI, having regard for its limited financial and human resources.

Based on its deliberations, the Board has unanimously concluded that the terms of the Transactions are in the best interest of PLI and are fair to the PLI Shareholders.

Accordingly, the board of directors unanimously recommends that PLI Shareholders vote for the Transactions Resolutions. In the absence of a specification made in the form of proxy to the contrary, the persons named in the form of proxy intend to vote FOR each of the Transactions Resolutions at the Meeting.

Conditions to the Transactions

The respective obligations of PLI and GAPCO to complete the Transactions are subject to certain conditions contained in the Arrangement Agreement for their mutual benefit, including:

(a) the Plan of Arrangement shall have been approved by the BVI High Court of Justice pursuant to an order of such court that, to each party's reasonable satisfaction, meets the requirements for the exemption from registration provided by Section 3(a)(10) of the United States Securities Act of 1933, as amended;

(b) the Consolidation, Name Change and Arrangement shall have been approved by the PLI Shareholders at the Meeting by the requisite votes as referred to in this Circular; and

(c) the Arrangement shall have been approved by the affirmative vote of the holders of at least 75% of the issued and outstanding GAPCO Common Shares, represented in person or by proxy at a meeting of such holders.

The obligations of GAPCO to complete the Arrangement are subject to certain conditions contained in the Arrangement Agreement for its benefit, and which it can waive in its sole discretion, including:

(a) the representations and warranties of PLI contained in the Arrangement Agreement shall be true and correct (including no material adverse change to PLI's business or financial condition, taken as a whole) and PLI's covenants given therein shall have been performed and all consents and approvals required to be obtained by it shall have been obtained;

(b) immediately prior to the Arrangement being implemented and after giving effect to the Consolidation, PLI shall have outstanding at least one million freely tradable shares held by not less than 300 public holders, each holding at least 100 shares (such number of holders and shares to include any shareholder of PLI that may have dissented with respect to the Continuance);

(c) the Consolidation and the Name Change shall have been completed; and

(d) the Continuance shall have been completed concurrently with, or as soon as practicable following, implementation of the Arrangement, unless GAPCO has exercised its right (described in the following paragraph) to elect that the Continuance not proceed.

As well, if more than five percent of PLI's shareholders have exercised their right to dissent in respect of the Continuance, GAPCO may, by notice to PLI within one business day following the Meeting, request that the Continuance not proceed, in which case the Continuance will not be implemented, but such election by GAPCO shall not affect the implementation of the other Transactions.

The obligations of PLI to complete the Transactions are subject to certain conditions contained in the Arrangement Agreement for its benefit, and which it can waive in its sole discretion, including:

(a) the representations and warranties of GAPCO contained in the Arrangement Agreement shall be true and correct (including no material adverse change to GAPCO's business or financial condition, taken as a whole) and GAPCO's covenants given therein shall have been performed and all consents and approvals required to be obtained by it shall have been obtained; and

(b) immediately prior to the Arrangement being implemented, there shall be no more than 140,480,000 GAPCO Common Shares outstanding on a fully diluted basis, excluding the Penalty Shares.

Termination of the Arrangement Agreement

The Arrangement Agreement provides that it may be terminated in certain circumstances, in which case the Transactions would not proceed, including:

(a) by mutual written consent of the parties thereto;

(b) by PLI or GAPCO if the other has breached or failed to comply with its obligations thereunder or if the representations and warranties of the other are incorrect in any material respect and such breach, failure or misrepresentation is not cured within ten days after notice thereof;

(c) by GAPCO if the Arrangement is not approved by holders of at least 75% of the issued and outstanding GAPCO Common Shares represented in person or by proxy at the meeting of GAPCO shareholders to be called for that purpose or if any of the conditions for the benefit of GAPCO referred to above are not fulfilled by May 28, 2004;

(d) by PLI if the Consolidation, Name Change and Arrangement are not approved by PLI Shareholders at the Meeting by the requisite votes referred to in this Circular or if any of the conditions for the benefit of PLI referred to above are not fulfilled by July 28, 2004; and

(e) by GAPCO if the Arrangement is not completed by May 28, 2004 and by PLI if the Arrangement is not completed by July 28, 2004, provided that a party may not so terminate the Arrangement

Agreement if its failure to fulfil any of its obligations thereunder has been the cause of, or resulted in, the failure to complete the Arrangement by the applicable date.

None of the parties, or their respective directors or officers, shall be liable for any such termination of the Arrangement Agreement, except to the extent such termination results from the wilful or reckless breach by any party of its representations, warranties or covenants contained therein. However, if the Arrangement Agreement is terminated by a party due to a breach by another party, the terminating party will be entitled to be reimbursed by the breaching party for all reasonable out-of-pocket expenses incurred by the terminating party in connection with the Transactions if the breach, or the prevention thereof, was reasonably within the control of the breaching party.

Procedures for Exchange of PLI Share Certificates

If the Transactions are approved and completed new certificates will be issued to former PLI Shareholders to reflect the Consolidation and the Name Change and, if applicable, the Continuance. Instructions concerning the procedures for the exchange of old PLI share certificates for the new share certificates will be provided to Global Shareholders as soon as practicable following completion of the Transactions.

INFORMATION REGARDING PL INTERNET INC.

Business of PLI

PLI currently has no operating business. The Corporation was incorporated under the OBCA on January 29, 1937 as Pelangio-Larder Mines, Limited ("Pelangio-Larder"). Effective December 31, 1999, Pelangio-Larder amalgamated with its wholly-owned subsidiary, Destor Resources Corp., pursuant to articles of amalgamation under the OBCA. Effective May 24, 2000, an arrangement was completed under the OBCA between Pelangio-Larder and Marl Resources Corp. ("Marl") which resulted in the transfer of substantially all of the assets and property of Pelangio-Larder to Marl and the assumption of substantially all of the liabilities of Pelangio-Larder by Marl leaving Pelangio-Larder free to pursue other business opportunities. At the time of the arrangement, Pelangio-Larder changed its name to "PL Internet Inc."

Initially, after completion of the foregoing arrangement, the Corporation pursued primarily Internet-related business opportunities but the Board subsequently broadened its search to operating businesses with attractive profit margins and other business opportunities with significant future earnings potential.

The registered office of the Corporation is 539 Moorelands Crescent, Milton, Ontario, L9T 4B2.

Share and Loan Capital

PLI is authorized to issue an unlimited number of common shares of which 7,849,410 are outstanding as at the date of this Circular and will be outstanding immediately prior to the Consolidation, and 5,000,000 will be outstanding upon completion of the Consolidation. Upon completion of the Arrangement, 102,160,000 Global Common Shares will be outstanding, based on the number of outstanding GAPCO Common Shares at the date of this Circular. See "Special Meeting Business – The Arrangement" for further details with respect to GAPCO Common Shares and Global Common Shares which may be issued prior to completion of the Arrangement or in connection with the acquisition of Aluminpro, or which may be issuable in connection with the Marubeni Agreement or the Mitsubishi Agreement.

The holders of PLI Common Shares are entitled to receive notice of and to attend all meetings of shareholders and to exercise one vote for each PLI Common Share held, to receive any dividends declared by the directors and to receive the remaining property and assets of PLI as are apportionable to the holders of PLI Common Shares upon dissolution.

Since December 31, 2003, all options have been exercised and there are no options to purchase PLI Common Shares or any warrants or other rights to acquire PLI Common Shares (other than in connection with the Transactions) outstanding as of the date of this Circular.

Selected Consolidated Financial Information

	Year ended December 31		
	2003	2002	2001
Revenue	$2,894.00	$1,859.00	$3,110.00
Net income (loss)	(192,149.00)	(54,746.00)	(42,065.00)
Net income (loss) per common share:			
Basic	(0.03)	(0.01)	(0.01)
Fully diluted	(0.03)	(0.01)	(0.01)
Total assets (as at December 31)	195,588.00	175,697.00	231,786.00
Total long-term liabilities (as at December 31)	nil	nil	nil

Dividend Policy

PLI has not paid any dividends on the PLI Common Shares to date and does not expect to do so in the near future. If the Transactions are effected, Global's cash will be required to finance the Project.

Directors and Officers

The following table sets out the names of the current directors and officers of PLI, the office held, the principal occupation, the number of PLI Common Shares currently beneficially owned or controlled and the number of Global Common Shares to be beneficially owned or controlled, assuming completion of the Arrangement.

Name and Municipality of Residence and Date First Became a Director	Office	Principal Occupation During Past Five Years	PLI Common Shares Beneficially Owned or Controlled	Global Common Shares Beneficially Owned or Controlled After Giving Effect to the Arrangement
Ingrid J. Hibbard Milton, Ontario 1995	President and Director	President and Chief Executive Officer of PLI. President and Director of Pelangio Mines Inc., an Ontario mining company whose shares are listed on the TSX Venture Exchange. Barrister and Solicitor (sole practitioner).	223,543	142,384
W. James Skelton* Toronto, Ontario 2000	Chairman and Director	President of CASEworks Inc., a distributor of software tools.	1,329,187	846,679
Eric Inkilainen* South Porcupine, Ontario 1993	Director	Self-employed sales representative since September 1999. Prior thereto, technical representative for Scapa Filtration.	65,067	41,444

* Member of Audit Committee.

Committees of the Board

The Board of Directors has only one committee – an audit committee, which meets as and when necessary, and to review PLI's financial statements. The audit committee is composed of Jim Skelton and Eric Inkilainen.

The audit committee has the general mandate to (i) ensure the Corporation effectively maintains the necessary management systems and controls to allow for timely and accurate reporting for the purpose of safeguarding shareholder value and to meet all relevant regulatory requirements, and (ii) to provide recommendations to the Board in the area of management systems and controls.

Compensation of Named Executive Officers

The following table sets out all annual and long-term compensation for services rendered in all capacities to PLI and its subsidiaries for the fiscal years ended December 31, 2001, 2002 and 2003 in respect of the President and Chief Executive Officer of PLI. No executive officer received compensation exceeding $100,000 during the last three completed fiscal years.

Name	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus	Other Annual Compensation (1)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units	LTIP Payouts ($)	
Ingrid Hibbard (President and CEO)	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil $ 175 $ 6,615	Nil Nil 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) The amounts shown for Ingrid Hibbard represent professional fees paid for providing legal services in 2003, 2002 and 2001.

Aggregate Option Exercises During the Year Ended December 31, 2003

The following table sets forth details of all exercises of stock options during the year ended December 31, 2003 and the fiscal year-end value of unexercised options on an aggregated basis.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#)[1]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)
Ingrid Hibbard (President and CEO)	Nil	Nil	50,000	N/A
W. James Skelton (Chairman and Director)	Nil	Nil	500,000	N/A
Eric Inkilainen (Director)	Nil	Nil	50,000	N/A

1. All such options have been exercised since December 31, 2003 at an aggregate exercise price of $32,760.

The Global Stock Option Plan

It is expected that upon completion of the Arrangement, the board of directors of Global will implement a stock option plan that replicates the terms and conditions of the proposed GAPCO Stock Option Plan but provides for the grant of options to purchase Global Common Shares to directors, officers, employees and consultants of Global and its subsidiaries. See Exhibit A – "GAPCO Stock Option Plan".

Employment Contracts

PLI has no employment agreements with any officer or director of PLI.

Compensation of Directors

No compensation was paid to PLI's directors during the fiscal year ended December 31, 2003 for services in their capacity as directors of PLI.

Indebtedness of Directors and Officers

No existing or proposed director and no executive or senior officer of PLI is or has been at any time in the last financial year of PLI indebted to PLI or any of its subsidiaries.

Interest of Management and Others in Material Transactions

In 2003, PLI engaged IBK Capital Corp. ("**IBK**") to advise PLI with respect to potential business opportunities and agreed to pay IBK $210,000 for such advisory services. William White, a principal shareholder of PLI, is also a principal shareholder of IBK. IBK holds options to purchase 4,000,000 GAPCO Common Shares. See Exhibit A – "Business of GAPCO - Recent Developments".

Material Contracts

The Arrangement Agreement is the only material contract of PLI. A copy of the Arrangement Agreement may be inspected at, or a copy obtained from, the PLI office at 539 Moorelands Crescent, Milton, Ontario, L9T 4B2, Tel.: (905) 875-3828, or from the office of McCarthy Tétrault LLP, Suite 4700, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario, M5K 1E6, Tel.: (416) 601-7910, during normal business hours until the date of the Meeting.

Auditors, Transfer Agents and Registrars

The auditors of the Corporation are currently Fuller Jenks Landau, Chartered Accountants, 151 Second Avenue, Timmins, Ontario, P4N 1E8.

The transfer agent and registrar for the PLI Common Shares is Computershare Trust Company of Canada at its principal office in Toronto, Ontario.

APPROVAL OF MANAGEMENT INFORMATION CIRCULAR BY THE BOARD OF DIRECTORS

The information concerning GAPCO and its subsidiaries contained in this Circular and the Exhibits has been provided by GAPCO. PLI assumes no responsibility for the accuracy of such information or for any failure by GAPCO to disclose events which may have occurred or may affect the significance or accuracy of any such information.

GAPCO has, prior to the mailing of this Circular, certified to PLI that (i) the information and statements contained herein relating to GAPCO and/or any subsidiary of GAPCO present, as of the date of the Circular, all of the material facts relating to the business and affairs of GAPCO and/or any subsidiary of GAPCO in sufficient detail to permit the shareholders of PLI to form a reasoned judgement on the matters to be voted on at the Meeting to the extent that such judgement is based on the business and affairs of GAPCO and/or any subsidiary of GAPCO, (ii) such information and statements do not contain an untrue statement of a material fact concerning GAPCO and/or any subsidiary of GAPCO and (iii) no material fact concerning GAPCO and/or any subsidiary of GAPCO has been omitted therefrom which is required to be stated, or which is necessary, to make any information or statements contained therein not misleading in light of the circumstances in which they were made.

The contents of this Circular and its sending to the PLI Shareholders have been approved by the Board of Directors of PLI.

DATED April 2, 2004

BY ORDER OF THE BOARD OF DIRECTORS



W. James Skelton
Chairman

EXHIBIT A

INFORMATION REGARDING GAPCO

The information concerning GAPCO and its subsidiaries contained in this Exhibit A to the Circular has been provided by GAPCO. Although PLI has no knowledge that would indicate that any of such information is untrue or incomplete, PLI assumes no responsibility for the accuracy of the information contained in this Exhibit A or for any failure by GAPCO to disclose events which may have occurred or may affect the significance or accuracy of any such information, but which are unknown to PLI. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to such terms in the Circular.

GAPCO

GAPCO (Guinea Aluminum Products Corporation) Ltd ("GAPCO") is a British Virgin Islands company incorporated on July 21, 1999 to participate in the development of the aluminum processing industry in the Republic of Guinea ("Guinea"). In July 2000, GAPCO formed a wholly-owned subsidiary, Boké Alumina Corporation Ltd. ("BAC"), to be the single-purpose developer, owner and operator of a 2.8 million tonnes per annum ("mtpa") alumina refinery and related infrastructure to be constructed in the prefecture of Boké, Guinea.

Guinea is the world's largest exporter of bauxite, an ore containing aluminum oxide (Al_2O_3) (commonly referred to as alumina) which is in turn used to produce aluminum. At present, it is estimated that over 15% of all finished aluminum is produced from Guinean bauxite. Guinea currently has three active bauxite mining operations, located in the prefectures of Boké, Fria and Kindia. The mine in Boké exports more bauxite to offsite refineries than any other bauxite mine in the world, supplying more than 12 mtpa of bauxite to alumina refineries in North America and Europe. BAC's refinery would be located adjacent to the mining operations in Boké, and GAPCO is in negotiations to source bauxite from such mining operations and other sources in Guinea. See "Business of GAPCO - Project Status - Bauxite Supply."

Both GAPCO and BAC maintain an administrative office in New York City and a local office in Conakry, Guinea. Guinea Aluminum Products Corporation S.A.R.L. is a wholly-owned subsidiary of GAPCO and Boké Alumina Corporation S.A.R.L. is a wholly-owned subsidiary of BAC. Both companies were incorporated on August 16, 2000 to conduct operations in Guinea.

Corporate Structure

The following chart sets forth the name, jurisdiction of incorporation and ownership structure of GAPCO and its direct and indirect subsidiaries.


GAPCO (Guinea Aluminum Products Corporation) Ltd (British Virgin Islands)
100%
Boké Alumina Corporation Ltd. (British Virgin Islands)
100%
Boké Alumina Corporation S.A.R.L. (Guinea)
100%
Guinea Aluminum Products Corporation S.A.R.L. (Guinea)

BUSINESS OF GAPCO

Business Overview

Through BAC, GAPCO proposes to develop, construct, own and operate an alumina refinery project in Boké, Guinea (the "Project"). The Project is expected to consist of:

- a 2.8 mtpa alumina refinery, which will be designed with the potential to expand by one additional 1.4 mtpa processing line;
- a coal-fired power plant capable of producing approximately 130 megawatts ("MW") of electricity and supplying all of the steam required by the refinery;
- an approximately 43-metre high earthfill dam to provide storage for the 11.5 million cubic metre water supply reservoir required for the refinery and power plant;
- red mud disposal areas capable of storing the approximate 3 million cubic metres of red mud, a non-hazardous by-product of the alumina refining process, that the Project is expected to produce each year;
- port facilities at the Port of Kamsar, located approximately 130 kilometres from Sangarédi, to import approximately 1.7 million tonnes of coal, limestone, heavy fuel oil, diesel oil, sulfuric acid, caustic soda and other supplies necessary to operate the refinery, and to export the alumina produced by the refinery; and
- town and related infrastructure facilities to support approximately 1,000 full-time employees and their families when the refinery is operational.

The construction of the refinery is expected to take approximately four years, including 36 months to construct the first processing line and an additional 12 months to construct the second processing line. The remaining elements of the Project are expected to be completed within the first 36 months. GAPCO has not completed detailed engineering studies to determine final cost estimates for completion of the Project or a final economic feasibility study of the Project. However, GAPCO's preliminary estimates of the total capital cost of the Project is approximately U.S.$2 billion.

Overview of the Aluminum and Alumina Industry

Aluminum is one of the most plentiful metals in the earth's crust. It occurs naturally in the form of bauxite, an ore containing aluminum oxide (Al_2O_3), commonly called alumina. Alumina is extracted from bauxite ore through a refining process. Refined alumina is the primary raw material used for aluminum smelting. As a general rule, it takes approximately two tonnes of alumina to produce one tonne of aluminum.

Aluminum products compete with other materials, such as: steel and plastics for automotive and building applications; magnesium, titanium composites and plastics for aerospace and defence applications; steel, plastics and glass for packaging applications; and wood and vinyl for building and construction applications. Aluminum's diverse characteristics, particularly its light weight, resistance to corrosion, high strength, and recyclability have made it an essential material for modern economies.

The aluminum industry in highly consolidated due to the high costs of entry. It is estimated that Alcoa Inc., Alcan Inc., RUSAL, Norsk Hydro ASA and BHP Billiton Limited accounted for close to 50% of the almost 30 million tonnes of aluminum that was produced globally in 2003.

The alumina market is primarily controlled by integrated aluminum companies. In 2003, global alumina refining capacity totalled approximately 60 mtpa. It is estimated that approximately 75% of alumina production from alumina refineries is transferred to, and consumed by, smelters owned by the same entities that own the applicable alumina refineries. The "third party" market for alumina amounts to approximately 17-18 mtpa. It is estimated that Alcoa Inc. sells approximately 45% of the third party market alumina. Aluminum Corp. of China (in China only), BHP Billiton Limited, Comalco Limited and Glencore International A.G. are also major third party market sellers. The primary buyers of alumina are independent smelters and integrated aluminum companies that have smelting capacity that requires alumina in excess of alumina produced by their own alumina refineries.

Overview of the Alumina Refinery Process and Industry

To produce aluminum, bauxite ore must first be refined into alumina, a white granular powder somewhat finer than table salt. The Bayer refining process is used by alumina refineries worldwide to separate alumina from bauxite ore. The Bayer refining process involves four steps – digestion, clarification, precipitation and calcination. The process is based on the fact that the solubility of aluminum hydroxides and aluminum oxyhydroxides in caustic soda solution increases with increasing temperature and with increasing caustic concentration of the solutions. Mined bauxite is washed, ground and dissolved in caustic soda solution (sodium hydroxide) at increased pressure and rising temperatures. The resulting liquor contains a solution of sodium aluminate and undissolved bauxite residues containing iron, silicon and titanium. These residues, commonly referred to as "red mud", sink gradually to the bottom tank and are removed.

The clear sodium aluminate solution is pumped into a large tank called a precipitator. Fine particles of alumina are added to seed the precipitation of pure alumina particles as the liquor cools. The particles sink to the bottom of the tank, are removed, and then passed through a rotary of fluidized calciner to drive off the chemically combined water. The result is pure alumina. The caustic soda is returned to the start of the process and is used again. The diagram below illustrates the Bayer refining process.


Bauxite from Mine
Crusher
Digester
Filter
Bauxite Residue
Precipitator
Rotary Kiln
Alumina

Source: International Aluminium Institute (www.world-aluminium.org)

Analysis of the components of the production cost of alumina shows that bauxite is the most important - typically as much as 30% of the total production cost of alumina. Also, bauxite has a cost effect beyond its simple cost as a raw material. The nature and quantity of the silica minerals in the bauxite fix the amount and, therefore, the consumption and cost of caustic soda needed to produce alumina. Bauxite and caustic together typically constitute 50% of the total production cost of alumina. However, there is a large variation in the cost of these components in different alumina plants based mostly on the quality of its bauxite feedstock, and the proximity of the refinery to the mine from which its bauxite is sourced. The lowest bauxite cost is in the order of $15 to $20 per tonne in Western Australia, representing approximately 20% of the cash cost of production of the alumina. The highest bauxite cost is in the order of $90 to $100 per tonne, representing over 60% of the cash cost of the production of alumina. Though final capital and operating costs for the proposed alumina refinery have not been developed, based on the assumed low cost, high quality and proximity of bauxite to be made available to the refinery and other factors, GAPCO expects that it will be among the lowest cost and most efficient alumina producers in the world.

The global aluminum market has been growing for many years at rates slightly greater than the world gross domestic product, driven largely by growth in the transportation sector and by advances in refining and smelting technologies that have kept the price of aluminum competitive compared to competing materials. In the past, alumina prices have generally tracked within 12-14% range of the London Metal Exchange ("LME") aluminum price. Historically, world alumina supply and demand had been balanced, with production capacity of aluminum and alumina now totaling approximately 30 mtpa and 58 mtpa, respectively. Due to the vertically integrated nature of the major aluminum companies, this supply and demand balance has been achieved more by companies adjusting alumina production to meet demand than by external supply and demand forces. However, due to significant increased production of aluminum in China, which presently has a significant shortfall in alumina refining capacity, growth in the demand for alumina is currently outpacing its historic levels. The increased alumina demand has pushed alumina spot prices above $500/tonne, representing over 25% of the current LME aluminum price. GAPCO contemplates entering into long-term alumina sales contracts at prices substantially below current spot prices for a percentage of its output. However, GAPCO has not yet entered into any long-term sales contracts and GAPCO cannot assure that it will be able to do so on terms acceptable to it.

Industry professionals forecast an increase in alumina demand of 14 mtpa *within the next five years*. However, current preliminary plans are in place for only approximately 12 mtpa of global expansions *over the next 10 years*. In addition, the potential to continue brown-field expansions at many of the existing refineries is limited by various constraining factors including depletion of local bauxite supply, environmental factors, political concerns, limitations of existing infrastructure, availability of water and high operating costs. Over the last 20 years, global alumina refining capacity has increased primarily by improvements to, and expansions of, existing refineries (referred to as "brown-field expansions"), both of which are generally lower cost means of adding capacity than building new alumina refineries (referred to as "green-field refineries"). The most recently constructed green-field alumina refinery is the Worsley refinery in Australia, built by Reynolds Metal Company (now Alcoa Inc.) in 1984. Last year, Comalco Limited commenced construction of an initial 1.4 mtpa refinery in Australia, which has a design capacity of approximately 4.2 mtpa and is expected to commence alumina production in early 2005. GAPCO believes that production from the new Comalco Limited refinery and continued expansion of existing refining capacity will not be sufficient to meet the increased demand forecast for the industry over the next ten years and that additional new, green-field refinery capacity will be required to meet that demand.

Guinea

Introduction

Guinea is located in Western Africa and has 320 kilometres of coastline on the Atlantic Ocean, between Guinea-Bissau to the north and Sierra Leone to the south. Its eastern neighbours are Senegal, Mali, Côte d'Ivoire and Liberia. It covers an area of approximately 246,000 square kilometres, making it slightly smaller than the State of Oregon. Guinea has a population of approximately 9 million people, of whom approximately 85% are Muslim.

Bauxite is Guinea's most significant export and is Guinea's most important foreign exchange earner. Other industries in Guinea include processing plants for beer, juices, soft drinks and tobacco. Agriculture employs approximately 80% of the nation's labour force. The government of Guinea (the "GOG") encourages a free market economy and promotes foreign investment.


REPUBLIC OF GUINEA
AFRICA
SENEGAL
MALI
CONAKRY
SIERRA LEONE
LIBERIA
North Atlantic Ocean

Political History

Beginning in the nineteenth century, Guinea (then known as French Guinea) was governed by France. After World War II, several labour political parties were established, including the Parti Démocratique de Guinée led by Ahmed Sekou Touré. In 1958, this party organized support to vote against Charles de Gaulle's proposed French community and then declared independence, resulting in Guinea becoming ineligible for France's financial aid and other assistance programs. Sekou Touré continued to rule Guinea until his death in 1984, after which the Guinean military took control of the government and established the Second Guinean Republic under Lansana Conte. Through the end of the 1980's Guinea undertook steps to achieve substantial political liberalization, now enshrined in the Guinean constitution. The constitution was approved by referendum in December 1990, paving the way for multi-party elections. Presidential and parliamentary elections took place in late 1993 and Lansana Conte was declared president of Guinea. He again won the presidential election in 1998 and, while serving what would normally have been his final term in office, a constitutional amendment was approved in 2001 through a referendum that removed presidential term limits. Lansana Conte was again re-elected president of Guinea in December 2003.

Guinean Bauxite Industry

Guinea possesses some of the world's highest quality bauxite and almost one-third of the world's known recoverable bauxite. Guinea is also the world's largest exporter of bauxite. In particular, Guinean bauxite supplies nearly 50% of the U.S. and Canadian import markets. On a global scale, it is estimated that approximately 15% of all finished aluminum is produced from Guinean bauxite. At the present time, Guinea has three active bauxite mining operations, located at Boké, Fria and Kindia, each of which has been in operation for over 25 years. The Boké mine exports more bauxite to offsite refineries than any other bauxite mine in the world, supplying more than 12 mtpa of bauxite to alumina refineries in North America and Europe. The mine at Fria supplies bauxite to a refinery in Friguia, Guinea, Africa's only existing alumina refinery. This refinery is currently owned and operated by Alumina Company of Guinea, which is owned by RUSAL (85%) and GOG (15%); the refinery produces up to 700,000 tonnes per annum of alumina and exports alumina primarily to RUSAL's smelters in Russia and the Ukraine. The mine at Kindia is owned by Societe des Bauxites de Kindia ("SBK"). SBK's mine is leased and operated by Compagnie des Bauxite de Kindia, a subsidiary of RUSAL; it exports approximately 2.0 mtpa of bauxite primarily to RUSAL's alumina refineries in Russia and the Ukraine.

The bauxite produced at Boké is particularly rich in alumina content and economically recoverable bauxite is spread over many square kilometres and is tens of metres deep under minimal overburden. This mine is operated by Compagnie de Bauxite de Guinea ("CBG") under a 75-year concession agreement awarded by the GOG in the late 1960s. CBG is owned 51% by Halco (Mining) Inc., a consortium of integrated aluminum companies comprised of Alcoa Inc. (43%), Alcan Inc. (43%), Norsk Hydro ASA (10%) and Comalco Limited (4%), and 49% by the GOG.

Alcoa Inc. serves as the contract mine operator on behalf of CBG. CBG is one of the potential suppliers of bauxite for the Project. See "Business of GAPCO - Project Status - Bauxite Supply".

Summary of the Guinean Investment Code

Guinea updated its investment code (the "Investment Code") in 1997 to define the terms and conditions governing investments in Guinea, such as GAPCO's planned investment in the Project. The Investment Code also established the National Commission on Investments to administer the Investment Code and facilitate its privatization mission.

The Investment Code establishes a number of fundamental investment guarantees in order to provide the foundation for an open, fair and competitive investment environment in Guinea. Specifically, it guarantees that any person is free to establish any lawful business in Guinea (except that power production and distribution and running water distribution, other than with respect to the investor's own needs, mail, telecommunications and arms are reserved for the public sector, and that foreign investors are limited to 40% ownership of mass media companies), and has the right to import, export and manage its business, including establishing its own sourcing, production, marketing, personnel employment and termination and pricing policies. Furthermore, foreign investors are free to convert and transfer currency representing any sort of income and any liquidation proceeds from investments. To promote a competitive climate, public sector businesses are subject to the same rights and obligations as the private sector. Further, the GOG guarantees that expropriation measures will be taken only where the public welfare is involved and that compensation consistent with international standards will be paid. Finally, foreign investors are entitled to the same fundamental rights and responsibilities and access to the judicial system as Guinean nationals.

The Investment Code establishes a system of tax incentives for new investments that:

- employ Guinean nationals;
- constitute at least 33% (25% for small businesses) equity capital; and
- address one or more of Guinea's priority objectives.

These priority objectives include:

- the promotion of small and medium sized businesses;
- the development of non-traditional exports;
- the processing in Guinea of local natural resources and raw materials; and
- the establishment of activities in less economically developed regions.

Investments addressing any of these priorities enjoy, among other things, the following incentives:

- relief of import duty and taxes during the initial investment period;
- abatement of raw material duty taxes; and
- exemption of income taxes, apprenticeship taxes and the flat-rate payment on salaries (and then abatement for a certain number of years depending upon the region in Guinea within which the business is located).

Beyond these specific fiscal incentives available to all foreign investors, each priority sector has been accorded certain special advantages as set out in the Investment Code. Activities involving the mining of minerals and hydrocarbons are eligible for preferential treatment as defined under the Mining Code of Guinea (the "Mining Code").

Summary of the Mining Code

As a facility that will process mined material, GAPCO believes that the proposed BAC refinery will be eligible for certain preferential treatments, benefits and protections promulgated under the Mining Code as described below.

In 1995, Guinea established a comprehensive mining code to help promote the development of mining activities and in-country processing of its mineral resources through private sector investment. The Investment Code and the Mining Code together set out the general framework of investment guarantees and fiscal incentives that the GOG offers to all prospective investors in Guinea. Concession agreements or conventions between the GOG and any particular investor further define and enhance the parameters set out in the general framework as they apply to a specific investment.

As is common in many countries, the GOG owns all surface and subsurface minerals and no mining activities may be undertaken except in accordance with the Mining Code and the relevant concession agreement. Mining title is awarded for a specified (but potentially expandable) mineral, location and term by the Ministry of Mines, Geology and the Environment (the "Ministry of Mines") based upon an application demonstrating technical and financial competence, an operating plan and an indicated level of commitment. Holders of such titles own, under the terms of a concession agreement, the exclusive right to develop, extract and freely dispose of the minerals covered by such concession agreement. Any person possessing the technical and financial capability may undertake mining activities under the Mining Code. The GOG reserves the right to acquire an interest in mining activities.

Mining titles are issued in conjunction with concession agreements that define the rights and obligations of the parties and set out the legal, tax and social conditions which govern the operation of the concession for the duration of the agreement. In cases where the GOG participates, the level and nature of its participation is expressly defined in the concession agreement and may be changed only by mutual agreement of the parties. Mining rights are revocable upon three months notice in the event the title-holder violates the Mining Code, fails to pay taxes or fails to meet defined development expenditure targets agreed to by the GOG and the title-holder. The Mining Code also lays out the framework for relations with surface occupants and their property and other potentially competing mines. Title-holders are permitted under the Mining Code to transport and transform the mined product and to construct any infrastructure necessary for its operations. Title holders must comply with regulations addressing hygiene, safety, supervision and inspection, and must restore abandoned mine sites to pre-project conditions (for instance, forest or agricultural use). Concession agreements become binding upon the GOG after they are executed by the Ministry of Mines, reviewed and approved by the Supreme Court of Guinea, ratified by the National Assembly of Guinea and a decree of the President of Guinea has been issued, publishing the law adopted by the National Assembly of Guinea.

The tax regime in the Mining Code includes a mining tax of 5-10% of the "free on board" value of the mined minerals, depending upon mineral type, which mining tax decreases as value is added in Guinea to the minerals through refining and other processing. Income taxes are paid at the statutory 35% rate with a 50% tax on the portion of unreinvested profits which have not been taxed at the statutory rate and which exceed "profitability international standards". However, new mining investment in certain economically depressed zones is entitled to exemption from tax for specified periods. Additionally, dividends are taxed at 15%, salaries at 6% plus a 1.5% training contribution if training expenses fall below a certain threshold, and social security contributions are statutory. Mining equipment, materials, supplies and personal effects are granted certain exemptions from, or reduced, duties and taxes depending upon the stage of development. GAPCO believes that the foregoing tax regime will apply to its operations in Guinea except as otherwise provided in the Concession Agreement (as defined below).

Memorandum of Understanding with the Government of Guinea

BAC has entered into a memorandum of understanding with the GOG dated November 21, 2001, as amended on July 25, 2002 and November 18, 2003 (as amended the "MOU"). Unless extended by mutual agreement, the MOU will expire on June 30, 2004. The MOU grants BAC the exclusive right during the term of the MOU to design, develop, finance and construct an alumina refinery in Boké, Guinea and related infrastructure. Pursuant to the provisions of the MOU, in the event that BAC has fulfilled its obligations set forth in the MOU, and subject to the negotiation of a mutually satisfactory agreement, the GOG has agreed to enter into a further agreement with BAC on or before June 30, 2004 (the "Concession Agreement") relating to the implementation and operation of the Project. See "Concession Agreement with the Government of Guinea" below.

Pursuant to the provisions of the MOU, the GOG has covenanted and agreed, for purposes of the MOU and subsequently for the purposes of the Concession Agreement, to, among other things:

- cause CBG to guarantee the necessary quantity and quality of bauxite at Sangarédi, Guinea for the Project or, if for any reason CBG fails to supply the necessary bauxite, to take all measures to ensure such supply or to allocate to BAC appropriate bauxite supply, in either case on reasonable terms and conditions, for the life of the Project;

- guarantee the use of existing state-owned railroad track facilities, port and other facilities for the transportation, storage and loading of alumina, on concessionary terms to be negotiated for the life of the Project;

- grant or lease on a free basis to BAC for the life of the Project and in accordance with Guinean law all land and rights necessary for the development, construction and operation of the Project, including but not limited to land necessary for the alumina refinery (including the expansion thereof), infrastructure developments (port, road, rail, water, red mud storage, energy facilities and town expansion) and construction related activities;

- to the extent necessary, take all steps reasonably required to hold legal title to various infrastructure improvements to be constructed for the Project, and to apply for concessionary funding from applicable bilateral lending institutions for the funding associated with the construction of any such infrastructure improvements, subject to repayment by BAC; and

- support the Project and offer BAC all benefits, present and future, no less favourable than those offered to foreign investors generally.

The above covenants and agreements of the GOG (with the exception of the last of such covenants and agreements listed above) are not binding on the GOG until and unless they are included in the Concession Agreement.

Pursuant to the provisions of the MOU, in consideration of the exclusive rights granted thereunder to BAC to pursue the Project, BAC has covenanted and agreed to take certain actions relating to the Project including, among other things, to:

- negotiate with contractors, consultants and other third parties for the evaluation, design and construction of the Project;

- identify and secure project financing for the Project and, upon commencing operations, to pay the GOG any amounts that may be owed by the GOG under such financing arrangements;

- use all reasonable efforts to develop the Project and to cause to be performed appropriate environmental, social impact, engineering, design and architectural and economic feasibility studies necessary to secure project financing in accordance with applicable guidelines and standards of Guinea;

- negotiate with potential strategic partners involved in the alumina/aluminum industry for purposes of developing the Project;

- in consultation with the GOG, identify and attract investment opportunities for foreign capital to benefit the local population in Guinea to be employed in the construction and operation of the Project, job opportunities and training programs in Guinea and contribute to local development through the implementation of social and community projects; and

- involve the Ministry of Mines in the essential phases of the development of the Project and to provide the GOG with progress reports regarding the Project.

The above covenants and agreements of BAC (with the exception of the second of such covenants and agreements listed above) are not binding on BAC until and unless they are included in the Concession Agreement.

In the MOU, the GOG has agreed to grant to BAC and its direct subcontractors a tax holiday with respect to the Project; such tax holiday will be mutually agreed upon in the Concession Agreement. The MOU provides that such status will include the maximum of all advantages granted in the Investment Code and the Mining Code in terms of exemption from corporate incomes taxes, which exemption is to be extended by a period to be agreed upon in the Concession Agreement so that the total tax holiday would apply for a period of 12 to 15 years from the date of "Full Production", as defined in the MOU. The ultimate tax holiday period will be agreed upon in the Concession Agreement by taking into account the period required to repay loans for the Project. The MOU also provides that, during the period of development, construction and possible expansion of the Project, BAC and its direct contractors and subcontractors shall not, subject to certain requirements, be subject to any duties on imports, surcharges, import license fees or any other similar charge levied under the laws of Guinea with respect to services, goods, machinery or equipment imported by BAC into Guinea, with the exception of a 2% registration duty (payable to a maximum of 20 million Guinean francs per annum).

The MOU provides that the GOG will permit the free transfer of all funds in all currencies out of Guinea in connection with the development, construction, ownership and operation of the Project.

Concession Agreement with the Government of Guinea

BAC is currently in negotiations with the GOG with respect to the terms of the Concession Agreement. The Concession Agreement is expected to include and expand upon the basic terms of the MOU, including the incorporation of a tax holiday and certain benefits under the Investment Code and the Mining Code. It is anticipated that the Concession Agreement will include annexed agreements addressing the development of the port (the "Port Agreement") and the supply of bauxite (the "Bauxite Supply Agreement"). It is expected that the Port Agreement will grant or lease on a free basis to BAC for the life of the Project and in accordance with Guinean law all land and rights necessary for the development, construction and operation of the port. In addition, it is expected that the Port Agreement will grant BAC for the life of the Project all necessary water way rights for development, construction and operation of the port. It is expected that the Bauxite Supply Agreement will establish the source and the terms and conditions for the supply of the necessary quantity and quality of bauxite for the alumina refinery as from one or more of several potential sources in Boké, Guinea (including the possible provision by CBG of some or all of BAC's bauxite requirements).

On March 11 and 12, 2004, GAPCO hosted meetings with the Guinean Minister of Mines and his delegation to further negotiations on the Concession Agreement and the agreements to be annexed thereto. GAPCO believes that its negotiations with the GOG with respect to the Concession Agreement are proceeding satisfactorily, both in terms of timing and substance, and expects that the Concession Agreement will be executed before the MOU expires on June 30, 2004 or, if not, that the MOU will be extended.

Project Status

Refinery

BAC has retained the Hatch Group ("Hatch"), the largest designer of alumina refineries in the world, to design a 2.8 mpta state-of-the-art alumina refinery in the Boké region in Guinea. BAC initially commissioned Hatch to develop an implementation plan in 2001. The implementation plan was commissioned to assist in the selection of the recommended process technology for the alumina refinery and the preferred location of the alumina refinery and to enable progression to the detailed phase of the Project. The development of the implementation plan has also served as a basis for in depth discussions and negotiations between BAC, the GOG and CBG with respect to the Project.

GAPCO expects that the refinery will be designed for low temperature digestion to produce a rated capacity of 2.8 mtpa of smelter grade alumina and will consist of two processing lines each rated at 1.4 mtpa. On the basis that expansion of the refinery may be considered at some later date, space is expected to be provided within the plant layout to allow for an eventual expansion of one additional 1.4 mtpa processing line. GAPCO expects the refinery to be designed to operate 24 hours per day, 365 days per year and will achieve the rated capacity of 2.8 mtpa while operating at a 90% utilization rate. The refinery will be provided with storage capacity sufficient for all consumables and for alumina. Additional bulk storage facilities will be provided at the port, based on maximum anticipated ship's cargo capacities and the consumption rate of the refinery. The design standards for the refinery are expected to be equivalent to or exceed the relevant standards of the American Society of Mechanical Engineers (ASME), International Organization for Standardization (ISO), British Standards (BS) and European Standards (ES).

Currently, Hatch has mobilized two engineering teams working from their Mississauga, Ontario and Perth, Australia offices to design a 2.8 mtpa state of the art alumina refinery to be built in the Boké Region in Guinea. Hatch is being supported for the process design by Aluminpro, Aluminium Industry Professionals Inc., a consulting group made up of thirty consultants with numerous years of world wide experience in the bauxite/alumina industry. See "Recent Developments - Acquisition of Aluminpro, Aluminium Industry Professionals Inc." below. To date, an analysis of available specification data of the potential bauxite sources is well underway, a plant-wide mass and energy balance has been developed and process design concepts have been established. Documentation is now being prepared to obtain pricing of major facilities in order to select final technology. A site selection study for the refinery is underway and a proposed site for the refinery has been selected for further geotechnical and environmental investigations.

Bauxite Supply and Lease Agreement

Pursuant to the provisions of the MOU, the GOG has covenanted and agreed, for purposes of the MOU and subsequently for the purposes of the Concession Agreement, to cause CBG to guarantee the necessary quantity and quality of bauxite at Sangarédi, Guinea for the Project or, if for any reason CBG fails to supply the necessary bauxite, to take all measures to ensure such supply or to allocate to BAC appropriate bauxite supply, in either case on reasonable terms and conditions, for the life of the Project. Such covenant and agreement is not binding on the GOG until and unless it is included in the Concession Agreement. The precise source of bauxite will depend in part on summary conclusions of CBG's extensive bauxite exploration throughout the eastern sections of its concession which have been conducted for the past three years. Exploration is expected to be completed in mid-April 2004. The GOG has indicated to BAC that, promptly after the conclusion of exploration, a determination concerning the source of the bauxite supply for the refinery will be made, following which the Bauxite Supply Agreement will be signed by GOG and BAC. The GOG has informed BAC that it intends to determine that the bauxite source will be from one of two general geographical areas and has granted BAC permission to recover bauxite samples from these areas for the purpose of process tests. However, there can be no certainty concerning the supply of bauxite for the proposed refinery until the Bauxite Supply Agreement is signed.

Power Plant

The energy requirements of the refinery are expected to be met by a steam and electricity cogeneration plant designed on circulating fluidized bed ("CFB") boiler technology to be built concurrent with the construction of the refinery. GAPCO believes that the refinery will require approximately 75 MW of electricity and 640 tons per hour of process steam. GAPCO has evaluated various technology and fuel alternatives (oil, coal, petroleum coke, biomass, etc) and selected the CFB boiler technology, which is suited for burning coal and/or petroleum coke. Coal for the power plant is likely to be sourced from South Africa.

The cogeneration plant will consist of four fluidized bed boilers and four steam turbines, totaling approximately 130 MW. The design provides for a greater than 50% electric and steam capacity reserve to be available in hot standby.

Water Supply

The refinery's water supply is expected to be served by a new reservoir and related delivery system to be built concurrently with the refinery. An experienced civil contractor has submitted a fixed price bid to perform engineering, procurement and construction of the water supply facilities. A team of hydrological experts visited the Boké water supply site in late 2002. The scope of the bid includes a 43-metre high dam with associated spillway and outlet works, built using 2.1 million cubic metres of laterite material available near the site. The reservoir created by the dam will store 11.5 million cubic metres of water, enough to supply the annual water requirements of the refinery and the contemplated future expansions. The water works will include a pumping station, dual underground water pipes connecting the reservoir to the refinery's water treatment plant and a 13.8 kilo-volt underground transmission line connecting the pumping station to the power plant.

Red Mud Disposal

BAC intends to manage disposal of the red mud to be produced by the alumina refinery in accordance with international standards by processing, transporting and storing it as a thickened tailings product. BAC will utilize the results of further design and analysis by Hatch to develop the specific elements of its red mud storage program to ensure that the storage location adequately isolates the red mud from groundwater, captures and recycles all runoff from the red mud stack, routes stormwater around the red mud storage area and protects surface water from potential contamination. BAC and Hatch are currently surveying potential red mud storage sites in conjunction with the refinery site survey.

Port Facilities

BAC's alumina refinery will require an expansion of the existing Port of Kamsar, which was built for and currently serves the import and export needs of the existing CBG mining operations. In 2002, BAC retained Berger/ABAM Engineers Inc. to prepare a basis of design report and concept design report for the expansion of the Port of Kamsar. The expansion will be located to the south of the existing port, and is required in connection with the importation of coal, limestone, heavy fuel oil, diesel oil, sulfuric acid, caustic soda and other supplies necessary to operate the refinery and to export the alumina produced.

The reports were performed using international best practice standards and address technical, geotechnical, engineering, transport and environmental issues associated with the expansion of the existing facilities at the Port of Kamsar to accommodate the exports and imports required for the Project.

The final concept design report, which incorporated the findings of the basis of design report, analyzed the following operational issues in-depth: marine terminal operations; alumina export operations; drybulk import operations; liquid bulk import operations; breakbulk and container operations; rail terminal operations; and material handling systems. The report also addressed infrastructure development items such as dredging, quay, trestle and bridge design, causeway and road design, building requirements, rail requirements, electrical power and distribution, instrumentation and construction schedule.

BAC also conducted a shipping and ocean transport study in 2002 to update its cost estimates and optimize its shipping strategy for both imports and exports.

Rail Transportation

The existing railway extends approximately 130 kilometres from CBG's mining operations in Boké to the Port of Kamsar and has capacity sufficient to handle twelve trains per day. CBG currently operates seven trains per day and it is expected that BAC's refinery operations will require an additional two trains per day. BAC engaged Canarail Consultants Inc. ("Canarail"), a Canadian rail company majority owned by the French National Railroad, to complete an analysis of the required BAC rail transportation requirements. The study concluded that BAC's proposed rail transportation needs will require two spurs on, and possibly one additional passing loop to, the existing railway. Canarail has extensive international operating experience and currently performs maintenance on the existing Boké to Port of Kamsar railway under contract with CBG. BAC is currently negotiating for a rail services contract with Canarail. BAC expects that under any eventual agreement with Canarail, Canarail will agree to (i) develop an efficient and reliable railway system, (ii) procure and own all rolling stock, (iii) maintain and operate all rolling stock, and (iv) employ and train all transportation related personnel. Canarail's design work and railcar selection for smooth interface with the Port of Kamsar and refinery loading and unloading facilities is currently underway.

Town and Infrastructure Facilities

BAC's proposed refinery will require the construction of housing, utility, social and recreational facilities to accommodate the influx of approximately 1,000 employees and their families. BAC intends to create an environment to foster a motivated, educated and loyal workforce through both its design and operation of the alumina refinery and provision of high quality housing and services to its employees.

In addition to culturally appropriate housing, BAC intends to provide electricity, potable water, health services, public safety services, waste disposal, recreational space and transportation. BAC will promote responsible use of these services and facilities by encouraging ownership or leasing of houses to establish the necessity of market participation and eliminate problems that can be associated with user entitlements. Such a system is expected to reinforce BAC's goal of operating the alumina refinery in an efficient and responsible manner.

Environmental Impact Assessment

In addition to complying with Guinean requirements, BAC elected to conduct an environmental impact assessment (an "EIA") in accordance with the guidelines, policies and requirements of the International Finance Corporation ("IFC"). By so doing, BAC believes it is both demonstrating its commitment to environmentally responsible development and maximizing the likelihood of acceptance of the studies by potential multilateral and bilateral official development agencies, commercial lending institutions and equity investors. BAC retained SNC-Lavalin Environment, Inc. ("SNC"), an expert in both the aluminum industry and environmental matters, to prepare the EIA. SNC, in turn, contracted with numerous local Guinean entities to conduct specialized work associated with preparing the EIA.

In early 2001, SNC prepared draft terms of reference for the EIA. The Ministry of Mines approved these terms of reference and SNC initiated the preparation of the EIA by conducting scoping meetings in Sangarédi, Boké and Kamsar in May 2001. SNC also conducted scoping meetings with ministry officials from seven ministries and with more than 25 non-government organizations ("NGOs") in Conakry, Guinea. Finally, SNC conducted scoping meetings with Project-affected villages, local officials and NGOs. Based upon its approved terms of reference and the results of the scoping meetings, SNC conducted a number of field studies and literature reviews to accurately describe the existing environment. The field studies included an evaluation of the impact of the Project on the following:

- avian species, focusing on migratory species using the mangrove swamps in the vicinity of the proposed port facilities;
- the flora and fauna utilizing the mangrove swamps in the vicinity of the proposed port facilities;
- the biological environment in the Sangarédi area based upon field surveys of the potential location of the alumina refinery, water supply reservoir, red mud storage area and worker's housing areas;
- the water quality of the area based upon samples from surface water and groundwater sources in the study area;
- air quality based on information collected by a BAC-installed meteorological station in Sangarédi; and
- ambient sound levels in both the Kamsar and Sangarédi areas.

SNC will continue working with Hatch through Hatch's initial design activities to identify project-specific impacts and develop appropriate mitigation measures for any significant impacts to ensure that the alumina refinery is designed and can be operated in a cost-effective and sustainable manner as required by IFC environmental safeguard requirements. At the completion of these studies, BAC will consult with the local population, governmental officials, NGOs and other stakeholders on the results before finalizing the EIA and submitting it to the government of Guinea and the IFC for review and approval.

Arrangements with Marubeni Corporation

On October 30, 2001, GAPCO entered into an option agreement (the "Marubeni Agreement") with Marubeni Corporation ("Marubeni") pursuant to which GAPCO granted Marubeni an irrevocable option to commit to purchase, at an exercise price per share equal to the fair market value of a GAPCO Common Share upon and at the date of satisfaction of certain conditions related to the debt financing necessary for completing the Project ("Financial Closure"), such number of additional GAPCO Common Shares as may be desired by Marubeni (the "Marubeni Option"). The Marubeni Option is exercisable at any time until the later of (i) the date on which all material terms of contracts for the engineering, procurement, construction, start-up, initial operation and testing of the Project have been agreed to, (ii) the date on which the last of all environmental permits required to be obtained in connection with the Project is so obtained, (iii) the date on which legally binding commitments are obtained for the funding of 80% of the projected equity requirements for the Project, subject to certain conditions, (iv) the date on which the lenders to the Project agree to a final term sheet for the financing of the Project, (v) the date on which GAPCO receives a feasibility study for the Project acceptable to the lenders to the Project, and (vi) the date on which a term sheet is entered into containing all material terms of the contract for operation and maintenance of the Project.

Pursuant to the Marubeni Agreement, GAPCO has also granted Marubeni a right to purchase up to 20% of the expected annual output of alumina from the Project on terms and conditions which are mutually agreeable to GAPCO and Marubeni. Marubeni must exercise this right by providing a written expression of interest within 60 days after the date upon which GAPCO or BAC has received written commitments (the "Commitments") for the purchase of 80% of the expected annual output of alumina from the Project (excluding any such commitment from Marubeni and including any commitment from Mitsubishi Corporation as referred to below). GAPCO is required to notify Marubeni when it has received such Commitments and, upon receipt of a written expression of interest from Marubeni, GAPCO is required to begin negotiations with Marubeni of a long-term contract providing for the sale by BAC, and the purchase by Marubeni, of up to 20% of the expected annual output of alumina from the Project.

On March 31, 2004, GAPCO and Marubeni entered into an assignment, assumption and amendment agreement pursuant to which, upon completion of the Arrangement, (i) Global will be entitled to exercise any of GAPCO's rights under the Marubeni Agreement and will be obligated to perform all of GAPCO's obligations under the Marubeni Agreement; (ii) Marubeni will be entitled to exercise any of its rights under the Marubeni Agreement against Global; (iii) GAPCO will be released from all obligations and liabilities under the Marubeni Agreement; and (iv) except as otherwise provided in such assignment, assumption and amendment agreement, all references in the Marubeni Agreement to "Gapco", "common stock of Gapco", "share capital of Gapco" and "Gapco's common shares" will be deleted and replaced with "Global", "common shares of Global", "share capital of Global" and "Global's common shares", respectively.

Arrangements with Mitsubishi Corporation

On December 7, 2001, GAPCO entered into an agreement (the "Mitsubishi Agreement") with Mitsubishi Corporation ("Mitsubishi") pursuant to which Mitsubishi acquired 40,000 GAPCO Common Shares for gross proceeds to GAPCO of U.S.$1,000,000. In addition, GAPCO granted Mitsubishi an irrevocable option (the "Mitsubishi Option") to purchase, at an exercise price per share equal to the fair market value of a GAPCO Common Share upon and at the date of Financial Closure, such number of additional GAPCO Common Shares as may be desired by Mitsubishi (the "Mitsubishi Option"). The option is exercisable at any time until 90 days after certain milestones relating to the Project (being substantially the same of those in respect of the Marubeni Option) and certain additional conditions are satisfied.

The Mitsubishi Agreement also provides that if Mitsubishi has not elected to exercise the Mitsubishi Option before it expires, Mitsubishi is entitled to sell to GAPCO all, but not less than all, GAPCO Common Shares held by Mitsubishi and its affiliates (the "Put"): (i) if Financial Closure occurs prior to January 1, 2005, then on or after the date of Financial Closure, for a sale price equal to 200% of the aggregate amount invested in GAPCO by Mitsubishi and its affiliates as of the date of such sale; and (ii) if Financial Closure has not occurred prior to January 1, 2005, then on or after January 1, 2005, for a sale price equal to 100% of the aggregate amount invested in GAPCO by Mitsubishi and its affiliates as of the date of such sale.

In addition, if Mitsubishi has not elected to exercise the Mitsubishi Option before it expires, GAPCO is entitled to repurchase from Mitsubishi and its affiliates all, but not less than all, GAPCO Common Shares held by Mitsubishi and its affiliates (the "Call"): (i) if Financial Closure occurs prior to January 1, 2005, then on or after the date of Financial Closure, for a purchase price equal to 200% of the aggregate amount invested in GAPCO by Mitsubishi and its affiliates as of the date of such repurchase; and (ii) if Financial Closure has not occurred prior to January 1, 2005, then on or after January 1, 2005, for a purchase price equal to 100% of the aggregate amount invested in GAPCO by Mitsubishi and its affiliates as of the date of such repurchase.

Pursuant to a side agreement dated December 7, 2001, Mitsubishi and GAPCO have agreed that if half of the GAPCO Common Shares held by Mitsubishi are transferred to an affiliate of Mitsubishi, that affiliate will have the benefit of the Put and be subject to the Call, as described above.

Pursuant to the Mitsubishi Agreement, GAPCO has also granted Mitsubishi a right to purchase 25% of the expected annual output of alumina from the Project, on terms and conditions which are mutually agreeable to GAPCO and Mitsubishi. Mitsubishi must exercise this right by providing a written expression of interest within 60 days after the date upon which GAPCO or BAC has received Commitments for the purchase of 75% of the expected annual output of alumina from the Project (excluding any such commitment from Mitsubishi and including any commitment from Marubeni as referred to above). GAPCO is required to notify Mitsubishi when it has received such Commitments and upon receipt of a written expression of interest from Mitsubishi, GAPCO is required to begin negotiations with Mitsubishi of a long-term contract providing for the sale by BAC and purchase by Mitsubishi of up to 25% of the expected annual output of alumina from the Project.

In the event that GAPCO engages in any business other than the development, design, financing, construction, ownership or operation of the proposed alumina refinery or any modification or expansion thereof, Mitsubishi will be entitled under the Mitsubishi Agreement to (i) exchange (the "Exchange Option") all, but not less than all, of the GAPCO Common Shares held by it for common shares of BAC which would provide Mitsubishi with an ownership interest in BAC equal to its ownership interest in GAPCO, or (ii) sell to GAPCO (the "Exit Option") all, but not less than all, GAPCO Common Shares held by Mitsubishi or its affiliates at such time for a purchase price equal to 100% of the aggregate amount invested by Mitsubishi and its affiliates in GAPCO at such time. If Mitsubishi exercises the Exchange Option, GAPCO is required to grant to Mitsubishi an option to put to GAPCO all of Mitsubishi's shares in BAC and Mitsubishi is required to grant to GAPCO an option to repurchase from Mitsubishi all of Mitsubishi's shares in BAC, on the terms and conditions described for the Call and Put described above.

In the event that GAPCO is treated as a partnership under applicable United States federal income tax laws and regulations, Mitsubishi will be entitled to sell to GAPCO all, but not less than all, of the GAPCO Common Shares held by it and its affiliates for a purchase price equal to 200% of the aggregate amount invested by Mitsubishi and its affiliates in GAPCO at the time of such sale.

GAPCO recently entered into an assignment, assumption and amendment agreement pursuant to which, upon completion of the Arrangement, (i) Global will be entitled to exercise any of GAPCO's rights described above under the Mitsubishi Agreement and will be obligated to perform GAPCO's obligations described above under the Mitsubishi Agreement; (ii) Mitsubishi will be entitled to exercise any of its rights described above under the Mitsubishi Agreement against Global; (iii) GAPCO will be released from all obligations and liabilities described above under the Mitsubishi Agreement; and (iv) except as otherwise provided in such assignment, assumption and amendment agreement, all references in the Mitsubishi Agreement to "Gapco", "common stock of Gapco", "share capital of Gapco" and "Gapco common shares" will be deleted and replaced with "Global", "common shares of Global", "share capital of Global" and "Global's common shares", respectively.

Recent Developments

Private Placement of 50,000,000 Units

At the beginning of February 2004, GAPCO completed a private placement of 50,000,000 units of GAPCO ("Units") at a price of U.S.$1.00 per unit for gross proceeds of U.S.$50,000,000 (the "Private Placement"). Each Unit consisted of one GAPCO Common Share and one-half of one warrant of GAPCO (each whole warrant a "GAPCO Warrant"). Each GAPCO Warrant entitles the holder thereof to purchase an additional GAPCO Common Share at a price of U.S.$1.50 per share until February 3, 2006. IBK Capital Corp. acted as agent in the Private Placement and, in connection therewith, received 4,000,000 broker warrants. Each such broker warrant is exercisable for one GAPCO Common Share at a price of U.S.$1.00 per share until February 3, 2008. The net proceeds of the Private Placement are being used to further advance and develop the Project and for general working capital.

Pursuant to the terms of the subscription agreement between each purchaser under the Private Placement and GAPCO, in the event that the Arrangement has not been completed on or before May 29, 2004 (the "First Penalty Date"), each such purchaser will be entitled to receive, without payment of any additional consideration, additional GAPCO Common Shares equal in number to 20% of the number of Units purchased by such purchaser under the Private Placement. Further, if the Arrangement has not been completed on or before July 28, 2004 (the "Second Penalty Date"), each purchaser under the Private Placement will be entitled to receive, without the payment of any additional consideration, additional GAPCO Common Shares equal in number to 10% of the number of Units purchased by such purchaser under the Private Placement.

In aggregate, 10,000,000 GAPCO Common Shares would be issued on the First Penalty Date and an additional 5,000,000 GAPCO Common Shares would be issued on the Second Penalty Date if, as at the applicable date, the Arrangement has not been completed. The foregoing GAPCO Common Shares issuable upon the First Penalty Date and the Second Penalty Date are referred to herein collectively as the "Penalty Shares".

Acquisition of Aluminpro, Aluminium Industry Professionals Inc.

GAPCO is currently negotiating a share purchase agreement (the "Aluminpro Agreement") with Aluminpro, Aluminium Industry Professionals Inc. ("Aluminpro") and its direct and indirect shareholders providing for the purchase by GAPCO of all of the outstanding shares of Aluminpro (the "Aluminpro Shares").

Aluminpro is a consultant group that was formed in April 2000 to bring together 30 senior professionals with extensive knowledge and international experience in the upstream aluminum industry. This upstream segment is a global business comprising bauxite mining, alumina refining, aluminum smelting and power generation. Aluminpro specializes in bauxite exploration and mining, alumina refining, waste minimization and storage, energy conservation, process and project audits, safety and environmental audits and training and development, and has experience in maintenance, technical development, engineering, logistics, legal and financial matters and management. Aluminpro professionals have worked in every major country where bauxite, alumina or smelting is found.

GAPCO expects to enter into the Aluminpro Agreement with Aluminpro and its shareholders later this month. The purchase price for the Aluminpro Shares is expected to be U.S.$1,000,000, of which U.S.$500,000 will be in the form of a cash payment and the remaining U.S.$500,000 will be in the form of 500,000 units of Global ("Global Units"). Each Global Unit will consist of one common share of Global (a "Global Common Share") and one-half of one warrant of Global (each whole warrant a "Global Warrant"). Each Global Warrant will entitle the holder thereof to purchase an additional Global Common Share at a price of U.S.$1.50 per share until February 3, 2006. The closing of the purchase and sale of the Aluminpro Shares is expected to occur on the fifth business day after the completion of the Arrangement. GAPCO expects that Global will, following the completion of the Arrangement, assume the obligations under the Aluminpro Agreement to issue the Global Units.

GAPCO also expects to grant the shareholders of Aluminpro the right, jointly but not severally, to require Global to sell the Aluminpro Shares back to the shareholders of Aluminpro in return for a repayment to Global of the

Aluminpro Purchase Price (the "Repurchase Option"). The Repurchase Option will be exercisable at any time after the first anniversary of the closing date of the Aluminpro Agreement and before the earlier of (i) the second anniversary of the closing date of the Aluminpro Agreement, and (ii) the date on which any shareholder of Aluminpro sells, transfers, pledges or assigns any Global Units.

Completion of the purchase and sale of the Aluminpro Shares is expected to be contingent upon the completion, or waiver, of certain conditions including, among others, (i) the receipt of all necessary tribunal, court and governmental approvals, (ii) the execution of consulting agreements between GAPCO and certain of the shareholders of Aluminpro, and (iii) completion of the Arrangement. In addition, the Aluminpro Agreement is expected to provide that the shareholders of Aluminpro may not offer, sell, assign, transfer, pledge or hypothecate any of the Global Units before February 1, 2005.

Engagement of RBC Dominion Securities Inc.

Pursuant to an engagement letter dated February 12, 2004 (the "RBC Engagement Letter"), GAPCO has engaged RBC Dominion Securities Inc. ("RBC") with respect to a possible public offering (the "Offering") of Global Common Shares (the "RBC Engagement") to raise gross proceeds of approximately U.S.$600 million.

Pursuant to the provisions of the RBC Engagement Letter, RBC has, among other things, agreed to provide certain advisory services to GAPCO relating to such public offering. The RBC Engagement Letter does not constitute a binding commitment of RBC to underwrite such public offering. GAPCO has agreed to indemnify RBC, its subsidiaries and certain other persons and companies in respect of claims to which they may become subject in connection with the engagement of RBC under the RBC Engagement Letter.

Engagement of CGMI Citigroup Global Markets Inc.

Pursuant to a letter agreement dated March 11, 2004 (the "Citigroup Engagement Letter"), GAPCO has engaged Citigroup Global Markets Inc. ("CGMI") as its exclusive financial advisor (other than equity advisors or underwriters engaged by GAPCO) in connection with the structuring of limited recourse project financing for the construction of GAPCO's alumina refinery (the "Debt Financing"). Pursuant to the provisions of the CGMI Engagement Letter, CGMI has, among other things, agreed to provide certain advisory services relating to the Debt Financing and the Project. The Citigroup Engagement Letter is for advisory services only and does not constitute a commitment by Citigroup to provide or arrange any financing for the Project.

In the Citigroup Engagement Letter, GAPCO has agreed to indemnify CGMI, its affiliates and certain other persons and companies in respect of claims to which they may become subject in connection with the engagement of Citigroup under the CGMI Engagement Letter.

Unless previously terminated, the CGMI Engagement Letter will continue until the earlier of the consummation of the Debt Financing and January 1, 2007 (subject to extension by mutual written consent of GAPCO and CGMI).).

SELECTED CONSOLIDATED FINANCIAL DATA

The following summary of selected financial data has been derived from, and is qualified in its entirety by, GAPCO's historical consolidated financial statements included elsewhere in the Circular and should be read in conjunction with such statements and the notes thereto. All dollar amounts set forth below are expressed in U.S. currency.

Statement of Operations Data

	Year ended December 31,			Cumulative period July 21, 1999 (date of inception) to December 31,
	2003	2002	2001	2003
Expenses				
Engineering	$ 106,328	$ 1,399,829	$ 2,621,878	$ 5,676,546
Professional fees	815,512	1,317,053	500,061	3,279,105
General and administrative	146,897	369,637	359,962	1,422,091
Occupancy	58,887	152,580	99,039	310,506
Total expenses	1,127,624	3,239,099	3,580,940	10,688,248
Other income				
Government grants		507,236		656,331
Net loss	$ (1,127,624)	$ (2,731,863)	$ (3,580,940)	$ (10,031,917)

Balance Sheet Data

	As at December 31,		
	2003	2002	2001
Total current assets	$ 125,682	$ 175,388	$ 551,372
Total current liabilities	1,949,099	1,176,181	570,302
Total long term liabilities	305,000	-	-
Common stock	11,790	11,790	11,110
Stock subscription receivable	(4,000)	(4,000)	(54,000)
Capital in excess of par value	7,895,710	7,895,710	6,196,390
Deficit accumulated during development stage	(10,031,917)	(8,904,293)	(6,172,430)
Total Stockholders' deficit	$ (2,128,417)	$ (1,000,793)	$ (18,930)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information concerning the historical financial data and has been derived from, and is qualified in its entirety by, GAPCO's historical consolidated financial statements included elsewhere in the Circular, and should be read in conjunction with such statements and the notes thereto. All dollar amounts set forth below are expressed in U.S. currency.

Overview

GAPCO is a British Virgin Islands company incorporated on July 21, 1999. GAPCO's main business is to participate in the development of the aluminum processing industry in Guinea. GAPCO's major initiative is the development of a state-of-the-art alumina refinery adjacent to a bauxite mine in Sangarédi, Guinea. GAPCO expects to incur losses for the next several years while focusing on the design, financing and construction of the alumina refinery. GAPCO has been unprofitable since incorporation and has not to date earned any form of revenue. GAPCO has incurred a cumulative deficit of $(10,031,917) since its incorporation on July 21, 1999.

Result of Operations

Revenues

GAPCO does not anticipate revenues from product sales until the fiscal year 2008. GAPCO expects its sources of funds for the next several years to come from existing cash resources and several sources of capital that GAPCO is currently pursuing.

Fiscal Year Ended December 31, 2003 Compared With Fiscal Year Ended December 31, 2002

For the year ended December 31, 2003, GAPCO incurred a net loss of $(1,127,624) compared with a net loss of approximately $(2,731,863) for the year ended December 31, 2002. For the 12 months ended December 31, 2003, total expenses decreased by 65% to $1,127,624 compared with $3,239,099 for the year ending December 31, 2002. The decrease in expenses primarily resulted from a significant decrease in engineering work on the Project. In addition, the completion of a report on the Port of Kamsar expansion permitted GAPCO to allocate capital to areas of the Project that are less engineering dependent.

Expenses incurred during the year ended December 31, 2003 were funded by proceeds from affiliates of $196,551, and proceeds from a note payable of $300,000.

Fiscal Year Ended December 31, 2002 Compared With Fiscal Year Ended December 31, 2001

For the year ended December 31, 2002, GAPCO incurred a net loss of $(2,731,863) compared with a net loss of approximately $(3,580,940) for the year ended December 31, 2001. For the 12 months ended December 31, 2002, total expenses decreased by 10% to $3,239,099 compared with $3,580,940 for the year ending December 31, 2001. Expenses incurred during 2002 were related primarily to the engineering costs and professional fees for development of the implementation plan of the proposed 2.8 million mtpa alumina refinery.

GAPCO received a grant from the United States Trade and Development Agency (the "USTDA") of $507,236 during the year ending December 31, 2002. The grant was made in support of the feasibility and design study of a Port of Kamsar expansion proposal in the Republic of Guinea. GAPCO entered into a contract with Berger/ABAM Engineers Inc., a subsidiary of the civil engineering firm, Louis Berger, to conduct a study that presents the primary operational requirements along with key design and construction criteria for the development of the Port of Kamsar expansion.

During the period January 1, 2002 to December 31, 2002 GAPCO issued 68,000 GAPCO Common Shares in a $1,700,000 private placement at a price of $25.00 per share.

Fiscal year Ended December 31, 2001 Compared With
Cumulative Period July 21, 1999 (Date of Inception) to December 31, 2000

For the year ended December 31, 2001, GAPCO incurred a net loss of $(3,580,940) compared with a net loss of approximately $(2,591,490) for the cumulative period July 21, 1999 (date of inception) to December 31, 2000. For the 12 months ended December 31, 2001, total expenses increased by 31% to $3,580,940 compared with $2,740,585 for the cumulative period July 21, 1999 (date of inception) to December 31, 2000. The increase in expense was attributable to the engagement by GAPCO of Hatch, the global leader in design consulting for the light metals industry, to deliver the implementation planning study for an alumina refinery. The study, completed in July 2001, provided detailed implementation planning for the refinery design and technology, refinery location, bauxite sources, required infrastructure, power supply, water supply, housing requirements and general environmental assessment.

GAPCO generated no income for the year ended December 31, 2001. GAPCO received a grant from the USTDA in the amount of $149,095 during the cumulative period of inception to December 31, 2000. The USTDA grant of $149,095 was paid directly to the Washington Group for services provided related to an economic feasibility study for the development of a hydroelectric power plant to be developed in association with a new aluminum smelter.

Funding for expenses incurred during the year ending December 31, 2001 came from two private placements. GAPCO issued 80,000 GAPCO Common Shares priced at $20.00 per share in a private placement early in the year to raise $1,600,000. In December 2001, GAPCO issued 40,000 GAPCO Common Shares priced at $25.00 per share in a private placement to raise an additional $1,000,000.

Liquidity and Capital Resources

From July 21, 1999 through to December, 31, 2003, GAPCO financed its operations primarily through private placements of GAPCO Common Shares and government grants. GAPCO raised $2,400,000 through a private placement of 192,000 GAPCO Common Shares at a price per share of $12.50 during the period from July 21, 1999 (date of inception) through to November 6, 2000. GAPCO raised $2,500,000 through a private placement of 125,000 GAPCO Common Shares at a price per share of $20.00 during the period from December 11, 2000 through to January 23, 2002. GAPCO raised $2,700,000 through a private placement of 108,000 GAPCO Common Shares at a price per share of $25.00 during the period from December 26, 2001 through to December 11, 2002. GAPCO has applied all of its capital resources toward the development of the aluminum processing industry in Guinea, including development of a state-of-the-art alumina refinery.

On February 3, 2004, GAPCO completed a private placement offering which raised gross proceeds of $50,000,000 before commissions, fees and related transaction costs through the issuance of 50,000,000 units priced at $1.00 per unit. The price of the units sold in the private placement reflected the 40 for 1 stock split of GAPCO Common Shares effected by GAPCO on January 27, 2004. Each unit consists of one GAPCO Share and one-half of one warrant of GAPCO. Each whole warrant may be exercised to acquire one GAPCO Common Share at an exercise price of $1.50 for a period of 24 months after the closing date. GAPCO believes that the proceeds of the offering will be sufficient to complete the detailed design phase of the alumina refinery project, including engineering, preliminary construction and other work and working capital through closing of construction loan financing for the refinery. GAPCO is currently preparing to raise the approximately $2,000,000,000 (approximately $600,000,000 of additional equity and $1,400,000,000 of debt) necessary to construct and commence operations of the alumina refinery. The proposed debt and equity financings are GAPCO's current estimates, and are subject to change. There is no assurance that GAPCO will be able to raise adequate financing to meet the minimum capital required to successfully complete the Project.

DESCRIPTION OF SHARE CAPITAL

GAPCO is authorized to issue 160,552,000 common shares (referred to herein as "GAPCO Common Shares") of which 97,160,000 GAPCO Common Shares were outstanding as at March 31, 2004.

The holders of GAPCO Common Shares are entitled to receive notice of and to attend all meetings of shareholders and to exercise one vote for each GAPCO Common Share held, to receive any dividends declared by the directors of GAPCO and to receive the remaining property and assets of GAPCO as are apportionable to the holders of GAPCO Common Shares upon dissolution.

As at March 31, 2004, there were 33,000,000 GAPCO Warrants outstanding.

DIVIDEND POLICY

GAPCO has not paid any dividends on its shares to date and has no stated policy with respect to the payment of dividends. No dividends will be paid on the GAPCO Common Shares prior to the completion of the Arrangement, and GAPCO does not anticipate that dividends will be paid on the Global Common Shares until after the refinery commences production of alumina.

PRINCIPAL SHAREHOLDER

As at March 31, 2004, to the knowledge of the directors and officers of GAPCO, the only person, firm or company which beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of GAPCO carrying more than 10% of the voting rights attaching to any class of voting securities of GAPCO were as follows:

Name and Municipality of Residence	Number of Common Shares	Percentage of Outstanding Common Shares
Bruce J. Wrobel Brooklyn, New York	17,272,000[(1)]	17.78

(1) Of these GAPCO Common Shares, 12,940,000 are held through Herakles Capital Corp., a corporation owned by Mr. Wrobel.

DIRECTORS AND EXECUTIVE OFFICERS

Current Directors and Executive Officers of GAPCO

The following table sets forth, for each of the directors and executive officers of GAPCO, the person's name, municipality of residence, position with GAPCO, principal occupation and, if a director, the date on which the person became a director.

Name and Municipality of Residence	Position with GAPCO	Principal Occupation	Director Since
Bruce J. Wrobel Brooklyn, New York	Chairman of the Board of Directors, President and Chief Executive Officer	President and Chief Executive Officer of GAPCO, from March 9, 2000 to present; Chief Executive Officer of Sithe Energies, Inc., an energy company, from October 1, 2003 to present; President of Herakles Capital Corp., a venture development and finance firm, from June 1990 to present.	March 9, 2000
Michael J. Cella Wilton, Connecticut	Director, Senior Vice President, Finance, Chief Financial Officer and Secretary	Senior Vice President, Finance, Chief Financial Officer and Secretary of GAPCO, from March 5, 2001 to present; Director of Finance, Sithe Energies, Inc., from October 1, 2003 to present; Senior Vice President of Herakles Capital Corp., a venture development and finance firm, from February 2001 to present.	March 5, 2001
Alan J. Gayer Toronto, Ontario	Director	Chief Executive Officer of Toronto Hospital for Sick Children from April 2002 to present.	January 1, 2003

Name and Municipality of Residence	Position with GAPCO	Principal Occupation	Director Since
Kunihiko Hisgashi Harrison, New York	Director	Division Executive Vice President of Mitsubishi International Corporation, an international trading, investment and development company, from February 2002 to present; Senior Manager of Mitsubishi Corporation, Japan's largest trading company, from December 1996 to February 2002.	January 1, 2003
Masumi Kakinoki London, United Kingdom	Director	President of Marubeni Europower Ltd., an international development and investment company, from December 1998 to present.	March 9, 2000
Karim L. Karjian London, United Kingdom	Director	Chief Executive Officer of Karalco Resources Ltd., an international consulting company, from November 1997 to present.	March 9, 2000
Safwat A. Safwat London, United Kingdom	Director	Director of Karalco Resources Ltd. from November 1997 to present.	March 9, 2000

See "Directors and Executive Officers – Background of Directors and Executive Officers" for a summary of the employment history of each of the foregoing directors and executive officers.

The directors and officers of GAPCO as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 20,952,000 GAPCO Common Shares representing 21.56% of the outstanding GAPCO Common Shares.

Marubeni Europower Ltd., of which Mr. Kakinoki is an officer, and its affiliates own 3,000,000 GAPCO Common Shares and have an option to purchase common shares of GAPCO as described under "Business of GAPCO Arrangements with Marubeni". Mitsubishi International Corporation, of which Mr. Hisgashi is an officer, and its affiliates owns 1,600,000 GAPCO Common Shares and have an option to purchase common shares of GAPCO as described under "Business of GAPCO - Arrangements with Mitsubishi".

Proposed Directors and Executive Officers of Global

In connection with the completion of the Arrangement and the Continuance, it is proposed that the directors and executive officers of Global will consist of the current directors and executive officers of GAPCO, with the following additions and changes:

- It is proposed that Bernard Cousineau be a director and the President of Global (with Bruce J. Wrobel becoming the Chairman, and ceasing to be the President, of Global). From October 1999 to present, Mr. Cousineau has been a self-employed management consultant working with Aluminpro and, from April

1999 to October 1999, Mr. Cousineau was the Director of Joint Operations of Alcan Inc., a leading aluminum company.

- It is proposed that Ian W. Porteus be a Senior Vice President of Global. From January 2000 to present, Mr. Porteus has been a self-employed management consultant working with Aluminpro and, from August 1985 to December 1999, Mr. Porteus was the Vice President, Technology, of Alcan Inc.

- It is proposed that Francis J. Donohue be a Senior Vice President of Global. From March 2000 to present, Mr. Donohue has been President of Power Professionals Ltd., an engineering and construction management consulting company, and, from February 1992 to March 2000, Mr. Donohue was Senior Vice President, Engineering and Construction, for Sithe Energies, Inc.

- It is contemplated that Safwat A. Safwat will resign as a director of GAPCO and will not become a director of Global.

If the Arrangement is approved by the PLI Shareholders but the Continuance is not approved, or if the Continuance is approved but more than 5% of the PLI Shareholders exercise their dissent rights with respect to the Continuance Resolution and GAPCO elects not to proceed with the Continuance, the Hybrid Board consisting of nine directors, a majority of whom are resident Canadians, will be elected instead. See "Annual Meeting Business – Election of Directors" in the Circular.

Background of Directors and Executive Officers

Directors

Bruce J. Wrobel – Mr. Wrobel has 23 years of new business startup and development experience. He co-founded a U.S. power company in 1981 that was acquired by Sithe Energies, Inc. ("Sithe") in 1986, where he assumed the position of Executive Vice President, responsible for Sithe's worldwide business development and financing. He and his team successfully developed, financed and built more than twenty-five independent power projects including the 1,000 MW Independence Project in New York, the $1.2 billion San Roque multi-purpose dam project in the Philippines, and the 500 MW Rades II Project in Tunisia, and built Sithe into one of the largest global independent power companies. He played a lead role in taking Sithe public in June 1993 (Sithe was listed on the NYSE from June 1993 to April 1996, at which time Marubeni Corporation purchased Sithe's public shares). Mr. Wrobel co-founded GAPCO in 1999.

Michael J. Cella – Mr. Cella has 24 years of experience in global infrastructure finance and development in power, mining, transportation and telecommunications, including periods as Vice President of Credit Suisse First Boston and Bank of America. He led financings on many large infrastructure projects, including, as Senior Vice President of Sithe, the $1.2 billion San Roque multi-purpose dam project in the Philippines and the $1.25 billion Sithe Boston Generating portfolio financing.

Alan J. Gayer – Mr. Gayer has 30 years of management experience, including 17 years at McKinsey & Company advising Fortune 500 clients (including one of the world's largest chemical companies), three years as a Director in the national strategy consulting practice of a U.S. public accounting firm, eight years as Chief Executive Officer of a U.S. health care system and, most recently, two years as Chief Executive Officer of Toronto's Hospital for Sick Children.

Kunihiko Hisgashi – Mr. Hisgashi is a board nominee of Mitsubishi Corporation and has extensive global aluminum industry experience. For the last two years and currently, he is Executive Vice President, Non-Ferrous Metals Division, of Mitsubishi International Corporation. Mitsubishi Corporation has very substantial global interests in the aluminum sector, including ownership interests in six smelters representing approximately 225,000 tpa of aluminum production capacity.

Masumi Kakinoki – Mr. Kakinoki is a board nominee of Marubeni Corporation. He has 24 years experience in global infrastructure development. For the last five years, he has been and continues to be President of Marubeni Europower Ltd. Marubeni Corporation has very substantial global interests in the aluminum sector, including ownership interests in six smelters representing approximately 125,000 tpa of aluminum production capacity and a minority position in a 1.6 mtpa aluminum refinery.

Karim L. Karjian – Mr. Karjian is Chairman of Karalco Resources, Ltd. He has 34 years of marketing and management experience with major corporations in the United States, Europe and the Middle East, primarily in telecommunications and transportation. During the past 12 years, he played a key role in the development of major mining, oil, transportation and telecommunications projects in Sub-Saharan West Africa, including privatization, operations management and alumina sales of the Friguia alumina refinery in Guinea. Mr. Karjian co-founded GAPCO in 1999.

Executive Officers

Bernard Cousineau – Mr. Cousineau has 30 years experience in the aluminum industry, including six years as President and Chief Executive Officer of Alcan Jamaica (where he managed the integrated operations of two mines, two refineries, rail, port and related infrastructure) and six years as plant manager of the Aughinish Alumina Refinery, a refinery which processes bauxite from the CBG mine in Guinea.

Francis J. Donohue – Mr. Donohue has 27 years of industrial engineering and construction management experience, including eight years as Sithe's Senior Vice President, Engineering & Construction. He led the construction of many large-scale power generating facilities, including Independence Station.

Ian Porteous – Mr. Porteous has 40 years of alumina industry experience, including ten years as Alcan Inc.'s Vice President, Director of Technology, responsible for its global bauxite and alumina operations technology.

Committees of the Board

Following the completion of the Arrangement and the Continuance, it is anticipated that the committees of the board of directors of Global will be constituted as follows:

Audit Committee – The Audit Committee will consist of three independent directors (Messrs. Gayer, Higashi and Kakinoki). The Audit Committee will be responsible for such matters as the review of financial statements and related press releases of Global, monitoring Global's financial reporting, accounting systems and internal controls and for the review of the independence and selection of, and liaising with, external auditors.

Compensation Committee – The Compensation Committee will consist of two independent directors (Messrs. Gayer and Kakinoki) and one nominee of a related party (Mr. Karjian). The Compensation Committee will be responsible for, among other things, reviewing and approving the compensation of senior management of Global, administering Global's stock option plan and reviewing and making recommendations to the board of directors concerning the level and nature of the compensation payable to directors.

Corporate Governance and Nominating Committee – The Corporate Governance and Nominating Committee will consist of two independent directors (Messrs. Gayer and Higashi) and one nominee of a related party (Mr. Karjian). The Corporate Governance and Nominating Committee will be responsible for developing Global's approach to corporate governance issues, advising the directors in filling vacancies on the board and, periodically, reviewing the composition and effectiveness of the board of directors and the contribution of individual directors.

If the Arrangement is approved by the PLI Shareholders but the Continuance is not approved, or if the Continuance is approved but more than 5% of the PLI Shareholders exercise their dissent rights with respect to the Continuance Resolution and GAPCO elects not to proceed with the Continuance, the committees of the board of directors of Global will be comprised of members of the Hybrid Board, in such manner as the Hybrid Board determines to be in the best interests of Global and in compliance with all laws applicable to Global at such time.

COMPENSATION OF DIRECTORS AND OFFICERS

The following table sets forth all annual and long-term compensation for services rendered in all capacities to GAPCO and its subsidiaries for the fiscal years ended December 31, 2003, 2002 and 2001 in respect of the Chief Executive Officer of GAPCO and, as at December 31, 2003, the one other executive officer of GAPCO whose salary and bonus exceeded Cdn$100,000 in one or more of such years(collectively the "Named Executive Officers"). No other executive officer's salary and bonus exceeded Cdn.$100,000 in any such years.

		Annual Compensation			Long-term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units (#)	LTIP Payouts ($)	All Other Compensation ($)
Bruce J. Wrobel President and Chief Executive Officer	2003 2002 2001	nil nil nil	nil nil nil	nil U.S.$4,000 nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil
Michael J. Cella Senior Vice President, Finance, Chief Financial Officer and Secretary	2003 2002 2001	nil nil nil	U.S.$75,000 U.S.$120,000 U.S.$ 10,000	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil

No options to purchase GAPCO Common Shares were granted during or at any time prior to, or have been granted subsequent to, the financial year of GAPCO ended December 31, 2003 to the Named Executive Officers.

Employment Contracts

Neither GAPCO nor any of its subsidiaries has entered into any employment agreement with any Named Executive Officer or any compensatory plan or arrangement with respect to a Named Executive Officer in respect of the resignation, retirement or any other termination of employment of the officer's employment or in relation to a change of control of GAPCO or any of it subsidiaries. It is anticipated that, following the completion of the Arrangement, Global will enter into employment agreements with its executive officers as considered appropriate at that time.

Compensation of Directors

The directors of GAPCO were not compensated by GAPCO or its subsidiaries for services rendered as directors or for committee participation, involvement in special assignments or for services as consultants or experts during the financial year of GAPCO ended December 31, 2003.

Directors' and Officers' Liability Insurance

GAPCO has not maintained directors' and officers' liability insurance to date. In connection with the completion of the Arrangement, GAPCO anticipates acquiring and maintaining directors' and officers' liability insurance for the directors and officers of Global and its subsidiaries providing coverage in amounts considered appropriate in the circumstances.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described or referred to elsewhere in this Exhibit, there have been no material transactions entered into during the past three years or proposed to be entered into that have affected or are expected to materially affect GAPCO or Global or any of the affiliates thereof involving an officer or director of GAPCO, the principal shareholder of GAPCO or any associate or affiliate of any such persons or companies.

GAPCO STOCK OPTION PLAN

GAPCO is proposing to adopt a stock option plan (the "Stock Option Plan") designed to advance the interests of GAPCO by encouraging employees and directors to hold equity in GAPCO through the acquisition of GAPCO Common Shares. The Stock Option Plan will be administered by the directors of GAPCO or the Compensation Committee of the board of directors.

The Stock Option Plan provides that eligible persons thereunder (collectively, the "Participants") include any director, employee (full-time or part-time), officer or consultant of GAPCO or any subsidiary thereof. The directors of GAPCO have the authority to determine, among other things, subject to the terms and conditions of the Stock Option Plan, the terms, limitations, restrictions and conditions of the options granted under the Stock Option Plan. The Stock Option Plan provides that the maximum number of GAPCO Common Shares that may be reserved for issue pursuant to options granted under the Stock Option Plan is 10,216,000 GAPCO Common Shares. As of March 31, 2004, no options had been granted under the Stock Option Plan.

Under the Stock Option Plan, the maximum number of GAPCO Common Shares that may be reserved for issuance to any one Participant may not exceed 5% of the number of GAPCO Common Shares outstanding at the time of issue (on a non-diluted basis). The directors of GAPCO have the authority under the Stock Option Plan to establish the exercise price of the option at the time each option is granted thereunder, which exercise price shall, in the event that the GAPCO Common Shares are listed on the TSX, not be less than the closing price of the GAPCO Common Shares on the TSX on the trading day immediately preceding the date of the grant of such option, less the discount, if any, permitted by the TSX. Options granted under the Stock Option Plan must be exercised before the earlier of ten years after the date of the grant thereof and such maximum period of time as may be allowed by the TSX. Options are not transferable other than by will or by the laws of descent and distribution. If an optionee ceases to be a Participant under the Stock Option Plan for any reason whatsoever other than death, each option held by such optionee will, unless otherwise determined by the directors of GAPCO, cease to be exercisable within 60 days from the date of termination (being the date on which such optionee ceases to be a Participant). If an optionee dies, the legal representative of the optionee may exercise the optionee's options within one year after the date of the optionee's death but only up to and including the original option expiry date.

The Stock Option Plan provides that options granted thereunder are subject to vesting provisions unless the directors of GAPCO determine otherwise. The Stock Option Plan also contains a provision that the directors may permit all unexercised options (whether vested or unvested) to become immediately exercisable in the event that a take-over bid (within the meaning of applicable securities legislation) is made for all or a portion of the issued and outstanding GAPCO Common Shares in order to permit such issuable GAPCO Common Shares to be tendered to the bid. To the extent than an option is exercisable under the Share Option Plan, an optionee may elect to terminate any such option and, in lieu of receiving the GAPCO Common Shares upon exercise of such option, receive that number of GAPCO Common Shares which, when multiplied by the fair value of the GAPCO Common Shares subject to the option, has a value equal to the product of (x) the number of GAPCO Common Shares subject to the option and (y) the difference between the fair value and the exercise price of the GAPCO Common Shares subject to the option.

Upon completion of the Arrangement, it is expected that the Stock Option Plan, and all obligations thereunder of GAPCO, will be assumed by Global and that the Stock Option Plan will become a Global stock option plan.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The current auditors of GAPCO are Rothstein, Kass & Company, P.C., 85 Livingston Avenue, Roseland, New Jersey 07068-1785. Upon the completion of the Arrangement, it is expected that the auditors of Global will be PricewaterhouseCoopers LLP, Chartered Accountants, Suite 3000, Royal Trust Tower, Toronto Dominion Centre, 77 King Street West, Toronto, Ontario M5K 1G8.

The registrar and transfer agent for the GAPCO Common Shares is Overseas Management Company Trust (B.V.I.) Ltd. Upon completion of the Arrangement, it is expected that the registrar and transfer agent for Global Common Shares will be Computershare Trust Company of Canada, the current registrar and transfer agent of PLI, at its principal office in Toronto.

MATERIAL CONTRACTS

The only material contracts, other than contracts entered into in the ordinary course of business, entered into within the past two years by GAPCO or any subsidiary of GAPCO are as follows:

1. the MOU, as described under "Business of GAPCO - Memorandum of Understanding with the GOG";
2. the Marubeni Agreement, as described under "Business of GAPCO - Arrangements with Marubeni Corporation;
3. the Mitsubishi Agreement, as described under "Business of GAPCO - Arrangements with Mitsubishi Corporation; and
4. the Arrangement Agreement, as described in the Circular under "Special Meeting Business".

A copy of the foregoing agreements may be inspected at the office of Fraser Milner Casgrain LLP, Suite 3900, 1 First Canadian Place, 100 King Street West, Toronto, Ontario during normal business hours until the date of the Meeting.

RISK FACTORS

Development Stage Company

GAPCO is a development stage company and has not generated revenues to date and will not do so until commencement of the Project. Because GAPCO expects to incur significant expenses in the future, it will need to generate significant revenues before it can become profitable. GAPCO's ability to generate revenues and ultimately to become profitable will depend upon several factors, including whether GAPCO implements the Project in a timely fashion and whether GAPCO competes successfully. GAPCO has made significant expenditures and incurred significant losses to date and these are expected to grow.

Government Contracts

The original MOU has been extended twice and, unless extended further, will expire on June 30, 2004. The Concession Agreement with the GOG, which will supercede the MOU, has not been finalized. The Concession Agreement and related agreements will, among other things, provide for the source of, and the terms and conditions for the supply of, bauxite for the proposed refinery, as well as provide GAPCO with the right to own and operate the refinery. Accordingly, the Project is dependent on the Concession Agreement and related agreements (including the agreements relating to the development of the port and the supply of bauxite) being negotiated, signed and becoming binding on the GOG. Concession agreements only become binding upon the GOG after they are executed by the

Ministry of Mines, reviewed and approved by the Supreme Court of Guinea, ratified by the National Assembly of Guinea and a decree of the President of Guinea has been issued, publishing the law adopted by the National Assembly of Guinea. There can be no assurance that the Concession Agreement will be finalized in a timely manner or at all.

Investment in Guinea

With approximately nine million people and an estimated gross domestic product of U.S.$3.3 billion, Guinea's per capita income is only U.S.$440. Any investment in Guinea is subject to a variety of possible political and commercial risks inherent in developing countries, including political, social and economic instability, outright or creeping expropriation, infrastructure and human capital constraints, restrictions and/or tariffs on the flow of goods, services and capital. Guinea's status as a developing country also may make it more difficult for GAPCO to obtain any required financing for its projects. Furthermore, in recent history Guinea has been economically and socially strained by the necessity to host hundreds of thousands of refugees fleeing conflicts in bordering Sierra Leone, Liberia and Cote d'Ivoire. In addition, civil strife in countries bordering Guinea may affect the cost of doing business or otherwise impact GAPCO's performance.

Aluminum and Alumina Markets

Aluminum and alumina are commodities and compete with other materials such as steel, glass and plastic, among others, in the aerospace, ground transportation, construction, container and other markets. As a result, aluminum and alumina pricing can be highly volatile. Any significant declines in international market prices could materially adversely affect GAPCO's business, financial condition and results of operations.

In addition, the various stages of aluminum processing, from bauxite mining to alumina refining and aluminum smelting, are extremely capital intensive. The high initial capital cost exacerbates the commodity price/revenue volatility and serves as a significant market-entry barrier. GAPCO will seek long-term contractual arrangements with customers in order to mitigate price volatility risks but there can be no assurance that GAPCO will succeed in obtaining such arrangements or mitigating such risks.

Economic Viability of the Project

Neither detailed engineering studies to determine final cost estimates to complete the Project nor a final economic feasibility study have been completed. Accordingly, there can be no assurance that the Project will be profitable. Economic viability will depend on many factors including, among others, the cost of bauxite, the cost of processing, transportation costs, the terms and availability of financing, foreign exchange and the price of alumina, none of which at this time have been finally determined. Accordingly, until final capital and operating cost estimates are available, the terms and conditions of the bauxite supply arrangements to be included in the Concession Agreement are known and long-term off-take arrangements for the sale of alumina produced by the refinery are entered into, the economic viability of the Project cannot be determined with certainty. In addition, even if the Project appears economically feasible at the time construction begins, given that the construction period is estimated to be approximately four years, significant changes in the alumina market or in the economy could result in the Project being uneconomic by the time commercial production from the refinery begins.

Financing Risks

GAPCO's estimate of the cost to complete the Project is approximately U.S.$2 billion. GAPCO will not be able to complete the Project unless it is successful in its proposed capital raising efforts. As a development-stage company with no revenues and only limited assets and capital, there is no assurance that GAPCO will be able to obtain the required financing to complete the Project on terms favourable to GAPCO or at all. GAPCO anticipates the need to raise an estimated U.S.$600 million pursuant to an equity offering, and shareholders will experience significant ownership dilution as a result of any such offering. GAPCO also anticipates the need for an estimated U.S.$1.4 billion of debt capital to complete the Project. The substantial amount of debt capital required for the Project necessitates a complex financing plan with emphasis on official development, export credit and insured commercial sources. In addition, Guinea's status as a developing country also may make it more difficult for GAPCO to obtain any required financing for its projects. There is no assurance that GAPCO will secure sufficient capital on terms and conditions acceptable to it or at all. Failure to raise additional funding would have a material adverse effect on GAPCO and its ability to continue the Project.

Competition

GAPCO's business is intensely competitive and it competes with companies which have greater resources and experience. The global aluminum and alumina markets are dominated by a small number of very large vertically integrated companies, including Alcan Inc., Alcoa Inc. and Russian Aluminum Company. These companies dominate on a global scale the mining of bauxite, the refining of alumina and the production and sale of aluminum. They all have far greater resources than GAPCO and accordingly are potentially formidable competitors.

In addition, GAPCO may be far more vulnerable to volatility in the alumina market than its vertically integrated competitors. If the Project is completed, GAPCO will simply be a supplier of alumina to the industry and will not have the benefit of vertical integration enjoyed by its larger competitors who operate bauxite mines and aluminum smelters.

Construction Risks

The Project is a large, complex undertaking that will require substantial engineering, construction and operating expertise and execution. Detailed final cost estimates to build and operate the Project have not been finalized. Potential costs overruns and completion delays are significant risks in projects of this size, particularly in less developed countries. Management of the substantial logistical and coordination issues in connection with the Project will require extensive planning, experience and skill. GAPCO currently has no full time employees and relies on consultants to provide the necessary human resources. There is no assurance that GAPCO will be able to hire or retain the significant number of experienced technical staff to manage the development of the Project and its subsequent operation. There can be no assurance that GAPCO will successfully build the alumina refinery within budget, on schedule, or at all.

Operating Risks

GAPCO's ability to operate the proposed alumina refinery on a profitable basis will be adversely affected by risks that could potentially slow or stop alumina production. The refinery will be dependent on approximately 75 MW of electricity and 640 tons per hour of process steam from the power plant to maintain full production capacity. Should the power plant be incapable of providing the necessary power and steam, the refinery would not be able to run at full production.

The refinery also will be dependent on local and international transportation infrastructure to supply raw materials for continued operations and to deliver alumina to its customers. GAPCO's ability to operate the refinery on a profitable basis will be adversely affected if the railway or port is temporarily disabled.

Raw Materials

GAPCO's ability to operate the proposed alumina refinery profitably will be affected by increases in the cost of raw materials, including caustic soda, calcined petroleum coke, lime, coal, flocculants and bauxite. GAPCO may not be able to offset fully the high cost of raw materials with increased alumina prices or higher productivity.

Environmental Regulations

GAPCO's operations will be subject to strict environmental regulations promulgated by various government agencies from time to time. Such regulations provide for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations. A breach of such regulations may result in the imposition of severe fines and penalties, which could harm GAPCO's business. In addition, if the GOG adopts more stringent environmental standards or enforces current or new regulations in a more rigorous manner, GAPCO may be required to make additional environmental expenditures, which could have an adverse impact on its financial condition.

Other Government Regulations

GAPCO's operations and properties are subject to a variety of other governmental regulations. Guinea regulators have broad authority to shut down and levy fines against facilities that do not comply with regulations or standards. GAPCO's operations may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to GAPCO's activities or maintaining its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property and mine safety.

Dependence on Management

GAPCO's success is highly dependent on its founders, directors and management team. GAPCO's management team has expanded to meet its growing needs. GAPCO must continue to attract and retain the necessary personnel to complete the Project's transitions from development to construction to operation. The loss of the services of GAPCO's senior management or other key employees could make it more difficult to successfully operate GAPCO's business and pursue its business goals.

Currency Risk

Fluctuations in currency exchange rates could have a negative impact on the profitability of GAPCO's operations. GAPCO reports its financial results in U.S. dollars, and anticipates that most, but not necessarily all, of its revenues, debt, and capital and operating costs will be denominated in U.S. dollars. Therefore, variations in the exchange rate when converting foreign currencies into U.S. dollars may negatively impact the financial results of GAPCO.

Liquidity of Investment

Following the Arrangement, GAPCO expects that Global Common Shares will be thinly traded in Canada, and the lack of trading volume of Global Common Shares will limit the liquidity of such shares.

EXHIBIT B

TRANSACTION RESOLUTIONS

1. Consolidation Resolution

Be it Resolved as a Special Resolution that:

The articles of the Corporation be amended to consolidate all of the outstanding common shares of the Corporation into 5,000,000 common shares.

No fractional shares will be issued as a result of the consolidation, and accordingly any fractional shares resulting from the consolidation will be disregarded and cancelled without any repayment of capital or other compensation.

The Corporation be and is hereby authorized and directed to make application pursuant to the *Business Corporations Act* (Ontario) (the "**OBCA**") for a Certificate of Amendment under the Act to give effect to this special resolution.

Any officer or director of the Corporation be, and each of them is hereby, authorized for and on behalf of the Corporation to execute under seal of the Corporation or otherwise and to deliver all such documents and instruments, including without limitation, Articles of Amendment in the form prescribed by the OBCA, and to take all such other actions, as such director or officer may determine to be necessary or desirable to implement the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

Notwithstanding the foregoing, the board of directors of the Corporation be and is hereby authorized, in its sole discretion, to revoke this resolution without any further approval of the shareholders at any time prior to the issuance of a Certificate of Amendment under the OBCA giving effect hereto.

2. Name Change Resolution

Be it Resolved as a Special Resolution that:

The articles of the Corporation be amended to change the name of the Corporation to "Global Alumina Products Corporation".

The Corporation be and is hereby authorized and directed to make application pursuant to the OBCA for a Certificate of Amendment to give effect to this special resolution.

Any officer or director of the Corporation be, and each of them is hereby, authorized for and on behalf of the Corporation to execute under seal of the Corporation or otherwise and to deliver all such documents and instruments, including without limitation, Articles of Amendment in the form prescribed by the OBCA, and to take such other actions, as such director or officer may determine to be necessary or desirable to implement the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

Notwithstanding the foregoing, the board of directors of the Corporation be and is hereby authorized, in its sole discretion, to revoke this resolution without any further approval of the shareholders at any time prior to the issuance of a Certificate of Amendment under the OBCA giving effect hereto.

3. Arrangement Resolution

Be it Resolved that:

The business combination transaction with GAPCO to be effected as an arrangement under the *International Business Companies Act* (British Virgin Islands) (the "**IBCA**") as described in the Circular pursuant to which GAPCO will become a wholly owned subsidiary of the Corporation, and in connection with which the Corporation will issue common shares of the Corporation to holders of common shares of GAPCO in exchange for their common shares of GAPCO, on the basis of one common share of the Corporation for each GAPCO common share and all outstanding options, warrants or other rights to purchase common shares of GAPCO will become options, warrants or rights, respectively, to purchase the same number of common shares of the Corporation on the same terms and conditions, is hereby approved.

Any officer or director of the Corporation be, and each of them is hereby, authorized for and on behalf of the Corporation, to execute under the seal of the Corporation or otherwise, and to deliver all such documents and instruments, and to take all such actions, as such director or officer may determine to be necessary or desirable to implement the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

Notwithstanding the foregoing, the board of directors of the Corporation be and is hereby authorized, in its sole discretion, to determine not to proceed with the Arrangement at any time prior to the issuance of a certificate of arrangement under the IBCA giving effect thereto.

4. Continuance Resolution

Be it Resolved as a Special Resolution that:

The Corporation apply for a certificate of continuance pursuant to section 126 of the *Business Corporations Act* (New Brunswick) (the "**NBBCA**"), continuing the Corporation as if it had been incorporated thereunder and for authorization to continue in another jurisdiction pursuant to section 181 of the OBCA.

The draft articles of continuance which are attached as Schedule H to the management information circular in respect of this Meeting (the "**Circular**") are hereby approved.

Any officer or director of the Corporation be, and each of them is hereby, authorized for and on behalf of the Corporation to execute under seal of the Corporation or otherwise, and to deliver all such documents and instruments, including without limitation, Articles of Continuance in substantially the form attached as Exhibit H to the Circular, and to take all such other actions, as such director or officer may determine to be necessary or desirable to implement the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

Notwithstanding the foregoing, the board of directors of the Corporation be and is hereby authorized, in its sole discretion, to abandon the application for a certificate of continuance without any further approval of the shareholders at any time prior to the issuance thereof by the Director under the NBBCA.

EXHIBIT C

AUDITED FINANCIAL STATEMENTS OF PL INTERNET INC.

PL Internet Inc.

Financial Statements

December 31, 2003 and 2002

PL Internet Inc.

Index to Financial Statements

December 31, 2003 and 2002

Auditors' Consent

PL Internet ("PLI")

We consent to the use in the management information circular of PLI to be dated on or about April 2, 2004 of our report to the shareholders of PLI dated January 13, 2004 on the balance sheet of PLI as at December 31, 2003 and December 31, 2002 and the statements of income, deficit and cash flows for the years then ended.

Timmins, Ontario

April 2, 2004 (Signed) Fuller Jenks Landau
Chartered Accountants

Auditors' Report

To the Shareholders of
PL Internet Inc.

We have audited the balance sheet of PL Internet Inc. as at December 31, 2003 and December 31, 2002 and the statements of income, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and December 31, 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Timmins, Ontario

January 13, 2004

(Signed) Fuller Jenks Landau
Chartered Accountants

PL Internet Inc.

Balance Sheet

December 31	2003 $	2002 $
Assets		
Current assets:		
Cash	176,588	130,043
Marketable securities	-	45,000
Accounts receivable	1,086	654
Prepaid expenses	17,914	-
	195,588	175,697
Liabilities		
Current liabilities:		
Accounts payable	216,898	4,858
Shareholders' Equity		
Share capital, *note 2*	349,627	349,627
Deficit	(370,937)	(178,788)
	(21,310)	170,839
	195,588	175,697

Commitment, *note 5*

Approved by the Board:

signed "Ingrid Hibbard" Director

signed "W. James Skelton" Director

PL Internet Inc.

Statement of Deficit

For the year ended December 31	2003 $	2002 $
Deficit, beginning of year	(178,788)	(124,042)
Net loss	(192,149)	(54,746)
Deficit, end of year	(370,937)	(178,788)

PL Internet Inc.

Statement of Income

For the year ended December 31	2003 $	2002 $
Revenue:		
Interest	2,894	1,859
Expenses:		
Administrative services	24,000	36,000
Office and general	5,201	6,421
Professional fees	7,946	5,992
Transfer agent fees	7,475	8,192
Work fees	210,000	-
	254,622	56,605
Loss before other item	(251,728)	(54,746)
Other Item:		
Gain on disposal of marketable securities	59,579	-
Net loss	(192,149)	(54,746)
Net loss per common share:		
Basic	(0.03)	(0.01)
Fully-Diluted	(0.03)	(0.01)

PL Internet Inc.

Statement Cash Flows

For the year ended December 31	2003 $	2002 $
Cash was provided by (used for):		
Operating activities:		
Net loss	(192,149)	(54,746)
Cash was used to finance changes in the following working capital items:		
Marketable securities	45,000	(45,000)
Accounts receivable	(432)	32
Prepaid expenses	(17,914)	-
Accounts payable	212,040	(1,342)
	238,694	(46,310)
Change in cash	46,545	(101,056)
Cash, beginning of year	130,043	231,099
Cash, end of year	176,588	130,043

1. Accounting policies

(a) Future income taxes

The Company has adopted the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and tax basis of the assets and liabilities), and are measured using the substantively enacted tax rates and laws expected to be in effect when these differences reverse. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is more likely than not that the asset will not be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.

(b) Net loss per common share

The net loss per common share is calculated using the weighted average number of shares outstanding during the year.

(c) Use of estimates

The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

(d) Stock-based compensation

The Company has a stock option plan which is described in note 2. No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

The CICA has issued Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ("Sections 3870"), which is effective for stock-based awards or payments granted on or after January 1, 2002. Section 3870 provides guidance for the recognition, measurement and disclosure of stock-based awards or payments and prescribes a fair value based method for accounting for certain stock-based transactions. Since no stock-based awards have been granted in the period ended December 31, 2003, Section 3870 has had no impact on the financial statements or related disclosures for the year ended December 31, 2003.

2. Share capital

	2003 Number of Shares	$	2002 Number of Shares	$
Authorized:				
Unlimited common shares				
Common Shares Issued:				
Balance, beginning and end of year	7,249,410	349,627	7,249,410	349,627

The Company has a stock option plan for directors, officers and consultants of the Company enabling them to purchase its common shares.

As of December 31, 2003 and December 31, 2002, the Company had 600,000 options outstanding as follows:

Date Granted	Number	Exercise Price $	Expiry Date
June 25, 2001	600,000	0.07	June 25, 2006

3. Related party information

Although transactions were not necessarily conducted with all of the following, for reporting purposes herein, related parties are defined as:

(a) the Company directors;
(b) company significantly influenced by a Company shareholder;
(c) company owned by the Company president; and
(d) company owned by a Company director.

The following transactions were entered into with related parties during the year:

	2003 $	2002 $
With the Company president:		
Professional fees	-	175
With a company significantly influenced by a company shareholder:		
Work fees	210,000	-
Administrative services	12,000	12,000
With a company owned by a company director:		
Administrative services	12,000	24,000

Related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

PL Internet Inc.

4. Income taxes

The reconciliation of the combined Canadian Federal and Provincial statutory income tax rates to the effective tax rate on earnings before taxes and other items is as follows:

	2003 %	2002 %
Combined basis statutory tax rate	36.60	38.64
Provision for income taxes at statutory rate	(70,327)	(21,153)
Permanent differences including the write down of intangible assets	(7)	(9)
Non-taxable portion of gain on disposal of marketable securities	(10,903)	-
Non-capital loss carried forward	81,237	21,162
Income taxes on earnings	-	-

Future income tax asset:

	2003 $	2002 $
Non-capital losses carried forward	243,700	171,500
Less: Valuation allowance	(243,700)	(171,500)
	-	-

The Company has incurred non-capital losses which may be used to reduce future taxable income. The approximate loss amounts and fiscal year of expiry are as follows:

	$
2004	48,000
2005	80,000
2006	219,000
2008	42,000
2009	55,000
2009	222,000
	666,000

The potential income tax benefits attributable to the non-capital losses have not been recognized in the financial statements as it is more likely than not that the future income tax asset will not be realized.

5. Commitment

The Company has entered into a letter of intent with GAPCO (Guinea Aluminum Products Corporation) Ltd ("GAPCO") dated October 1, 2003 to enter into a business combination under which GAPCO will complete a reverse takeover of the Company. The letter of intent is subject to negotiation, execution and delivery of a mutually satisfactory agreement, due diligence in connection therewith and the approval of such transactions and agreements by the board of directors and shareholders of the two companies. The letter of intent provides for an exclusivity period, which ends February 15, 2004, by which date an agreement of amalgamation will be entered into, failing which the letter of intent may be terminated by either party.

EXHIBIT D

AUDITED FINANCIAL STATEMENTS OF GAPCO

GAPCO (GUINEA ALUMINUM PRODUCTS CORPORATION) LTD AND SUBSIDIARIES
(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001
(Stated in U.S. Dollars)

GAPCO (GUINEA ALUMINUM PRODUCTS CORPORATION) LTD
AND SUBSIDIARIES

(A Development Stage Company)

CONTENTS

AUDITORS' CONSENT

We consent to the use in the Management Information Circular of PLI Internet Inc. dated April 2, 2004 of our report to the Board of Directors of Guinea Aluminum Products Corporation Ltd ("GAPCO") (herein the "Company") on the consolidated balance sheets of the Company as at December 31, 2003, 2002 and 2001 and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2003 and for the cumulative period July 21, 1999 (date of inception) to December 31, 2003. Our report is dated January 14, 2004, except Note 8 which is as of February 3, 2004.

(Signed) Rothstein, Kass & Company, P.C.

Roseland, New Jersey
April 2, 2004

AUDITORS' REPORT

Board of Directors
GAPCO (Guinea Aluminum Products Corporation) Ltd

We have audited the accompanying consolidated balance sheets of GAPCO (Guinea Aluminum Products Corporation) Ltd and Subsidiaries as at December 31, 2003, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for the years then ended and the cumulative period July 21, 1999 (date of inception) to December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GAPCO (Guinea Aluminum Products Corporation) Ltd as of December 31, 2003, 2002 and 2001, and the results of their operations and their cash flows for the years then ended and the cumulative period July 21, 1999 (date of inception) to December 31, 2003, in accordance with Canadian generally accepted accounting principles.

(Signed) Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 14, 2004, except Note 8 which is as
of February 3, 2004

GAPCO (GUINEA ALUMINUM PRODUCTS CORPORATION) LTD AND SUBSIDIARIES

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

December 31,		2003		2002		2001
ASSETS						
Current assets						
Cash	$	54,583	$	117,376	$	534,022
Due from affiliates		71,099		58,012		17,350
Total current assets	$	125,682	$	175,388	$	551,372
LIABILITIES AND STOCKHOLDERS' DEFICIT						
Current liabilities						
Accounts payable	$	1,752,548	$	1,176,181	$	508,783
Due to affiliates		196,551				61,519
Total current liabilities		1,949,099		1,176,181		570,302
Long-term liabilities						
Note payable		300,000				
Accrued interest		5,000				
Total long-term liabilities		305,000				
Commitments and contingencies						
Stockholders' deficit						
Common stock, $.01 par value, authorized 5,000,000 shares, issued and outstanding 1,179,000 shares at December 31, 2003, and 200 2 and 1,111,000 shares at December 31, 2001		11,790		11,790		11,110
Stock subscription receivable		(4,000)		(4,000)		(54,000)
Capital in excess of par value		7,895,710		7,895,710		6,196,390
Deficit accumulated during development stage		(10,031,917)		(8,904,293)		(6,172,430)
Total stockholders' deficit		(2,128,417)		(1,000,793)		(18,930)
	$	125,682	$	175,388	$	551,372

See notes to consolidated financial statements

GAPCO (GUINEA ALUMINUM PRODUCTS CORPORATION) LTD AND SUBSIDIARIES

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001	Cumulative period July 21, 1999 (date of inception) to December 31, 2003
Expenses				
Engineering	$ 106,328	$ 1,399,829	$ 2,621,878	$ 5,676,546
Professional fees	815,512	1,317,053	500,061	3,279,105
General and administrative	146,897	369,637	359,962	1,422,091
Occupancy	58,887	152,580	99,039	310,506
Total expenses	1,127,624	3,239,099	3,580,940	10,688,248
Other income				
Government grants		507,236		656,331
Net loss	$ (1,127,624)	$ (2,731,863)	$ (3,580,940)	$ (10,031,917)
Basic and diluted loss per common share (Note 7)	$ (0.96)	(2.39)	(3.67)	

See notes to consolidated financial statements

GAPCO (GUINEA ALUMINUM PRODUCTS CORPORATION) LTD
AND SUBSIDIARIES

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

Years ended December 31, 2003, 2002 and 2001, and the cumulative period July 21, 1999 (date of inception) to December 31, 2003

	Common Stock Shares	Amount	Stock Subscription Receivable	Capital in Excess of Par Value	Deficit Accumulated During Development Stage	Total Stockholders' Equity (Deficit)
Initial issuance of common stock	600,000	$ 6,000	$ (4,000)	$ -	$ -	$ 2,000
Issuance of stock options for services				250,000		250,000
Issuance of common stock	192,000	1,920		2,398,080		2,400,000
Issuance of common stock for services	4,000	40		49,960		50,000
Issuance of common stock	45,000	450		899,550		900,000
Net loss					(2,591,490)	(2,591,490)
Balances, December 31, 2000	841,000	8,410	(4,000)	3,597,590	(2,591,490)	1,010,510
Exercise of stock options	150,000	1,500				1,500
Issuance of common stock	80,000	800	(50,000)	1,599,200		1,550,000
Issuance of common stock	40,000	400		999,600		1,000,000
Net loss					(3,580,940)	(3,580,940)
Balances, December 31, 2001	1,111,000	$ 11,110	$ (54,000)	$ 6,196,390	$ (6,172,430)	$ (18,930)

See notes to consolidated financial statements

GAPCO (GUINEA ALUMINUM PRODUCTS CORPORATION) LTD
AND SUBSIDIARIES

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

Years ended December 31, 2003, 2002 and 2001, and the cumulative period July 21, 1999 (date of inception) to December 31, 2003

	Common Stock Shares	Amount	Stock Subscription Receivable	Capital in Excess of Par Value	Deficit Accumulated During Development Stage	Total Stockholders' Equity (Deficit)
Balances, December 31, 2001	1,111,000	$ 11,110	$ (54,000)	$ 6,196,390	$ (6,172,430)	$ (18,930)
Payment of stock subscription receivable			50,000			50,000
Issuance of common stock	16,000	160		399,840		400,000
Issuance of common stock	46,000	460		1,149,540		1,150,000
Issuance of common stock	6,000	60		149,940		150,000
Net loss					(2,731,863)	(2,731,863)
Balances, December 31, 2002	1,179,000	11,790	(4,000)	7,895,710	(8,904,293)	(1,000,793)
Net loss					(1,127,624)	(1,127,624)
Balances, December 31, 2003	1,179,000	$ 11,790	$ (4,000)	$ 7,895,710	$ (10,031,917)	$ (2,128,417)

See notes to consolidated financial statements

GAPCO (GUINEA ALUMINUM PRODUCTS CORPORATION) LTD AND SUBSIDIARIES

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001	Cumulative period (date of inception) to December 31, 2003
Cash flows from operating activities				
Net loss	$ (1,127,624)	$ (2,731,863)	$ (3,580,940)	$ (10,031,917)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:				
Stock options issued for service				250,000
Common stock issued for services				50,000
Increase (decrease) in cash attributable to changes in operating assets and liabilities:				
Accounts payable	576,367	667,398	508,783	1,752,548
Accrued interest	5,000			5,000
Net cash provided by (used in) operating activities	(546,257)	(2,064,465)	(3,072,157)	(7,974,369)
Cash flows from investing activities, payment to affiliates	(13,087)	(40,662)	(17,350)	(71,099)
Cash flows from financing activities				
Proceeds from issuances of common stock		1,750,000	2,551,500	7,603,500
Proceeds from (repayments to) affiliates	196,551	(61,519)	61,519	196,551
Proceeds from note payable	300,000			300,000
Net cash flows provided by (used in) financing activities	496,551	1,688,481	2,613,019	8,100,051
Net increase (decrease) in cash	(62,793)	(416,646)	(476,488)	54,583
Cash, beginning of period	117,376	534,022	1,010,510	
Cash, end of period	$ 54,583	$ 117,376	$ 534,022	$ 54,583

See notes to consolidated financial statements

(Stated in U.S. Dollars)

1. Nature of operations

GAPCO (Guinea Aluminum Products Corporation) Ltd ("GAPCO" or the "Company") is a British Virgin Islands company incorporated on July 21, 1999. GAPCO's main business is the development of the aluminum processing industry in the Republic of Guinea ("Guinea"). GAPCO's major initiative is the development of a state-of-the-art alumina refinery adjacent to a bauxite mine in Sangarédi, Guinea. This mine is one of the largest bauxite mines in the world. GAPCO intends to accomplish this initiative through its wholly-owned subsidiary, Boké Alumina Corporation, Ltd ("BAC"), also a British Virgin Islands company.

In August 2000, the Company established two wholly-owned subsidiaries both incorporated in the Republic of Guinea, Guinea Aluminum Products Corporation S.A.R.L. and Boké Alumina Corporation S.A.R.L. The corporations were formed to develop opportunities in the aluminum smelting and alumina refinery industries. The corporations share an office in Conakry, Guinea.

Currently, the Company is solely focused on the design, finance, construction, ownership and operation of an alumina refinery. The Company has deferred continued development of the aluminum smelting opportunity. For the period from July, 21 1999 (date of inception) through December 31, 2003, the cumulative expenses directly attributable to the aluminum smelter project were $1,630,000.

The Ministry of Mines, Geology and Environment ("Ministry") of the Republic of Guinea granted GAPCO the exclusive mandate to pursue its preliminary study to evaluate the feasibility of the alumina refinery project at Sangaredi. This mandate is subject to the negotiation and execution of a definitive Investment and Concession Agreement ("Agreement") by June 30, 2004. The Company is engaged in negotiations with the Ministry, and expects to conclude the Agreement by the current deadline. In the event the Agreement is not concluded by June 30, 2004, the Company expects to obtain an extension.

The Company is a development stage company and is subject to risks and challenges similar to other companies in a comparable stage of development. The risks include, but are not limited to, dependence on key individuals, successful development, and the ability to secure adequate financing to meet the minimum capital required to successfully complete the project. To date planned operations have not commenced accordingly the Company has generated no sales. The Company is directing substantially all of its efforts to various set up activities including engineering, development, and raising capital.

2. Summary of significant accounting policies

Basis of Presentation and Reporting Currency

These consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles. The U.S. dollar is the currency of measurement and reporting.

Principles of Consolidation

The consolidated financial statements include the accounts of GAPCO (Guinea Aluminum Products Corporation) Ltd, its wholly-owned subsidiaries, Boké Alumina Corporation Ltd., Guinea Aluminum Products Corporation S.A.R.L. and Boké Alumina Corporation S.A.R.L. All inter-company balances and transactions have been eliminated.

2. Summary of significant accounting policies (continued)

Income Taxes

No provision has been made for income taxes as the Company conducts business in nontaxable jurisdictions.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock Options Issued to Service Providers

Stock options issued to service providers are recorded at the fair market value of the services provided. This amount is charged to operations over the period in which services are recorded or the fair value of the equity instruments issued, whichever is more reliably measurable.

Development Costs

Development costs are expensed as incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles. Through December 31, 2003, the Company has not deferred any development costs.

Foreign Currency Translation

Transactions denominated in foreign currencies, and the amounts of the company's integrated foreign subsidiaries, are translated, using the temporal method. Under the temporal method, monetary assets and liabilities of denominated foreign currencies are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities and transactions denominated in foreign currencies are translated at the approximate rates of exchange prevailing at the time of the respective transactions. Expenses are translated at average exchange rates prevailing during the period. Exchange gains and losses arising on translation are included in the consolidated statement of operations and deficit.

Loss Per Share

Losses per share calculations are made using the weighted average number of common shares outstanding during the year. Fully diluted earnings per share calculations are made using the treasury stock method. Fully diluted losses per share for the years ended December 31, 2003, 2002 and 2001 are not presented as the effect of any exercise of outstanding stock options and warrants is anti-dilutive and/or the options' exercise price was greater than the average market price of the common shares for the reporting period.

Financial Instruments

The carrying values reported in the balance sheet for cash, due from affiliates, accounts payable, due to affiliates approximate fair values due to the short maturity of those instruments. The carrying value of the note payable approximates fair value because the interest rate on this instrument approximates market interest rates.

(Stated in U.S. Dollars)

3. Related party transactions

(a) The Company has an agreement to pay one of its shareholders a retainer of $45,000 per month for professional services regarding development activities with respect to the alumina refinery project.

(b) The Company entered into an engineering services agreement in December 2001 with one of its shareholders, and advanced $300,000 for services to be performed under the agreement. On December 22, 2003, the parties entered into an agreement under which the parties agreed to:

(i) establish the value of services actually performed at $150,000,

(ii) payment by the shareholder of a $150,000 refund,

(iii) terminate the engineering services agreement.

(c) The Company has an informal agreement with a one of its shareholders to either pay directly or reimburse the shareholder for professional services rendered by employees of, and consultants retained by, the shareholder. All professional services rendered by employees of, and consultants retained by, the shareholder have been retained at or below market rates. The Company also has an informal agreement to reimburse this shareholder for occupancy expenses. Occupancy expenses for the years ended December 31, 2003, 2002 and 2001 and the cumulative period July 21, 1999 (date of inception) to December 31, 2003 were approximately $17,000, $152,000, $94,000 and $288,000, respectively.

(d) Due to and from affiliates represent short-term unsecured non-interest bearing advances due upon demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

4. Note payable

The Company signed a promissory note agreement on October 27, 2003 with Reservoir Capital Group LLC for a $300,000 loan. The note bears interest at 10% per annum. The principal and the accrued interest is payable in full on March 31, 2005. The note is collateralized by all of the Company's tangible and intangible property. Interest expense for the year ended December 31, 2003 was $5,000. The note was repaid in February 2004 with proceeds from a private placement offering (see subsequent events note 9(c)).

The Company also agreed to execute and deliver a warrant entitling Reservoir Capital Group LLC the right to purchase up to 100,000 of the Company's common shares at an exercise price of $40 per share, expiring December 31, 2006. The warrants were determined to have a nominal value computed using the Black-Scholes Model with the following assumptions; expected volatility of zero, risk free rate of 6% and expected life of 3 years.

5. Capital stock and other equity

(a) In March 2000, the Company issued an option to the majority owner of a service provider to purchase 150,000 common shares at $.01 per share in exchange for services provided. The services provided were valued at $200,000. In May 2001, the holder exercised its option to purchase the 150,000 common shares at $.01 per share.

(Stated in U.S. Dollars)

(b) The Company raised $2,400,000 through a private placement issuance of 192,000 common shares at a price per share of $12.50 during the period July, 21 1999 (date of inception) through November 6, 2000.

(c) The Company raised $2,500,000 through a private placement issuance of 125,000 common shares at a price per share of $20.00 during the period December 11, 2000 through January 23, 2002. The Company closed on 45,000 common shares ($900,000) in the year 2000 and 80,000 common shares ($1,600,000) in the year 2001.

(d) The Company raised $2,700,000 through a private placement issuance of 108,000 common shares at a price per share of $25.00 during the period December 26, 2001 through December 11, 2002. 40,000 common shares ($1,000,000) were issued in December 2001 and 68,000 common shares ($1,700,000) were issued during 2002.

(e) In December 2001, the Company entered into an agreement with one of its shareholders entitling the shareholder to put to the Company 40,000 shares of common stock. The put option, if exercised, would require the Company to repurchase the 40,000 shares from the investor. The purchase price payable in cash under the put option would be 200% of the original investment of $1,000,000, if financial closure occurs by January 1, 2005. However, if financial closure does not occur by January 1, 2005 the purchase price payable under the put option would be 100% of the original investment, which becomes a payable under very limited circumstances.

6. Government grants

The Company obtained through its subsidiaries two grants from the United States Trade and Development Agency ("TDA"). In September 2000, the Company was granted $149,095 for a feasibility study on the proposed hydroelectric power plants to power an aluminum smelter at Souapiti and Kaleta in Guinea. In May 2002, the Company was granted $507,236 for a feasibility study on the proposed Port of Kamsar project in Guinea. The grant funds were directly paid by the TDA to the approved contractor.

7. Loss per common share

The computations for basic loss per common share are as follows:

	2003	2002	2001
Net Loss	$ (1,127,624)	$ (2,731,863)	$ (3,580,940)
Average number of Shares	1,179,000	1,145,000	975,445
Loss per common Share	$ (0.96)	$ (2.39)	$ (3.67)

Share options and warrants to purchase 104,000 common shares were outstanding in 2003 (2002 - 4,000 common shares; 2001 - 4,000 common shares). Diluted earnings per share are not presented as the exercise of the potentially dilutive options would have an anti-dilutive effect on earnings per share and/or the options' exercise price was greater than the average market price of the common shares for the reporting period.

8. Subsequent events

(a) On October 1, 2003, the Company entered into a letter of intent with PL Internet Inc. ("PL Internet"), a Canadian public shell company, regarding a proposed merger. The letter proposed that GAPCO, its subsidiaries and all of its assets and liabilities would become wholly-owned

(Stated in U.S. Dollars)

subsidiaries of PL Internet. The transaction would be considered a reverse take-over whereby GAPCO would be considered the acquiring company as the shareholders of the Company would acquire more than 50% of the issued and outstanding stock of PL Internet. PL Internet would change its name to Global Alumina Products Corporation and would be a public company and a reporting issuer in Canada with its common shares listed on either the Toronto Stock Exchange (TSX) or the TSX Venture Exchange. The Company anticipates that this merger will be completed in 2004, although there are no assurances that the transaction will be successfully completed.

(b) On January 27, 2004, the Company effected a 40 to 1 stock split in anticipation of closing on the $50,000,000 private placement offering described in note 8(c) below.

(c) On February 3, 2004, the Company closed on a private placement offering, which raised gross proceeds of $50,000,000 before commissions, fees and related transaction costs of $5,000,000 through the issuance of 50,000,000 units priced at $1.00 per unit. Each unit consists of one common share of the Company and one-half warrant. Each whole warrant may be exercised to acquire one common share of the Company at an exercise price of $1.50 per common share for a time period of 24 months after the closing date. The proceeds of the offering will be used to complete the detailed design phase of the alumina refinery project, including engineering, preliminary construction and other work and working capital in preparation for the offering and sale of additional equity, construction loan closing and commencement of construction of the approximately $2,000,000,000 project. Of the approximately $2,000,000,000 necessary to finance the project, the Company plans to raise approximately $1,400,000,000 by the issuance of non-recourse debt and approximately $600,000,000 by the sale of additional common shares. The proposed debt and equity issues are the Company's current estimates, and are subject to change.

(d) The following represents the anticipated ownership of PL Internet immediately after giving effect to the 40 to 1 stock split, the private placement, and the anticipated PL Internet merger:

	Shares	Percentage
Existing GAPCO shareholders	47,160,000	46.2%
Private placement shares	50,000,000	48.9%
Existing PL Internet shareholders	5,000,000	4.9%
	102,160,000	100.0%

The above table represents the basic shares outstanding and does not give effect to outstanding warrants or options except those disclosed.

(e) There is no assurance that the Company will be able to raise adequate financing to meet the minimum capital required to successfully complete the project.

EXHIBIT E

COMPILATION REPORT

ON PRO FORMA COMBINED BALANCE SHEET

AUDITORS' CONSENT

We consent to the use in the Management Information Circular of PLI Internet Inc. dated April 2, 2004 of our compilation report to the Directors of PL Internet Inc. (the "Company") on the unaudited pro forma combined balance sheet as at December 31, 2003. The unaudited pro forma balance sheet includes the balance sheets of Guinea Aluminum Products Corporation ("GAPCO") and the Company as of December 31, 2003 after giving effect to the proposed acquisition of GAPCO. Our report is dated March 31, 2004.

(Signed) Rothstein, Kass & Company, P.C.

Roseland, New Jersey
April 2, 2004

AUDITORS' REPORT

To the Directors of
PL Internet Inc.

We have read the accompanying unaudited pro forma combined balance sheet of PL Internet Inc. (the Company) as at December 31, 2003 and have performed the following procedures.

1. Compared the figures in the column captioned PL Internet Inc. to the audited balance sheet of the Company as at December 31, 2003 and found it to be in agreement.

2. Compared the figures in the column captioned GAPCO Ltd to the audited consolidated balance sheet of GAPCO Ltd as at December 31, 2003 and found it to be in agreement.

3. Made enquiries of certain officials of the Company and GAPCO who have responsibility for their respective financial and accounting matters, and certain Canadian accounting advisors retained by GAPCO about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the pro forma combined unaudited balance sheet complies as to form in all material respects with the regulatory requirements of the Ontario Securities Commission.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the pro forma combined balance sheet complies as to form in all material respects with the regulatory requirements of the Ontario Securities Commission.

4. Read the notes to the pro forma combined balance sheet, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned PL Internet Inc. and GAPCO Ltd as at December 31, 2003 and found the amounts in the column captioned "Pro forma combined" to be arithmetically correct.

A pro forma combined balance sheet is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurances. The foregoing procedures would not necessarily reveal matters of significance to the pro forma combined balance sheet, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such pro forma combined balance sheet.

(Signed) Rothstein, Kass & Company, P.C.

Roseland, New Jersey
March 31, 2004

PL Internet Inc.
Pro Forma Combined Balance Sheet
As at December 31, 2003
(Unaudited – See Compilation Report)

(in United States dollars)

	PL Internet Inc. Historical	GAPCO Ltd Historical	Pro Forma Adjustments	Reference to Note 2	Pro Forma Combined PL Internet Inc.
	$	$	$		$
Assets					
Current assets					
Cash	137,738	54,583	32,760	(a)	44,871,581
			45,000,000	(d)	
			(185,000)	(f)	
			(57,500)	(g)	
			(115,000)	(h)	
			4,000	(j)	
Accounts receivable	847	-			847
Due from affiliates	-	71,099			71,099
Prepaid expenses	13,973	-	-		13,973
	152,558	125,682	44,679,260		44,957,500
Liabilities					
Current Liabilities					
Accounts payable and accrued liabilities	169,180	1,752,548			1,921,728
Due to affiliates	-	196,551			196,551
	169,180	1,949,099			2,118,279
Note payable	-	300,000			300,000
Accrued interest	-	5,000			5,000
	169,180	2,254,099			2,423,279
Shareholders' Equity					
Share capital	272,709	7,903,500	32,760	(a)	52,907,500
			(305,469)	(c)	
			45,000,000	(d)	
			4,000	(j)	
Deficit			305,469	(c)	
			(185,000)	(f)	
			(57,500)	(g)	
	(289,331)	(10,031,917)	(115,000)	(h)	(10,373,279)
	(16,622)	(2,128,417)	44,679,260		42,534,221
	152,558	125,682	44,679,260		44,957,500

(in United States dollars)

1. Acquisition and Basis of Presentation

(a) The accompanying unaudited pro forma combined financial statements have been compiled for purposes of inclusion in an Information Circular being filed by the Board of Directors of PL Internet Inc. ("PL Internet"). The pro forma combined financial statements sets forth certain historical financial information of GAPCO and PL Internet after giving effect to the proposed acquisition of GAPCO (Guinea Aluminum Products Corporation) Ltd ("GAPCO") by PL Internet, which, on completion, will result in GAPCO becoming a wholly-owned subsidiary of PL Internet. Under the terms of the Agreement of Arrangement dated March 12, 2004 it provides that GAPCO shareholders will exchange each of their GAPCO shares, the latter totaling 97,160,000 issued and outstanding common shares, after giving effect to a proposed 40 for 1 stock split for 97,160,000 common shares of PL Internet. PL Internet has 5,000,000 issued and outstanding common shares, after giving effect to a consolidation of shares from 7,849,410 with authorized capital of an unlimited number of common shares without par value.

(b) The unaudited pro forma combined balance sheet has been prepared from the balance sheet of PL Internet as at December 31, 2003 (translated from Canadian $ to U.S. $ using exchange rates in effect at December 31, 2003) and the consolidated balance sheet of GAPCO as at December 31, 2003, which gives pro forma effect to the acquisition of GAPCO and the assumptions as described in Notes 2 to 3, inclusive below, as if these transactions occurred on December 31, 2003.

(c) The proposed acquisition is subject to approval of the shareholders of PL Internet and the approval of regulatory authorities. The proposed transaction will constitute a Reverse Takeover under applicable accounting principles. Following approval PL Internet would change its name to Global Alumina Products Corporation.

(d) The unaudited pro forma combined financial statements are not necessarily indicative of the financial position and results of operations that would have occurred if the proposed transaction had been completed on the dates indicated or of the financial position or operating results which may be obtained in the future.

(e) The unaudited pro forma combined financial statements should be read in conjunction with the audited financial statements of PL Internet for the year ended December 31, 2003 and the audited consolidated financial statements of GAPCO for the year ended December 31, 2003. The pro forma adjustments contained in these unaudited pro forma combined financial statements are based on estimates and assumptions by management based on available information.

2. Pro Forma Assumptions

The unaudited pro forma combined balance sheet gives effect to the following transactions as though they occurred on December 31, 2003:

(a) To reflect 600,000 stock options of PL Internet which will be exercised for cash consideration of $32,760 (C$ 42,000) prior to the transactions.

(b) To reflect that prior to the transaction, the number of issued and outstanding shares of PL Internet will be consolidated from 7,849,410 to 5,000,000.

(c) As described above in note 1, this transaction will be accounted for as an acquisition of PL Internet's net assets by GAPCO. Accordingly, the transaction will be recorded by transferring PL Internet's share capital of $305,469 to deficit of the Combined PL Internet.

(in United States dollars)

(d) GAPCO completed a private placement on February 3, 2004 and issued 50,000,000 units for a cash consideration of $50,000,000, before issuance expenses of $5,000,000.

(e) To reflect the issuance of 97,160,000 common shares by PL Internet in exchange for 97,160,000 common shares of GAPCO pursuant to the Agreement of Arrangement.

(f) To adjust cash to reflect payment of estimated fees and costs of the Information Circular including legal, accounting, regulatory fees, transfer agent fees and printing costs for a total of $185,000.

(g) To adjust cash to reflect payment of estimated fees to a financial adviser in the amount of $57,500.

(h) To adjust cash to reflect payment of TSX listing fees estimated to be $115,000.

(i) Of the total transaction costs of $357,500 described in (f) to (h)$170,498 are recorded as a charge to the deficit of Combined PL Internet Inc., to the extent of cash in PL Internet Inc. The balance of the transaction costs of $187,002 will be charged to income of Combined PL Internet Inc.

(j) To adjust cash and share capital for payment of stock subscription receivable of $4,000.

3. Share Capital

After giving effect to the pro forma assumptions in note 2, above, the issued and fully paid share capital of PL Internet is as follows:

	Common Shares	Amount $
Balance, December 31, 2003		
Issued and outstanding common shares	7,249,410	272,709
Issued subsequent to December 31, 2003		
(a) 600,000 stock options of PL Internet will be exercised for cash consideration of $32,760	600,000	32,760
	7,849,410	305,469
(b) Stock consolidation	(2,849,410)	-
	5,000,000	-
(c) PLI share capital transfer to deficit		(305,469)
(d) GAPCO private placement	50,000,000	45,000,000
(e) Acquisition of shares of GAPCO by RTO	47,160,000	7,903,500
(j) Stock subscription receivable		4,000
Pro forma Balance, December 31, 2003	102,160,000	52,907,500

4. Subsequent event

On February 3, 2004, the Company closed on a private placement offering, which raised gross proceeds of $50,000,000 before commissions, fees and related transaction costs of $5,000,000 through the issuance of 50,000,000 units priced at $1.00 per unit. Each unit consists of one common share of the Company and one-half warrant. Each whole warrant may be exercised to acquire one common share of the Company at an exercise price of $1.50 per common share for a time period of 24 months after the closing date. The proceeds of the offering will be used to complete the detailed design phase of the alumina refinery project, including engineering, preliminary construction and other work and working capital in preparation for the offering and sale of additional equity,

(in United States dollars)

construction loan closing and commencement of construction of the approximately $2,000,000,000 project. Of the approximately $2,000,000,000 necessary to finance the project, the Company plans to raise approximately $1,400,000,000 by the issuance of debt and approximately $600,000,000 by the sale of additional common shares. The proposed debt and equity issues are the Company's current estimates, and are subject to change.

EXHIBIT F

RIGHTS OF DISSENTING SHAREHOLDERS

SECTION 185, BUSINESS CORPORATIONS ACT (ONTARIO)

185(1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c) amalgamate with another corporation under sections 175 and 176;

(d) be continued under the laws of another jurisdiction under section 181; or

(e) sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

(2) Idem

If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a) clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b) subsection 170 (5) or (6).

(3) Exception

A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

(4) Shareholder's right to be paid fair value

In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

(5) No partial dissent

A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(6) Objection

A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.

(7) Idem

The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

(8) Notice of adoption of resolution

The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

(9) Idem

A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

(10) Demand for payment of fair value

A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a) the shareholder's name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

(11) Certificates to be sent in

Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(12) Idem

A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

(13) Endorsement on certificate

A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

(14) Rights of dissenting shareholder

On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c) the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8),

in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

(15) Offer to pay

A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a) a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(16) Idem

Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

(17) Idem

Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(18) Application to court to fix fair value

Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

(19) Idem

If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

(20) Idem

A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

(21) Costs

If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

(22) Notice to shareholders

Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a) has sent to the corporation the notice referred to in subsection (10); and

(b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

(23) Parties joined

All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

(24) Idem

Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

(25) Appraisers

The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(26) Final order

The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b).

(27) Interest

The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(28) Where corporation unable to pay

Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(29) Idem

Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(30) Idem

A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

(31) Court order

Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

(32) Commission may appear

The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

EXHIBIT G

SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN THE OBCA AND THE NBBCA

Generally, the *Business Corporations Act* (Ontario) (the "**OBCA**") and the *Business Corporations Act* (New Brunswick) (the "**NBBCA**") provide substantially similar protection to shareholders of corporations incorporated under either of those statutes. The NBBCA contains derivative action, oppression, dissent and appraisal rights similar to those prescribed by the OBCA. There are, however, differences between the OBCA and the NBBCA which will result in various changes to the rights of shareholders of Global following its continuance under the NBBCA.

The following is a summary of the significant differences between the OBCA and NBBCA insofar as they may be regarded as affecting the rights of shareholders of Global. The following is a summary only and does not purport to be a comprehensive statement of the particulars of the actual statutory provisions to which reference is made.

Residency and Qualification of Directors. There is no requirement under the NBBCA that directors be residents or citizens of Canada. Accordingly, following the continuance, Global will not be required to have a majority of directors who are resident Canadians on the board of directors of Global, or any committee thereof, as currently required under the OBCA.

Cumulative Voting. Under the NBBCA, shareholders have cumulative voting rights in the election of directors. The OBCA permits, but does not require, such cumulative voting rights. Cumulative voting rights permit each shareholder entitled to vote at a meeting of shareholders to cast that number of votes equal to the number of votes attached to the shares held by him or her multiplied by the number of directors to be elected. The shareholder is entitled to cast all such votes in favour of one candidate for director or distribute them among the candidates in any manner.

Place of Meetings of Shareholders. Under the OBCA, meetings of shareholders may be held at such place in or outside Ontario as the directors determine, or, in the absence of such a determination, at the place where the registered office of the corporation is located. The by-laws of Global currently permit the directors to determine the location of shareholders meetings. Under the NBBCA, there is no mandatory requirement to hold shareholders' meetings within New Brunswick or within Canada.

Auditors and Financial Statements. Notwithstanding its continuance under the NBBCA, Global will continue to be subject to applicable securities laws and stock exchange rules in Canada which provide for comprehensive financial reporting and audit requirements including, for example, preparation and delivery of audited financial statements in accordance with Canadian generally accepted accounting principles and the appointment of an audit committee. Accordingly, the following differences between the NBBCA and the OBCA will not impact upon the financial statement and audit requirements currently imposed upon Global by such securities laws and stock exchange rules. The NBBCA does not require a corporation to appoint an auditor or that financial statements be subject to audit. Further, under the NBBCA, financial statements can be prepared in accordance with generally accepted accounting principles applicable in non-Canadian jurisdictions. Under the OBCA, a public company is required to appoint an auditor and to deliver audited financial statements to shareholders and to the Director under the OBCA. Such financial statements, under the OBCA, are required to be prepared in accordance with standards of the Canadian Institute of Chartered Accountants. Further under the OBCA, a corporation is required to appoint an audit committee. The NBBCA does not contain a similar requirement.

Capital. Under the NBBCA, share capital may be specified as having a par value or no par value. Under the OBCA, there is no provision for par value shares. However, the Articles of Continuance continue to provide for only non-par value shares.

Pre-Emptive Rights. Under the NBBCA, unless otherwise provided in the articles of a corporation, shareholders have preemptive rights in respect of the issuance of certain securities of a corporation. Under the OBCA, the granting of pre-emptive rights is permissive rather than mandatory and, at present, there is no provision in the

Articles of Global for pre-emptive rights. The Articles of Continuance specifically provide that such pre-emptive rights will not be available to shareholders of Global.

Take-Over Bid Rules. The OBCA does not prescribe take-over bid rules and requirements. Applicable securities laws, however, contain comprehensive take-over bid rules which stipulate a 20% threshold for their application to an offer to acquire shares. Generally stated, these rules provide that any person or company which offers to acquire shares which result in such person or company holding more than 20% of the outstanding shares of the corporation, must, with certain exceptions, make an identical offer to all the shareholders of the corporation. The corresponding percentage under the NBBCA is 50%. Under applicable securities laws, an offeror must send a take-over bid circular to all shareholders containing prescribed information. Neither the OBCA nor the NBBCA contain such a requirement.

Financial Assistance. Under the NBBCA, the articles of a corporation may provide that financial assistance may be given to certain persons and related corporations notwithstanding solvency tests otherwise prescribed in the NBBCA. The Articles of Continuance do so provide. The OBCA permits a corporation to give financial assistance to any person, but requires that material financial assistance given to certain persons or for certain purposes be disclosed.

Shareholder Proposals. The NBBCA provides that holders of not less than 10% of the voting shares of a corporation may submit a proposal with respect to the election of directors. Under the OBCA, the corresponding threshold is 5%.

Mandatory Solicitation of Proxies. Notwithstanding continuance under the NBBCA, Global will continue to be subject to applicable securities laws and stock exchange rules in Canada which provide for comprehensive mandatory proxy solicitation. Accordingly, the following differences between the NBBCA and OBCA will not impact upon the requirement for the mandatory solicitation of proxies by Global currently imposed upon Global by such securities laws and stock exchange rules. The NBBCA contains no provisions relating to the mandatory solicitation of proxies. The OBCA provides that, in a corporation which offers its securities to the public, management must, in respect of any meeting of shareholders, provide a form of proxy together with the giving of notice of such meeting to each shareholder who is entitled at that time to receive notice of the meeting. Under the OBCA, proxies cannot be solicited without the delivery of either a management proxy circular or a dissident's proxy circular.

Requisition of Meeting by Shareholders. The NBBCA provides that holders of not less than 10% of the voting shares of a corporation may require the directors to hold a meeting. Under the OBCA, the corresponding threshold is 5%.

Investigations of Corporations. Under the NBBCA, the holders of not less than 10% of the issued shares of any class of a corporation may apply to the Court for an order requiring that an investigation be made of a corporation or of any affiliated corporation. Under the OBCA, any security holder (which term includes any shareholder), may make such an application.

EXHIBIT H

ARTICLES OF CONTINUANCE

<table>
<tr><td>NEW BRUNSWICK
BUSINESS CORPORATIONS ACT
FORM 7
ARTICLES OF CONTINUANCE
(SECTION 126)</td><td>NOUVEAU BRUNSWICK
LOI SUR LES CORPORATIONS COMMERCIALES
FORMULE 7
STATUTS DE PROROGATION
(ARTICLE 126)</td></tr>
<tr><td>1- Name of Corporation

Global Alumina Products Corporation</td><td>Raison sociale de la corporation</td></tr>
<tr><td>2-The classes and any maximum number of shares that the corporation is authorized to issue and any maximum aggregate amount for which shares may be issued including shares without par value and/or with par value and the amount of the par value.

An unlimited number of common shares without par value.</td><td>Les catégories et le nombre maximal d'actions que la corporation peut émettre ainsi que le montant maximal global pour lequel les actions peuvent être émises y compris les actions sans valeur au pair ou avec valeur au pair ou les deux et le montant de la valeur au pair.</td></tr>
<tr><td>3- Restrictions if any on share transfers</td><td>Restrictions, s'il y en a, au transfert d'actions</td></tr>
<tr><td colspan="2">None</td></tr>
<tr><td>4. Number (or minimum and maximum number) of directors</td><td>Nombre (ou nombre minimum et maximum) d'administrateurs</td></tr>
<tr><td colspan="2">Minimum 1 maximum 15 as determined by resolution of the board of directors from time to time</td></tr>
<tr><td>5. Restrictions if any on business the corporation may carry on

None</td><td>4-Restrictions, s'il y en a, à l'activité que peut exercer la corporation</td></tr>
<tr><td colspan="2"></td></tr>
<tr><td>6. (1) If change of name effected, previous name:

(2) Details of Incorporation:

Amalgamated under the Business Corporations Act (Ontario) on 1999/12/31</td><td>(1) En cas de changement de raison sociale; indiquer la dernière en date.

(2) Détails sur la constitution en corporation.</td></tr>
<tr><td colspan="2"></td></tr>
<tr><td>7. Other Provisions, if any:

See attached Schedule A</td><td>Autres dispositions, le cas échéant</td></tr>
</table>

Date	Signature	Description of Office – Fonction

FOR DEPARTMENT USE ONLY	RESERVE A L'USAGE DU MINISTÉRE
Corporation No.-Corporation No.	Filed-Déposé

Global Alumina Products Corporation

(hereinafter referred to as the "Corporation")

THIS IS SCHEDULE "A" TO THE FOREGOING FORM 7 UNDER THE

NEW BRUNSWICK BUSINESS CORPORATIONS ACT

1. PLACE OF SHAREHOLDER MEETINGS

Notwithstanding subsections (1) and (2) of Section 84 of the Business Corporations Act, as from time to time in force, meetings of shareholders of the Corporation may be held at any place outside New Brunswick.

2. PRE-EMPTIVE RIGHTS

(a) Notwithstanding subsection (2) of Section 27 of the Business Corporations Act, as from time to time in force, but subject however to any rights arising under any unanimous shareholders agreements, the holders of equity shares of any class, in the case of the proposed issuance by the Corporation of, or the proposed granting by the Corporation of rights or options to purchase, its equity shares of any class of any shares or other securities convertible into or carrying rights or options to purchase its equity shares of any class, shall not as such, even if the issuance of the equity shares proposed to be issued or issuable upon exercise of such rights or options or upon conversion of such other securities would adversely affect the unlimited dividend rights of such holders, have the pre-emptive right as provided by Section 27 of the Business Corporations Act to purchase such shares or other securities.

(b) Notwithstanding subsection (3) of Section 27 of the Business Corporations Act, as from time to time in force, but subject however to any rights arising under any unanimous shareholders agreements, the holders of voting shares of any class, in case of the proposed issuance by the Corporation of, or the proposed granting by the Corporation of rights or options to purchase, its voting shares of any class or any shares or options to purchase its voting shares of any class, shall not as such, even if the issuance of the voting shares proposed to be issued or issuable upon exercise of such rights or options or upon conversion of such other securities would adversely affect the voting rights of such holders, have the pre-emptive right as provided by Section 27 of the Business Corporations Act to purchase such shares or other securities.

3. FINANCIAL ASSISTANCE

The Corporation may, directly or indirectly, give financial assistance by means of a loan, guarantee or otherwise:

(a) to any shareholder, director, officer or employee of the Corporation or of an affiliated corporation, or

(b) to any associate of a shareholder, director, officer or employee of the Corporation or of an affiliated corporation;

whether or not:

(c) the Corporation is, or after giving the financial assistance would be, unable to pay its liabilities as they become due; or

(d) the realizable value of the Corporation's assets, excluding the amount of any financial assistance in the form of a loan or in the form of assets pledged or encumbered to secure a guarantee, after giving the financial assistance, would be less than the aggregate of the Corporation's liabilities and stated capital of all classes.

EXHIBIT I

PROPOSED NEW GENERAL BY-LAW TO BECOME EFFECTIVE UPON CONTINUANCE

GLOBAL ALUMINA PRODUCTS CORPORATION

BY-LAW NUMBER 1

A by-law relating generally to the regulation of the affairs of the Corporation.

DEFINITIONS

1. In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

   (a) "Act" means the Business Corporations Act, Statutes of New Brunswick, 1981, c. B-9.1, as from time to time amended, and every statute that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Corporation shall be read as referring to the amended or substituted provisions therefor;

   (b) "articles" means the articles, as from time to time amended, of the Corporation;

   (c) "by-law" means any by-law of the Corporation from time to time in force and effect;

   (d) "director" means an individual occupying the position of director of the Corporation and "directors", "board of directors" and "board" includes a single director;

   (e) words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders and vice versa; words importing persons shall include bodies corporate, corporations, companies, partnerships, syndicates, trusts, any number or aggregate of individuals and any other entity whatsoever;

   (f) the headings used in any by-law are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions; and

   (g) any term contained in any by-law which is defined in the Act shall have the meaning given to such term in the Act.

REGISTERED OFFICE

2. The Corporation may from time to time by resolution of the board of directors change the location of the address of the registered office of the Corporation to another place within New Brunswick.

CORPORATE SEAL

3. The Corporation may have one or more corporate seals which shall be such as the board of directors may adopt by resolution from time to time.

DIRECTORS

4. Number and Powers. There shall be a board of directors consisting of such fixed number, or minimum and maximum number, of directors as may be set out in the articles or as may be determined as prescribed by the articles or, failing that, as specified by by-law. The directors shall manage the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are

not by the Act, the articles, the by-laws, any special resolution of the Corporation, or by statute expressly directed or required to be done in some other manner.

5. Vacancies. If the number of directors is increased, the resulting vacancies shall be filled at a meeting of shareholders duly called for that purpose. Subject to the provisions of the Act, if a vacancy should otherwise occur in the board, the remaining directors, if constituting a quorum, may appoint an individual qualified in accordance with paragraph 7 of this by-law to fill the vacancy for the remainder of the term. In the absence of a quorum the remaining directors shall forthwith call a meeting of shareholders to fill the vacancy pursuant to subsection 69(2) of the Act. Where a vacancy or vacancies exist in the board, the remaining directors may exercise all of the powers of the board so long as a quorum remains in office.

6. Duties. Every director and officer of the Corporation in exercising his powers and discharging his duties shall

(a) act honestly and in good faith; and

(b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances,

in the best interests of the Corporation.

7. Qualification. Every director shall be an individual nineteen (19) or more years of age and no one who is of unsound mind and has been so found by a court in Canada or elsewhere or who has the status of a bankrupt or who has been convicted of an offence under the Criminal Code, chapter C-34 of the Revised Statutes of Canada, 1970, as amended from time to time, or the criminal law of any jurisdiction outside of Canada, in connection with the promotion, formation or management of a corporation or involving fraud (unless three (3) years have elapsed since the expiration of the period fixed for suspension of the passing of sentence without sentencing or since a fine was imposed, or unless the term of imprisonment and probation imposed, if any, was concluded, whichever is the latest, but the disability imposed hereby ceases upon a pardon being granted) shall be a director.

8. Term of Office. A director's term of office shall be from the meeting at which he is elected or appointed until the annual meeting next following or until his successor is elected or appointed, or until, if earlier, he dies or resigns, or is removed or disqualified pursuant to the provisions of the Act.

9. Vacation of Office. The office of a director shall be, and shall be deemed to be, vacated if

(a) he dies;

(b) by notice in writing to the Corporation he resigns his office and such resignation, if not effective immediately, becomes effective in accordance with its terms;

(c) he is removed from office in accordance with section 67 of the Act; or

(d) he ceases to be qualified, in accordance with paragraph 7 of this by-law, to be a director.

10. Election and Removal.

(1) Directors shall be elected by the shareholders by ordinary resolution in general meeting on a show of hands unless a poll is demanded and if a poll is demanded such election shall be by ballot. All the directors then in office shall cease to hold office at the close of the meeting of shareholders at which directors are to be elected. A director, if qualified, in accordance with paragraph 7 of this by-law, is eligible for re-election.

(2) Subject to sections 65 and 67 of the Act, the shareholders of the Corporation may by ordinary resolution at a special meeting remove any director before the expiration of his term of office and may, by a majority of the votes cast at the meeting, elect any person in his stead for the remainder of his term.

(3) Each shareholder entitled to vote at an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by him multiplied by the number of directors to be elected, and he may cast all such votes in favour of one candidate or distribute them among the candidates in any manner.

(4) A separate vote of shareholders shall be taken with respect to each candidate nominated for director unless a resolution is passed unanimously permitting two (2) or more persons to be elected by a single resolution.

(5) If a shareholder has voted for more than one candidate without specifying the distribution of his votes among the candidates, he shall be deemed to have distributed his votes equally among the candidates for whom he voted.

(6) If the number of candidates nominated for director exceeds the number of positions to be filled, the candidates who receive the least number of votes shall be eliminated until the number of candidates remaining equals the number of positions to be filled.

(7) A retiring director shall retain office until the adjournment or termination of the meeting at which his successor is elected unless such meeting was called for the purpose of removing him from office as a director in which case the director so removed shall vacate office forthwith upon the passing of the resolution for his removal.

11. Validity of Acts. An act by a director or officer is valid notwithstanding an irregularity in his election or appointment or a defect in his qualification.

MEETINGS OF DIRECTORS

12. Place of Meeting. Subject to the articles, meetings of directors may be held at any place within or outside New Brunswick as the directors may from time to time determine or as the person convening the meeting may give notice. A meeting of the directors may be convened by the chairman of the board (if any), the president or any director at any time. The secretary shall upon direction of any of the foregoing officers or any director convene a meeting of the directors.

13. Notice.

(1) Notice of the time and place for the holding of any such meeting shall be delivered, mailed, telegraphed, cabled, telexed or transmitted by facsimile or by any other means of electronic communication to each director at his latest address as shown on the records of the Corporation not less than two (2) days (exclusive of the day on which the notice is delivered, mailed, telegraphed, cabled, telexed or transmitted by facsimile or by any other means of electronic communication but inclusive of the day for which notice is given) before the date of the meeting, provided that meetings of the directors may be held at any time without notice if all the directors have waived notice.

(2) For the first meeting of the board of directors to be held immediately following the election of directors at an annual or special meeting of the shareholders, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

(3) A notice of a meeting of directors shall specify any matter referred to in subsection 73(2) of the Act that is to be dealt with at the meeting but, unless a by-law otherwise provides, need not otherwise specify the purpose of or the business to be transacted at the meeting.

14. Waiver of Notice. Notice of any meeting of the directors or any irregularity in any meeting or in the notice thereof may be waived by any director in writing or by telegram, cable, telex or facsimile transmission or by any other means of electronic communication addressed to the Corporation or in any other manner, and such waiver may be validly given either before or after the meeting to which such waiver relates. The attendance of a director at a

meeting of directors is a waiver of notice of the meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

15. Telephone Participation. A director may participate in a meeting of directors or of a committee of directors by means of such telephone or other communication facilities that permit all persons participating in the meeting to hear each other, and a director participating in such a meeting by such means shall be deemed to be present at that meeting.

16. Adjournment. Any meeting of the directors may be adjourned from time to time by the chairman of the meeting, with the consent of the directors at the meeting, to a fixed time and place and no notice of the time and place for the continuance of the adjourned meeting need be given to any director if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

17. Quorum and Voting. Subject to the articles, a majority of directors shall constitute a quorum for the transaction of business at any meeting of directors. No business shall be transacted by the directors except at a meeting of directors at which a quorum of the board is present. Questions arising at any meeting of the directors shall be decided by a majority of votes cast. In case of an equality of votes, the chairman of the meeting shall not have a second or casting vote. Where the Corporation has only one director, that director may constitute a meeting.

18. Resolution in Lieu of Meeting. A resolution in writing, signed by all the directors or signed counterparts of such resolution by all the directors entitled to vote on that resolution at a meeting of directors or a committee of directors, is as valid as if it had been passed at a meeting of directors or committee of directors duly called, constituted and held. A copy of every such resolution or counterpart thereof shall be kept with the minutes of the proceedings of the directors or such committee of directors.

REMUNERATION OF DIRECTORS

19. Subject to the articles, the remuneration to be paid to the directors shall be such as the board of directors shall from time to time determine and such remuneration shall be in addition to the salary paid to any officer of the Corporation who is also a member of the board of directors. The directors may also by resolution award special remuneration to any director undertaking any special services on the Corporation's behalf other than the routine work ordinarily required of a director by the Corporation. The confirmation of any such resolution or resolutions by the shareholders shall not be required. The directors shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

FOR THE PROTECTION OF DIRECTORS AND OFFICERS

20. No director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee of the Corporation or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by order of the board of directors for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or which any moneys, securities or effects of the Corporation shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen to the Corporation in the execution of the duties of his respective office of trust or in relation thereto, unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly, in good faith with a view to the best interests of the Corporation, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or regulations made thereunder or relieve him from liability for a breach thereof. The directors for the time being of the Corporation

shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board of directors. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation, the fact of his being a shareholder, director or officer of the Corporation shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

INDEMNITIES TO DIRECTORS AND OTHERS

21. Subject to section 81 of the Act, except in respect of an action by or on behalf of the Corporation or Another Body Corporate (as hereinafter defined) to procure a judgment in its favour, the Corporation shall indemnify each director and officer of the Corporation and each former director and officer of the Corporation and each person who acts or acted at the Corporation's request as a director or officer of Another Body Corporate, and his heirs and legal representatives, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or Another Body Corporate, as the case may be, if

(a) he acted honestly and in good faith with a view to the best interests of the Corporation; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

"Another Body Corporate" as used herein means a body corporate of which the Corporation is or was a shareholder or creditor.

OFFICERS

22. Appointment of Officers. Subject to the articles, the directors may appoint a chairman of the board, a chief executive officer, a president and a secretary and, if deemed advisable, may also appoint one or more vice-presidents, a treasurer and one or more assistant secretaries and/or one or more assistant treasurers. None of such officers, except the chairman of the board, need be a director of the Corporation. Any two or more of such offices may be held by the same person. In case and whenever the same person holds the offices of secretary and treasurer he may, but need not, be known as the secretary-treasurer. The directors may from time to time designate such other offices and appoint such other officers, employees and agents as it shall deem necessary who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors.

23. Remuneration and Removal of Officers. Subject to the articles, the remuneration of all officers, employees and agents appointed by the directors may be determined from time to time by resolution of the directors. The fact that any officer, employee or agent is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be so determined. The directors may by resolution remove any officer, employee or agent at any time, with or without cause.

24. Duties of Officers may be Delegated. In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

25. Chairman of the Board. The chairman of the board (if any) shall, if present, preside at all meetings of the directors. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the directors.

26. Chief Executive Officer. The chief executive officer (if any) of the Corporation shall exercise general supervision over the business and affairs of the Corporation and such other duties as the board may specify from

time to time. During the absence or disability of the president, or if no president has been appointed, the chief executive officer shall also have the powers and duties of that office.

27. President. The president shall be the chief operating officer and shall, subject to the authority of the chief executive officer, exercise general supervision over the operations of the Corporation. During the absence or disability of the chief executive officer, or if no chief executive officer has been appointed, the president shall also have the powers and duties of that office.

28. Vice-President. The vice-president (if any) or, if more than one, the vice-presidents in order of seniority, shall be vested with all the powers and shall perform all the duties of the president in the absence or inability or refusal to act of the president.

The vice-president or, if more than one, the vice-presidents in order of seniority, shall sign such contracts, documents or instruments in writing as require his or their signatures and shall also have such other powers and duties as may from time to time be assigned to him or them by resolution of the directors.

29. Secretary. The secretary shall give or cause to be given notices for all meetings of the directors or committees thereof (if any) and of shareholders when directed to do so, and shall have charge, subject to the provisions of paragraphs 30 and 52 hereof, of the records referred to in section 18 of the Act and of the corporate seal or seals (if any). He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.

30. Treasurer. Subject to the provisions of any resolution of the directors, the treasurer (if any) shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as the directors may by resolution direct. He shall prepare, maintain and keep or cause to be kept adequate books of accounts and accounting records. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office. He may be required to give such bond for the faithful performance of his duties as the directors in their uncontrolled discretion may require, but no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

31. Assistant Secretary and Assistant Treasurer. The assistant secretary or, if more than one, the assistant secretaries in order of seniority, and the assistant treasurer or, if more than one, the assistant treasurers in order of seniority (if any), shall respectively perform all the duties of the secretary and treasurer, respectively, in the absence or inability to act of the secretary or treasurer as the case may be. The assistant secretary or assistant secretaries, if more than one, and the assistant treasurer or assistant treasurers, if more than one, shall sign such contracts, documents or instruments in writing as require his or their signatures respectively and shall have such other powers and duties as may from time to time be assigned to them by resolution of the directors.

32. Managing Director. The directors may from time to time appoint from their number a managing director and may delegate to him any of the powers of the directors except as provided in subsection 73(2) of the Act. The managing director shall conform to all lawful orders given to him by the directors and shall at all reasonable times give to the directors or any of them all information they may require regarding the affairs of the Corporation. Any agent or employee appointed by the managing director shall be subject to discharge by the directors.

33. Vacancies. If the office of chairman of the board, president, vice-president, secretary, assistant secretary, treasurer, assistant treasurer, or any other office created by the directors pursuant to paragraph 22 hereof, shall be or become vacant by reason of death, resignation, removal or in any other manner whatsoever, the directors may, subject to paragraph 22 hereof, appoint another person to fill such vacancy.

COMMITTEES OF DIRECTORS

34. The directors may from time to time appoint from their number one or more committees of directors consisting of one or more individuals and delegate to such committee or committees any of the powers of the directors except as provided in subsection 73(2) of the Act. Unless otherwise ordered by the directors, a committee of directors shall have power to fix its quorum, elect its chairman and regulate its proceedings. All such committees shall report to the directors as required by them.

SHAREHOLDERS' MEETINGS

35. Annual Meetings. Subject to compliance with section 85 of the Act, the annual meeting of the shareholders shall be convened on such day in each year and at such time as the directors may by resolution determine.

36. Special Meetings.

(1) Special meetings of the shareholders may be convened by order of the chairman of the board, the president or a vice-president or by the directors, to be held at such time and place as may be specified in such order.

(2) Shareholders holding between them not less than ten percent (10%) of the issued shares of the Corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders. Such requisition shall state the business to be transacted at the meeting and shall be sent to each director and the registered office of the Corporation.

(3) Except as otherwise provided in subsection 96(3) of the Act, it shall be the duty of the directors on receipt of such requisition, to cause such meeting to be called by the secretary of the Corporation.

(4) If the directors do not, within twenty-one (21) days after receiving such requisition, call such meeting, any shareholder who signed the requisition may call the meeting.

37. Place of Meetings. Meetings of shareholders of the Corporation shall be held at the registered office of the Corporation or at such other place within New Brunswick as the directors by resolution may determine or at such places outside New Brunswick as may be specified in the articles. Notwithstanding the foregoing, a meeting of shareholders of the Corporation may be held outside New Brunswick if all the shareholders entitled to vote at that meeting so agree, and a shareholder who attends a meeting of shareholders held outside New Brunswick is deemed to have so agreed except when he attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held.

38. Notice.

(1) Subject to the articles, a printed, written or typewritten notice stating the day, hour, place of meeting, the general nature of the business to be transacted and, if special business is to be transacted thereat, stating

(a) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon; and

(b) the text of any special resolution to be submitted to the meeting,

shall be sent to each person who is entitled to notice of such meeting and who on the record date for notice appears on the records of the Corporation or its transfer agent as a shareholder and to each director of the Corporation and the auditor of the Corporation, if any, personally, or by sending such notice by prepaid mail or in such other manner as provided by by-law for the giving of notice, not less than twenty-one (21) days nor more than fifty (50) days before the meeting. If such notice is sent by mail it shall be addressed to the latest address of each such person as shown in the records of the Corporation or its transfer agent, or if no address is shown therein, then to the last address of each such person known to the secretary.

(2) The auditor of the Corporation, if any, is entitled to attend any meeting of shareholders of the Corporation and to receive all notices and other communications relating to any such meeting that a shareholder is entitled to receive.

39. Waiver of Notice. A meeting of shareholders may be held for any purpose at any time and, subject to section 84 of the Act, at any place without notice if all the shareholders entitled to notice of such meeting are present in person or represented by proxy at the meeting (except where the shareholder attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the shareholders entitled to notice of such meeting and not present in person nor represented by proxy thereat waive notice of the meeting. Notice of any meeting of shareholders or any irregularity in any such meeting or in the notice thereof may be waived by any shareholder, the duly appointed proxy of any shareholder, any directors or the auditor of the Corporation in writing, by telegram, cable, telex or facsimile or by any other means of electronic communication addressed to the Corporation or by any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates.

40. Omission of Notice. The accidental omission to give notice of any meeting to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any meeting of shareholders.

41. Record Date.

(1) The directors may by resolution fix in advance a date as the record date for the determination of shareholders

(a) entitled to receive payment of a dividend;

(b) entitled to participate in a liquidation distribution; or

(c) for any other purpose except the right to receive notice of or to vote at a meeting of shareholders,

but such record date shall not precede by more than fifty (50) days the particular action to be taken.

(2) The directors may by resolution also fix in advance the date as the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders, but such record date shall not precede by more than fifty (50) days or by less than twenty-one (21) days the date on which the meeting is to be held.

(3) If no record date is fixed,

(a) the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be

(i) at the close of business on the day immediately preceding the day on which the notice is given; or

(ii) if no notice is given, the day on which the meeting is held; and

(b) the record date for the determination of shareholders for any purpose, other than that specified in subparagraph (a) above or to vote, shall be at the close of business on the day on which the directors pass the resolution relating thereto.

42. Voting.

(1) Votes at meetings of the shareholders may be given either personally or by proxy. At every meeting at which he is entitled to vote, every shareholder present in person and every proxyholder shall have one (1)

vote on a show of hands. Upon a poll at which he is entitled to vote, every shareholder present in person or by proxy shall (subject to the provisions, if any, of the articles) have one (1) vote for every share registered in his name.

(2) Voting at a meeting of shareholders shall be by show of hands except where a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting. A shareholder or proxyholder may demand a ballot either before or after any vote by show of hands. In case of an equality of votes the chairman of the meeting shall not have a second or casting vote in addition to the vote or votes to which he may be entitled as a shareholder or proxyholder.

(3) At any meeting, unless a ballot is demanded, a declaration by the chairman of the meeting that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the motion.

(4) In the absence of the chairman of the board, the president and every vice-president, the shareholders present entitled to vote shall choose another director as chairman of the meeting and if no director is present or if all the directors present decline to take the chair then the shareholders or proxyholders present shall choose one of their number to be chairman.

(5) If at any meeting a ballot is demanded on the election of a chairman or on the question of adjournment or termination it shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors it shall be taken in such manner and either at once or later at the meeting or at an adjourned meeting as the chairman of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be withdrawn.

(6) Where a person holds shares as a personal representative, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of the shares so held by him.

(7) Where a person mortgages or hypothecates his shares, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of such shares unless, in the instrument creating the mortgage or hypothec, he has expressly empowered the person holding the mortgage or hypothec to vote in respect of such shares, in which case, and subject to the articles, such holder or his proxy is the person entitled to vote in respect of the shares.

(8) Where two or more persons hold the same share or shares jointly, any one of such persons present at a meeting of shareholders has the right, in the absence of the other or others, to vote in respect of such share or shares, but if more than one of such persons are present or represented by proxy and vote, they shall vote together as one on the share or shares jointly held by them.

43. Proxies.

(1) A shareholder, including a shareholder that is a body corporate, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, none of whom are required to be a shareholder of the Corporation, which proxyholders shall have all the rights of the shareholder to attend and act at the meeting in the place and stead of the shareholder except to the extent limited by the proxy.

(2) An instrument appointing a proxy shall be in writing and shall be executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a body corporate, either under its seal or by an officer or attorney thereof, duly authorized. A proxy is valid only at the meeting in respect of which it is given or any adjournment thereof.

(3) Unless the Act requires another form, an instrument appointing a proxyholder shall be in such form as approved by the directors from time to time.

44. Time for Deposit of Proxies. The board may by resolution specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting or an adjournment thereof by not more than 48 hours excluding Saturdays, Sundays and holidays before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, only if it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

45. Depositing of Proxies. The directors may from time make regulations regarding the depositing of proxies at some place or places other than the place at which a meeting or adjourned meeting of shareholders is to be held and for particulars of such proxies to be sent by means of wire or wireless or any other form of transmitted or recorded communication or in writing before the meeting or adjourned meeting to the Corporation or any agent of the Corporation for the purpose of receiving such particulars and providing that proxies so deposited may be voted upon as though the proxies themselves were deposited with the Corporation at the meeting or adjourned meeting and votes given in accordance with such regulations shall be valid and shall be counted. The chairman of any meeting of shareholders may, subject to any regulations made as aforesaid, in his discretion accept wire or wireless or any other form of transmitted or recorded or written communication as to the authority of any person claiming to vote on behalf of and to represent a shareholder notwithstanding that no proxy conferring such authority has been deposited with the Corporation, and any votes given in accordance with such communication accepted by the chairman of the meeting shall be valid and shall be counted.

46. Adjournment.

(1) The chairman of the meeting may with the consent of the meeting adjourn any meeting of shareholders from time to time to a fixed time and place. If a meeting of shareholders is adjourned for less than sixty (60) days, it is not necessary to give notice of the adjourned meeting other than by announcement at the earlier meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of sixty (60) days or more, notice of the adjourned meeting shall be given as for an original meeting.

(2) Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present at the opening thereat. The persons who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the opening of the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

47. Quorum.

(1) Except as hereinafter provided, a quorum for any meeting of shareholders shall be one (1) or more shareholders or proxyholders holding or representing not less than 5% of the shares entitled to be voted at such meeting.

(2) If a quorum is present at the opening of a meeting of shareholders, the shareholders present in person or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting.

(3) If a quorum is not present at the opening of a meeting of shareholders, the shareholders present in person or represented by proxy may adjourn the meeting to a fixed time and place but not transact any other business.

(4) Where the Corporation has only one shareholder or only one holder of any class or series of shares, or if only one person is present at a meeting holding or representing sufficient shares to constitute a quorum, the shareholder present in person or by proxy constitutes a meeting.

48. Resolution in Lieu of meeting. A resolution in writing signed by all the shareholders or signed counterparts of such resolution by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders duly called, constituted and held. A copy of every such resolution or counterpart thereof shall be kept with the minutes of the meetings of shareholders.

49. Telephone Participation. A shareholder may participate in a meeting of shareholders or of a committee of shareholders by means of such telephone or other communication facilities that permit all persons participating in the meeting to hear each other, and a shareholder participating in such a meeting by such means shall be deemed to be present at that meeting.

SHARES AND TRANSFERS

50. Issuance. Subject to the articles and to section 27 of the Act, shares in the Corporation may be issued at such times and to such persons or classes of persons and, subject to sections 23 and 24 of the Act, for such consideration as the directors may determine.

51. Certificates. Share certificates (and the form of stock transfer power on the reverse side thereof) shall (subject to compliance with section 47 of the Act) be in such form and be signed by such director(s) or officer(s) as the directors may from time to time by resolution determine. Such certificates shall be signed manually by at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent or branch transfer agent of the Corporation, and any additional signatures required on a share certificate may be printed or otherwise mechanically reproduced thereon. If a share certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the share certificate notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the share certificate is as valid as if he were a director or an officer at the date of its issue.

52. Registrar and Transfer Agent. The directors may from time to time by resolution appoint or remove one or more registrars and/or branch registrars (which may but need not be the same person) to keep the share register and/or one or more transfer agents and/or branch transfer agents (which may but need not be the same person) to keep the register of transfers, and (subject to section 48 of the Act) may provide for the registration of issues and the registration of transfers of the shares of the Corporation in one or more places and such registrars and/or branch registrars and/or transfer agents and/or branch transfer agents shall keep all necessary books and registers of the Corporation for the registration of the issuance and the registration of transfers of the shares of the Corporation for which they are so appointed. All certificates issued after any such appointment representing shares issued by the Corporation shall be countersigned by or on behalf of one of the said registrars and/or branch registrars and/or transfer agents and/or branch transfer agents, as the case may be.

53. Surrender of Share Certificates. No transfer of a share issued by the Corporation shall be recorded or registered unless or until the certificate representing the share to be transferred has been surrendered and cancelled or, if no certificate has been issued by the Corporation in respect of such share, unless or until a duly executed share transfer power in respect thereof has been presented for registration.

54. Defaced, Destroyed, Stolen or Lost Certificates. If the defacement, destruction or apparent destruction, theft, or other wrongful taking or loss of a share certificate is reported by the owner thereof to the Corporation or to a registrar, branch registrar, transfer agent or branch transfer agent of the Corporation (hereinafter, in this paragraph, called the "Corporation's transfer agent") and such owner gives to the Corporation or the Corporation's transfer agent a written statement verified by oath or statutory declaration as to the defacement, destruction or apparent destruction, theft, or other wrongful taking or loss and the circumstances concerning the same, a request for the issuance of a new certificate to replace the one so defaced, destroyed, wrongfully taken or lost and a bond of a surety company (or other security approved by the directors) in such form as is approved by the directors or by the chairman of the board, the president, a vice-president, the secretary or the treasurer of the Corporation, indemnifying the Corporation (and the Corporation's transfer agent, if any), against all loss, damage or expense, which the Corporation and/or the Corporation's transfer agent may suffer or be liable for by reason of the issuance of a new certificate to such shareholder, a new certificate may be issued in replacement of the one defaced, destroyed or apparently destroyed, stolen or otherwise wrongfully taken or lost, if such issuance is ordered and authorized by any

one of the chairman of the board, the president, a vice-president, the secretary or the treasurer of the Corporation or by resolution of the directors.

DIVIDENDS

55. Declaration and Payment of Dividends.

(1) Subject to the following subparagraph (2), the directors may from time to time by resolution declare and the Corporation may pay dividends on its issued shares, subject to the provisions (if any) of the articles.

(2) The directors shall not declare and the Corporation shall not pay a dividend if there are reasonable grounds for believing that;

(a) the Corporation is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

(3) Subject to section 41 of the Act, the Corporation may pay a dividend in money or property or by issuing fully paid shares of the Corporation.

56. Receipt of Dividends by Joint Holders. In case two or more persons are registered as the joint holders of any securities of the Corporation, any one of such persons may give effectual receipts for all dividends and payments on account of dividends, principal, interest and/or redemption payments on redemption of securities (if any) subject to redemption in respect of such securities.

VOTING SECURITIES IN OTHER BODIES CORPORATE

57. All securities of any other body corporate carrying voting rights held from time to time by the Corporation may be voted at all meetings of shareholders, bondholders, debenture holders or holders of such securities, as the case may be, of such other body corporate in such manner and by such person or persons as the directors of the Corporation shall from time to time determine and authorize by resolution. The duly authorized signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the directors.

NOTICE

58. Service.

(1) Any notice or other document required to be given or sent by the Corporation to any shareholder, director or auditor of the Corporation shall be delivered personally or sent by prepaid mail or by telegram, telex, cablegram or facsimile or by any other means of electronic communication addressed to:

(a) the shareholder at his latest address as shown on the records of the Corporation or its transfer agent; and

(b) the director at his latest address as shown in the records of the Corporation or in the last notice filed under section 64 or 71 of the Act.

With respect to every notice or other document sent by prepaid mail it shall be sufficient to prove that the envelope or wrapper containing the notice or other document was properly addressed and put into a post office letter box.

(2) If the Corporation sends a notice or document to a shareholder in accordance with the provisions of the foregoing subparagraph (2) and the notice or document is returned on three (3) consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until he informs the Corporation in writing of his new address.

59. Shares registered in more than one name. All notices or other documents required to be sent to a shareholder by the Act, the regulations under the Act, the articles or the by-laws of the Corporation shall, with respect to any shares in the capital of the Corporation registered in more than one name, be given to whichever of such persons is named first in the records of the Corporation and any notice or other document so given shall be sufficient notice or delivery of such document to all the holders of such shares.

60. Persons becoming entitled by operation of law. Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or other document in respect of such shares which prior to his name and address being entered on the records of the Corporation shall have been duly given to the person or persons from whom he derives his title to such shares.

61. Deceased Shareholder. Any notice or other document delivered or sent by post or left at the address of any shareholder as the same appears in the records of the Corporation shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of his decease, be deemed to have been duly served in respect of the shares held by such shareholder (whether held solely or with other persons) until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or other document on his heirs, executors or administrators and all persons (if any) interested with him in such shares.

62. Signatures to Notices. The signature of any director or officer of the Corporation to any notice may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

63. Computation of Time. Where a given number of days' notice or notice extending over any period is required to be given under any provisions of the articles or by-laws of the Corporation, the day of service or posting of the notice shall, unless it is otherwise provided, be counted in such number of days or other period and such notice shall be deemed to have been given or sent on the day of service or posting.

64. Proof of Service. A certificate of any officer of the Corporation in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Corporation as to facts in relation to the mailing or delivery or service of any notice or other documents to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

CHEQUES, DRAFTS, NOTES, ETC.

65. All cheques, drafts or orders for the payment of money and all notes, acceptances and bills of exchange shall be signed by such officer or officers or other person or persons, whether or not officers of the Corporation, and in such manner as the directors may from time to time designate by resolution.

CUSTODY OF SECURITIES

66. (1) All securities (including warrants) owned by the Corporation shall be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the directors, with such other depositaries or in such other manner as may be determined from time to time by the directors.

(2) All securities (including warrants) belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

EXECUTION OF CONTRACTS, ETC.

67. (1) Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by any one of the directors or officers. All contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The directors are authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing. Where the Corporation has only one director and officer, being the same person, that person may sign all such contracts, documents or other written instruments.

(2) The corporate seal (if any) may, when required, be affixed to contracts, documents or instruments in writing signed as aforesaid by an officer or officers, person or persons appointed as aforesaid by resolution of the directors.

(3) The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immoveable or moveable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, warrants, bonds, debentures or other securities and all paper writings.

(4) In particular, without limiting the generality of the foregoing, any one of the directors or officers of the Corporation are hereby authorized to sell, assign, transfer, exchange, convert or convey all shares, bonds, debentures, rights, warrants or other securities owned by or registered in the name of the Corporation and to sign and execute (under the seal of the Corporation or otherwise) all assignments, transfers, conveyances, powers of attorney and other instruments that may be necessary for the purpose of selling, assigning, transferring, exchanging, converting or conveying or enforcing or exercising any voting rights in respect of any such shares, bonds, debentures, rights, warrants or other securities. Where the Corporation has only one director and officer, being the same person, that person may perform the functions and exercise the powers herein contemplated.

AUDITOR

68. At each annual meeting of the shareholders of the Corporation an auditor may be appointed for the purpose of auditing and verifying the accounts of the Corporation for the then current year and his report shall be submitted at the next annual meeting of the shareholders. The auditor shall not be a director or an officer of the Corporation. Unless fixed by the meeting of shareholders at which he is appointed, the remuneration of the auditor shall be determined from time to time by the directors.

FISCAL YEAR

69. The fiscal period of the Corporation shall terminate on such day in each year as the directors may from time to time by resolution determine.

BORROWING

70. General Borrowing. The directors may from time to time by resolution:

(a) borrow money upon the credit of the Corporation;

(b) issue, reissue, sell or pledge debt obligations of the Corporation;

(c) give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

The directors may from time to time authorize any director or directors, or officer or officers, of the Corporation, to make arrangements with reference to the money borrowed or to be borrowed as aforesaid, and as to the terms and conditions of the loan thereof, and as to the securities to be given therefor, with power to vary or modify such arrangements, terms and conditions and to give such additional securities for any moneys borrowed or remaining due by the Corporation as the directors of the Corporation may authorize, and generally to manage, transact and settle the borrowing of money by the Corporation.

REPEAL

71. Repeal of By-Laws. Upon this by-law coming into force, all prior by-laws presently in force other than by-laws relating to the borrowing powers of the Corporation are repealed provided that such repeal shall not affect the previous operation of such by-laws so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred or the validity of any contract or agreement made pursuant to any such by-laws prior to their repeal. All officers and persons acting under such by-laws so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or board passed under such repealed by-laws shall continue to be good and valid except to the extent that they are inconsistent with this by-law or until amended or repealed.

PL INTERNET INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS ON FRIDAY, MAY 7, 2004

PROXY SOLICITED BY MANAGEMENT

The undersigned shareholder of the Corporation constitutes and appoints **INGRID HIBBARD** or failing her, **W. JAMES SKELTON** or failing him, **ERIC INKILAINEN**, or instead of and to the exclusion of any of the foregoing:

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as proxy for the undersigned, with power of substitution, to attend, act and vote all common shares in the capital of the Corporation registered in the name of the undersigned, for and on behalf of the undersigned at the annual and special meeting (the "Meeting) of shareholders of the Corporation to be held on May 7, 2004, and at any adjournment or adjournments of the Meeting, in the same manner, to the same extent and with the same power as if the undersigned were present.

THIS PROXY IS SOLICITED BY AND ON BEHALF OF THE MANAGEMENT OF THE CORPORATION AT THE DIRECTION OF THE BOARD OF DIRECTORS. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT HIM AT THE MEETING OTHER THAN ONE OF THE PERSONS LISTED ABOVE AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME OF SUCH PERSON (WHO NEED NOT BE A SHAREHOLDER) IN THE BLANK SPACE PROVIDED IN THE FIRST PARAGRAPH OF THIS FORM OF PROXY.

The board of directors of the Corporation unanimously recommends a vote **FOR** all items below.

1. For [ ] Withhold from voting [ ]
   in respect of the appointment of PricewaterhouseCoopers LLP as auditors and authorizing the directors to fix the auditor's remuneration.

2. For [ ] Against [ ]
   in respect of the special resolution to approve the amendment of the articles of the Corporation to consolidate all the outstanding common shares of the Corporation into a total of 5,000,000 common shares as described in the Management Information Circular (the "Circular") sent in connection with the Meeting.

3. For [ ] Against [ ]
   in respect of the special resolution to approve the amendment of the articles of the Corporation to change the name of the Corporation to "Global Alumina Products Corporation", as described in the Circular.

4. For [ ] Against [ ]
   in respect of the ordinary resolution to approve the business combination transaction to be effected as an arrangement in accordance with the provisions of the *International Business Companies Act* (British Virgin Islands) which will result in GAPCO (Guinea Aluminum Products Corporation) Ltd becoming a wholly-owned subsidiary of the Corporation, as described in the Circular (the "Arrangement").

5. For [ ] Against [ ]
   in respect of the special resolution to approve the continuance of the Corporation under the *Business Corporations Act* (New Brunswick) as if it had been incorporated under that Act, as described in the Circular (the "Continuance").

6. For [ ] Against [ ]
in respect of the ordinary resolution to confirm a new general by-law of the Corporation to become effective upon completion of the Continuance, as described in the Circular.

7. For [ ] Withhold from voting [ ]
in respect of the election as directors of the nominees for the Incumbent Board to serve until completion of the Arrangement, as described in the Circular.

8. For [ ] Withhold from voting [ ]
in respect of the election of the nominees for the New Global Board to take office upon completion of the Continuance, as described in the Circular.

9. For [ ] Withhold from voting [ ]
in respect of the election of the nominees for the Hybrid Board to take office following completion of the Arrangement if, but only if, the Continuance does not proceed, as described in the Circular.

In the absence of any specification above, the indicated appointee shall be deemed to have been granted authority to vote the shares represented by this proxy in favour of the matters identified above, all as described more fully in the Circular.

If there is any amendment to the matters identified in the notice of the Meeting or if other matters come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on any such amendment or other matters according to the best judgement of the person voting the proxy.

This proxy form must be signed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal and by an officer or attorney duly authorized by the corporation, and must be received at the offices of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not less that forty eight hours before the Meeting or any adjournment of the Meeting.

The undersigned revokes any instrument of proxy previously given to vote at the Meeting.

DATED this ______________ day of ____________________________, 2004.

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Signature of Shareholder

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Name of Shareholder (please print)

____
Address of Shareholder (please print)

____
Number of Shares Held

(Please date and sign the proxy. An undated proxy is deemed to bear the date on which it was mailed to the shareholder.)